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TOP SNACKS TO TRY

2012 Annual Report

meredith

Financial Highlights

Years Ended June 30 (In millions except per share data)

GAAP Results	2012	2011	2010	2009
Revenues	$ 1,377	$ 1,400	$ 1,383	$ 1,405
Income (loss) from operations	186	225	185	(132)
Net earnings (loss)	104	127	104	(107)
Total assets	2,016	1,713	1,727	1,669
Total debt	380	195	300	380
Non-GAAP Results				
Adjusted earnings per share [1]	$ 2.50	$ 2.81	$ 2.27	$ 2.07
Adjusted EBITDA[2]	230	265	226	205

Adjusted EPS [1]
10-Year CAGR: 6%



$3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
$2.07
$2.27
$2.81
$2.50
09
10
11
12

Dividends Per Share [3]
10-Year CAGR: 17%



$1.50
1.20
0.90
0.60
0.30
0
$.90
$.92
$1.02
$1.53
09
10
11
12

Non-GAAP amounts are not in accordance with GAAP (accounting principles generally accepted in the United States of America). While management believes these measures contribute to an understanding of the Company's financial performance, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See "Reconciliation of Non-GAAP Financial Measures" in the Appendix immediately following the included Annual Report on Form 10-K.

[1] From continuing operations adjusted for special items.

[2] Adjusted EBITDA - Earnings from continuing operations before interest, taxes, depreciation, amortization and impairment charge.

[3] Annualized dividend per share at end of fiscal year.

To Our Shareholders

On behalf of Meredith and its more than 3,000 employees, we want to thank you for your investment in Meredith Corporation. As a shareholder, you've trusted us with your financial resources, and that's a responsibility we take very seriously.

To those who have been our shareholders for a long time, you are cognizant of our proven ability to leverage our very strong brands to generate significant and sustainable cash flow over time. To those who have become shareholders in the past year, we hope this annual report will provide more detail on our operations, and a better understanding of our key strategic initiatives.

In Fiscal 2012, Meredith executed a series of well-defined strategic initiatives designed to generate growth in revenues, operating profit and cash flow, and increase shareholder value over time. We also faced some challenges, including magazine advertising and performance at Meredith Xcelerated Marketing.

Fortunately, our Local Media Group delivered its third consecutive year of growth in non-political advertising revenues, increasing 6 percent. EBITDA margins grew nearly a full point to 36 percent – the best since Fiscal 2007. And we kept tight control on total Company expenses, which declined 3 percent excluding recent acquisitions.

As a result, Fiscal 2012 earnings per share from continuing operations before special items were $2.50, in line with our previously stated expectations. That compares to Fiscal 2011 earnings per share from continuing operations of $2.81, before special items, which included $0.38 per share, or $28 million, of incremental political advertising revenues at our television stations. We will experience the benefit of political advertising again in Fiscal 2013.

Our Strategic Initiatives

Most importantly, in Fiscal 2012 we took important steps to position Meredith for continued long-term growth and success.

Our Fiscal 2012 key strategic accomplishments included:

- **Implementation of our Total Shareholder Return (TSR) strategy.** Key elements of the strategy include: (1) A 50 percent dividend increase resulting in a current annual dividend of $1.53 per share; (2) A $100 million share repurchase program; and (3) Ongoing strategic investments to scale the business and increase shareholder value over time. Since the launch of our TSR strategy on October 25, 2011 through June 30, 2012, Meredith's stock price increased 28 percent, and the dividend yielded approximately 5 percent. That equated to a total shareholder return of 33 percent.
- **Acquisition of Allrecipes.com, which doubled our digital audience and revenues.** Allrecipes.com has strengthened our digital reach and scale with consumers and advertisers alike. We are currently No. 1 in audience in the digital food space, and in the Top 3 in the women's lifestyle category online. We are actively executing a strategic growth plan for Allrecipes.com. It includes enhancing the brand's video and mobile content; broadening its social media and international presence; and generating additional consumer revenue.

allrecipes.com®

The addition of the world's largest digital food brand significantly enhances Meredith's digital presence and reinforces our leadership of the food category across media platforms. Allrecipes.com brings the following key statistics to Meredith:

- No. 1 recipe site in the U.S. and world
- Over 25 million monthly unique visitors
- No. 1 food recipe channel on YouTube
- No. 1 downloaded recipe app on Android, iPhone and iPad platforms
- Historical annual revenue growth of 20 percent


allrecipes.com

- **Purchase of the EveryDay with Rachael Ray and FamilyFun brands.** This gives us greater scale in the important food and parenthood categories. Both brands are performing ahead of our initial expectations in terms of revenues and operating profit.
- **Launch of additional tablet editions and mobile platforms.** We now have 20 brands available in tablet forms across all major platforms, including the iPad, NOOK, Kindle Fire, Samsung Galaxy and Google Play platforms. We also have more than 50 mobile apps.
- **Extension of our successful brand licensing arrangement with Walmart** for the Better Homes and Gardens line through 2016. Today there are more than 3,000 SKUs of Better Homes and Gardens branded products available at Walmart stores across the U.S.
- **Expansion and monetization of our Local Media Group content** through an increase in local news programming, along with more video content creation such as the syndicated daily *The Better Show* – which today reaches 80 percent of U.S. households – and the Digs channel on YouTube.

In Fiscal 2012, we increased the size of our audience across all of our media and marketing platforms to 100 million American women – 20 percent greater than the prior year and the largest in our 110-year history. This provides us with unparalleled reach to American women through our portfolio of strong and vibrant brands led by Better Homes and Gardens, one of the nation's leading media brands.

In Better Homes and Gardens we possess a powerful megabrand that reaches approximately 50 million consumers across diverse print, digital, video and social media platforms. In Fiscal 2012, we were keenly focused on expanding its electronic tablet editions and mobile applications, as well as social media and experiential marketing initiatives.

As we continue to build on the large consumer audiences for Better Homes and Gardens and our other attractive brands, we're confident that advertisers and marketers will increasingly use Meredith's properties to reach them.

Finally, the key to our brand strength continues to be our talented and creative employees. This includes our inventive content creators, innovative sales and marketing professionals, dedicated support groups, and committed management team. We think Meredith possesses the best workforce in the media industry, and our 110-year track record of success underscores this belief.

What you will see from us in Fiscal 2013

In our National Media Group, we are focused on executing a multi-pronged strategy that includes delivering comprehensive programs for clients across print, video, digital and mobile platforms. At the same time, we are also focusing on broadening the types of advertisers we attract, including those in the beauty, retail, auto and financial categories.

We're also expanding our innovative Meredith Sales Guarantee program, which uses The Nielsen Company's highly regarded Homescan data and our own 100-million name consumer database to prove increased product sales at retail as a result of print advertising in Meredith brands. So far, we have 13 consumer product brands in the program.

To expand this program, we've formed a new partnership with IMS Health to add the prescription drugs category to the Meredith Sales Guarantee, and are working on a similar data-driven solution for the automotive industry.

We are accelerating development of new strategies to improve revenue and operating profit growth from our consumer relationships as well. This includes continuing to transition more subscription acquisition, renewal and

Local Media Success

Year-over-year non-political advertising revenues for our Local Media Group grew every quarter in Fiscal 2012, marking three-straight years of expansion. This was driven primarily by our two largest advertising categories, Automotive and Professional Services. We have also outperformed our industry peers over this time period.

Total Non-Political Advertising Growth


5%
4%
6%
FY10
FY11
FY12

customer service activities online. These are important initiatives for several reasons. First, they enhance customer service. Second, they create better opportunities for us to upsell at digital checkout. And finally, they lower our operating expenses. Taken together, these factors help us realize an incremental $5 in operating profit per digital order over the average life of a subscription. Our Fiscal 2013 goal is to generate more than 4 million, or about 30 percent, of our total annual subscription orders digitally.

We're also making several enhancements to Meredith Xcelerated Marketing, including putting increased emphasis on delivery of branded content, mobile and social media marketing strategies, and strategic analytics. These are our chief competitive strengths. We lowered our cost structure and bolstered the senior leadership team in the creative, sales and marketing, mobile and social, and operational areas. We are aggressively expanding new business generation initiatives, have won several new pieces of business, and are seeing a strong pipeline for new opportunities.

In our Local Media Group, we will continue to pursue growth in audience ratings – which helps strengthen advertising rates. This includes adding more hours of locally produced programming and making further enhancements to our digital and mobile activities. We anticipate a strong political advertising season, and expect to exceed the amount generated during the last Presidential election year.

In closing, we want to reiterate the significant investments made in Fiscal 2012, as well as our prospects for strong cash flow generation over time. We continue to be highly confident in the strength and resilience of Meredith's diversified business model.

Once again, on behalf of our management team and all Meredith employees, we want to thank you for your ongoing support. We have a long history of prudent capital stewardship, as well as an ongoing commitment to Total Shareholder Return. It is our mission and pledge to protect and grow the value of your investment in Meredith Corporation over time.

Stephen M. Lacy
Chairman and
Chief Executive Officer

Mell Meredith Frazier
Vice Chairman

Brand Builders

The acquisition of the **EveryDay with Rachael Ray**, **FamilyFun** and **EatingWell** brands is growing the size of our audience, and adding to revenues, operating profit and cash flow. We are also leveraging our very efficient operational structure to maximize our opportunity with these brands. This includes merging them to our paper, printing and fulfillment contracts; linking them to our management systems for sales, financial planning and information technology; and adding them to our sales and marketing efforts.


EatingWell
39 Fresh & Fast
Healthy Recipes
5-ingredient skillet suppers
EveryDay with Rachael Ray
EAT UP SUMMER!
89 COOL NEW RECIPES FOR HOT DAYS!
FamilyFun
Fabulous 4th of July
COOKIE BLOWOUT!
EveryDay
102 HOMEY HOLIDAY MEALS
EatingWell
42 QUICK & HEALTHY
FamilyFun

Board of Directors



Mary Sue Coleman
Dr. Coleman, 68, is president of the University of Michigan, one of the nation's top public universities. A director since 1997, she serves on the Audit and Finance Committees.



James R. Craigie
Mr. Craigie, 58, is chairman and chief executive officer of Church & Dwight, Inc., a leading consumer products company. A director since 2006, he serves on the Audit and Finance Committees.



Mell Meredith Frazier
Ms. Frazier, 56, is vice chairman of Meredith Corporation and chair of the Meredith Corporation Foundation. A director since 2000, she is chair of the Nominating/Governance Committee and serves on the Compensation Committee.



Frederick B. Henry
Mr. Henry, 66, is president of the Bohen Foundation, a private charitable foundation. A director since 1969, he is chair of the Compensation Committee and serves on the Nominating/Governance Committee.



Joel W. Johnson
Mr. Johnson, 69, is the retired chairman and chief executive of Hormel Foods Corporation, a leading producer of meat and other products. A director since 1994, he is chair of the Finance Committee and serves on the Nominating/Governance Committee.



Stephen M. Lacy
Mr. Lacy, 58, is chairman and chief executive officer of Meredith Corporation, the leading media and marketing company serving American women. He has served as a director since 2004.



Philip A. Marineau
Mr. Marineau, 65, is the retired president and chief executive officer of Levi Strauss & Co., a leading brand apparel company. A director since 1998, he is chairman of the Audit Committee and serves on the Compensation Committee.



Elizabeth Tallett
Ms. Tallett, 63, is principal of Hunter Partners, LLC, a management company for biotech and medical device companies. A director since 2008, she serves on the Audit and Compensation Committees.

Corporate Officers

Stephen M. Lacy
Chairman and Chief Executive Officer

Thomas H. Harty
President, National Media Group

Paul A. Karpowicz
President, Local Media Group

John S. Zieser
Chief Development Officer, General Counsel and Secretary

Joseph H. Ceryanec
Chief Financial Officer

Steven M. Cappaert
Corporate Controller

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012 | **Commission file number 1-5128**

meredith

MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**42-0410230**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	*(ZIP Code)*

Registrant's telephone number, including area code: **(515) 284-3000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
Common Stock, par value $1	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

Title of class

Class B Common Stock, par value $1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The registrant estimates that the aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant at December 31, 2011, was $1,134,000,000 based upon the closing price on the New York Stock Exchange at that date.

Shares of stock outstanding at July 31, 2012	
Common shares..	35,771,147
Class B shares..	8,715,877
Total common and Class B shares................	44,487,024

DOCUMENT INCORPORATED BY REFERENCE

Certain portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on November 7, 2012, are incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

Meredith Corporation and its consolidated subsidiaries are referred to in this Annual Report on Form 10-K (Form 10-K) as *Meredith, the Company, we, our,* and *us*.

PART I

ITEM 1. BUSINESS

GENERAL

Meredith Corporation is the leading media and marketing company serving American women. Meredith began in 1902 as an agricultural publisher. In 1924, the Company published the first issue of *Better Homes and Gardens*. The Company entered the television broadcasting business in 1948. Today Meredith engages in magazine publishing and related brand licensing, television broadcasting, digital and customer relationship marketing, digital and mobile media, and video creation operations. The Company is incorporated under the laws of the State of Iowa. Our common stock is listed on the New York Stock Exchange under the ticker symbol MDP.

The Company operates two business segments: national media and local media. The national media segment includes magazine publishing, brand licensing, digital and customer relationship marketing, digital and mobile media, database-related activities, and other related operations. The local media segment consists primarily of the operations of network-affiliated television stations, related digital and mobile media, and video creation operations. Financial information about industry segments can be found in *Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations* and in *Item 8-Financial Statements and Supplementary Data* under Note 16.

Our national media segment includes leading national consumer media brands delivered over multiple platforms, brand licensing activities, and business-to-business marketing products and services. It focuses on the home and family market and is a leading publisher of magazines serving women. In fiscal 2012, we published in print more than twenty subscription magazines, including *Better Homes and Gardens*, *Family Circle*, *Ladies' Home Journal*, *Parents*, *FamilyFun*, *American Baby*, and *EveryDay with Rachael Ray*, and more than 120 special interest publications. The national media segment's extensive digital media presence now consists of 30 websites and mobile websites, 20 applications (apps), and 20 brands with recurring digital editions available on various digital platforms. The national media segment also includes: digital and customer relationship marketing, which provides specialized marketing products and services to some of America's leading companies; a large consumer database; brand licensing activities; and other related operations.

Our local media segment consists of 12 network-affiliated television stations located across the United States (U.S.) in mostly fast growing markets and a national video creation unit. The television stations consist of six CBS affiliates, three FOX affiliates, two MyNetworkTV affiliates, and one NBC affiliate. Local media digital media includes 20 websites and mobile websites and 30 apps focused on news, sports, and weather.

The Company's largest revenue source is advertising. National and local economic conditions affect the magnitude of our advertising revenues. Both national media and local media revenues and operating results can be affected by changes in the demand for advertising and consumer demand for our products. Magazine circulation revenues are generally affected by national and regional economic conditions and competition from other forms of media. Television advertising is seasonal and cyclical to some extent, traditionally generating higher revenues in the second and fourth fiscal quarters and during key political contests and major sporting events.

BUSINESS DEVELOPMENTS

In July 2011, Meredith acquired the EatingWell Media Group (EatingWell), a multichannel brand focused on healthy eating. The EatingWell portfolio includes the award-winning bi-monthly magazine, a content-rich website, a robust content licensing and custom marketing program, the Healthy-in-a-Hurry mobile recipe app, and a series of high-quality food and nutrition-related books and cookbooks. In January 2012, Meredith raised the magazine's rate base from 350,000 to 500,000.

In October 2011, Meredith invested in iris Nation Worldwide Limited (iris), a leading global marketing services company. At the same time, we announced the creation of the Meredith-iris Global Network to serve the increasing global needs of our domestic clients and to open doors to international clients.

In October 2011, the Company acquired *EveryDay with Rachael Ray* magazine and its related digital assets. The magazine is published 10 times annually with a 7.4 million audience and a 1.7 million rate base. In addition, Meredith announced it had finalized a 10-year licensing agreement with Watch Entertainment, Inc. for the award-winning brand. The first issue of *EveryDay with Rachael Ray* published under the Meredith banner was February 2012, which was available on newsstands in early January.

In January 2012, Meredith completed the acquisition of *FamilyFun*. The acquisition included the highly popular magazine, with an audience of 6 million and rate base of 2.1 million, and its related assets, including its special interest publications, as well as the Toy Hopper and other digital magazine apps. *FamilyFun* targets moms with a special focus on family activities such as cooking, crafts, celebrations, and travel.

In March 2012, Meredith completed the acquisition of Allrecipes.com, Inc. (Allrecipes.com), the world's largest digital food brand. The acquisition of Allrecipes.com places Meredith first in comScore, Inc.'s (comScore) Food Community rankings, and more than doubles the audience for the Meredith Women's Network.

With these acquisitions, Meredith can now offer advertisers and marketers access to more than 100 million unduplicated American women across all media platforms.

In May 2012, the Company acquired ShopNation Inc. (ShopNation), an e-commerce technology company based in Los Angeles that owns proprietary technology that aggregates and organizes relevant data and images from retailer websites in specific product categories.

In June 2012, Meredith announced the offering of digital editions of our most popular magazines including *Family Circle, EveryDay with Rachael Ray, Ladies' Home Journal,* and *More* on Google Play. Google Play is one of several digital newsstands that give consumers the ability to purchase magazines for tablet devices. Meredith is rapidly expanding and optimizing our mobile offerings to deliver valuable, relevant experiences for women across smartphones and tablets. In fiscal 2012, Meredith launched a variety of new digital products, including tablet editions of most of our national brands, and rapidly expanded our mobile platforms in both businesses. Meredith currently has 20 brands available in tablet forms across all the major platforms, and approximately 50 mobile apps.

DESCRIPTION OF BUSINESS

National Media

National media represented 77 percent of Meredith's consolidated revenues in fiscal 2012. *Better Homes and Gardens* magazine, our flagship brand, continues to account for a significant percentage of revenues and operating profit of the national media segment and the Company.

Magazines

Information for our major magazine titles as of June 30, 2012, follows:

Title	Description	Frequency per Year	Year-end Rate Base (1)
Better Homes and Gardens	Women's service	12	7,600,000
Family Circle	Women's service	12	4,000,000
Ladies' Home Journal	Women's service	11	3,200,000
Parents	Parenthood	12	2,200,000
FamilyFun	Parenthood	10	2,100,000
American Baby	Parenthood	12	2,000,000
EveryDay with Rachael Ray	Women's lifestyle and food	10	1,700,000
Fitness	Women's lifestyle	10	1,500,000
More	Women's lifestyle (age 40+)	10	1,300,000
Midwest Living	Travel and lifestyle	6	950,000
Ser Padres	Hispanic parenthood	8	850,000
Traditional Home	Home decorating	8	850,000
Siempre Mujer	Hispanic women's lifestyle	6	550,000
EatingWell	Women's lifestyle and food	6	500,000
Wood	Woodworking	7	475,000
Successful Farming	Farming business	13	420,000

(1) Rate base is the circulation guaranteed to advertisers. Actual circulation generally exceeds rate base and for most of the Company's titles is tracked by the Audit Bureau of Circulations, which issues periodic statements for audited magazines.

In addition to these major magazines titles, we published approximately 120 special interest publications under approximately 75 titles in fiscal 2012, primarily under the Better Homes and Gardens brand. The titles are issued from one to eight times annually and sold primarily on newsstands. A limited number of subscriptions are also sold to certain special interest publications. The following titles were published quarterly or more frequently: *American Patchwork & Quilting*, *Country Gardens*, *Diabetic Living*, *Do It Yourself*, *Kitchen and Bath Ideas*, *Quilts & More*, *Renovation Style*, and *Scrapbooks etc.*

Magazine Advertising—Advertising revenues are generated primarily from sales to clients engaged in consumer marketing. Many of Meredith's larger magazines offer regional and demographic editions that contain similar editorial content but allow advertisers to customize messages to specific markets or audiences. The Company sells two primary types of magazine advertising: display and direct-response. Advertisements are either run-of-press (printed along with the editorial portions of the magazine) or inserts (preprinted pages). Most of the national media segment's advertising revenues are derived from run-of-press display advertising. Meredith also possesses a strategic marketing unit, Meredith 360°, which provides clients and their agencies with access to the full range of media products and services Meredith has to offer, including many media platforms. Our team of creative and marketing experts delivers innovative solutions across multiple media channels that meet each client's unique advertising and promotional requirements.

Magazine Circulation—Subscriptions obtained through direct-mail solicitation, agencies, insert cards, the Internet, and other means are Meredith's largest source of circulation revenues. All of our subscription magazines, except *American Baby, Ser Padres,* and *Successful Farming,* are also sold by single copy. Single copies sold on newsstands are distributed primarily through magazine wholesalers, who have the right to receive credit from the Company for magazines returned to them by retailers.

Meredith Interactive Media
National media's 30 websites provide ideas and inspiration. These branded websites focus on the topics that women care about most—food, home, and entertaining, and meeting the needs of moms—and on delivering powerful content geared toward lifestyle topics such as health, beauty, style, and wellness.

Meredith completed the acquisition of Allrecipes.com, the world's largest digital food brand in fiscal 2012. The acquisition of Allrecipes.com places Meredith first in comScore's Food Community rankings, and more than doubles the audience for the Meredith Women's Network.

Driven primarily by the acquisition of Allrecipes.com, fiscal 2012 fourth quarter unique visitors and page views more than doubled from the prior-year quarter. National media now has 20 apps focused on food, parenthood, and health. These apps had more than 5 million downloads in fiscal 2012. Also during fiscal 2012, Meredith tripled our magazine subscriptions generated online to a record 3.2 million. This represents about a quarter of our total annual subscription orders.

During fiscal 2012, we also rapidly expanded our tablet platforms. Our national brands have more than 350,000 tablet customers interacting with 20 of our brands across the six major digital newsstands. This includes our recent launch on Google Play, and a new unlimited offer with Next Issue Media that includes *Better Homes and Gardens*, *Parents,* and *Fitness*.

Other Sources of Revenues
Other revenues are derived from digital and customer relationship marketing, other custom publishing projects, brand licensing agreements, ancillary products and services, book sales, and licensing agreements.

Meredith Xcelerated Marketing—Meredith Xcelerated Marketing (MXM) is a digital and customer relationship marketing agency with the proven ability to create measurable programs that are focused on building customer engagement for corporate clients through the use of content and innovation. Its revenue is independent of advertising and circulation, though sometimes its services are sold as part of larger programs that include advertising components. In fiscal 2012, major clients included Kraft, Nestlé, Lowe's, Honda, Chrysler, and State Farm.

MXM's heritage lies in its more than 40 years of experience in creating custom content programs and customer relationship marketing platforms. Over the last several years, we set in motion a plan to transform MXM from a pure custom publisher into a marketing services agency, expanding MXM's marketing capabilities to digital, social media, database analytics, healthcare, and mobile media.

Today, MXM provides clients with in-depth knowledge, resources, and expertise in core areas including loyalty, consumer research, database management and analytics, mobile, campaign management, social, and digital. MXM uses these capabilities together with its top-notch editorial talent to create content that is relevant, measurable, and on-target.

MXM possesses six offices in the U.S.: New York; Los Angeles; Detroit; Des Moines; Arlington, VA; and Dallas. In fiscal 2012, Meredith invested in the global marketing company iris, which is based in London and has offices throughout the world. As part of this investment, Meredith created the Meredith-iris Global Network, serving the increasing global needs of MXM's domestic clients while also opening the doors to new clients in the European and Asia-Pacific markets.

Brand Licensing—Brand licensing consists of the licensing of various proprietary trademarks in connection with retail programs conducted through a number of retailers and manufacturers, and multiple licensing agreements that extend several of Meredith's brands internationally.

Our Better Homes and Gardens brand licensing program continues to grow at Wal-Mart Stores, Inc. (Walmart). Currently there are more than 3,000 SKUs of Better Homes and Gardens branded products available at Walmart stores across the U.S. During fiscal 2012, Meredith extended this licensing agreement with Walmart through 2016.

We continued to expand our international reach through international licensing agreements. During fiscal 2012, Meredith began a licensing relationship with Vienna-based Liquid 7, the digital content division of Atlantic Group, to launch Sunny 7, an online network aimed at adult women. Sunny 7 integrates content from Meredith brands such as *Better Homes and Gardens*, *Parents*, *Fitness,* and *Family Circle* across digital and social media. Meredith also entered into license arrangements for *Parents* and *Better Homes and Gardens* in the Gulf States markets of Saudi Arabia, United Arab Emirates, Qatar, Kuwait, Bahrain, and Oman, as well as for *Diabetic Living* in Greece and Hungary. Meredith's titles are currently distributed in nearly 60 countries - including more than 25 licensed local editions in countries such as Australia, Canada, China, Indonesia, Italy, and Turkey.

Other licensing activities include a long-term agreement to license the Better Homes and Gardens brand to Realogy Corporation, which continues to build a residential real estate franchise system based on the Better Homes and Gardens brand; a licensing agreement with Universal Furniture International, which includes a full line of wooden and upholstered furniture for living rooms, bedrooms, and dining rooms; and a partnership with Five Star Mattress for a Better Homes and Gardens mattress collection.

The Company continues to pursue brand extensions that will serve consumers and advertisers alike and also extend and strengthen the reach and vitality of our brands.

Meredith Books—John Wiley & Sons, Inc. (Wiley) has exclusive global rights to publish and distribute books based on Meredith's consumer-leading brands, including the powerful Better Homes and Gardens imprint. Meredith creates book content and retains all approval and content rights. Wiley is responsible for book layout and design, printing, sales and marketing, distribution, and inventory management. Wiley pays Meredith royalties based on net sales subject to a guaranteed minimum. Separate from Wiley, Meredith publishes and promotes books under licensed trademarks including The Home Depot®.

Production and Delivery

Paper, printing, and postage costs accounted for 35 percent of the national media segment's fiscal 2012 operating expenses.

Coated publication paper is the major raw material essential to the national media segment. We directly purchase all of the paper for our magazine production and our custom publishing business and a majority of the paper for book production. The Company has contractual agreements with major paper manufacturers to ensure adequate supplies for planned publishing requirements. The price of paper is driven by overall market conditions and is therefore difficult to predict. Paper prices declined in fiscal 2010. In fiscal 2011, average paper prices increased 3 percent. In fiscal 2012, average paper prices increased 3 percent as compared to fiscal 2011 paper prices. Management anticipates paper prices will rise in the low to mid-single digits during fiscal 2013 and that fiscal 2013 average paper prices will be down in the low-single digits compared to fiscal 2012.

Meredith has printing contracts with several major domestic printers for our magazines. The Company has a contract with a major U.S. printer for the majority of our book titles.

Postage is a significant expense of the national media segment. We continually seek the most economical and effective methods for mail delivery, including cost-saving strategies that leverage work-sharing opportunities offered within the postal rate structure. Periodical postage accounts for approximately 75 percent of Meredith's postage costs, while other mail items—direct mail, replies, and bills—account for approximately 25 percent. The Governors of the United States Postal Service (USPS) review prices for mailing services annually and adjust postage rates periodically. Though prices and price increases for various USPS products vary, overall average price increases are capped by law at the rate of inflation as measured by the Consumer Price Index, which was 2.1 percent. Prices have risen in six of the last seven years for Meredith, including fiscal 2012. There was no increase in fiscal 2010.

Meredith continues to work solely and with others to encourage and help the USPS find and implement efficiencies to contain rate increases. We cannot, however, predict future changes in the postal rates or the impact they will have on our national media business.

Fulfillment services for Meredith's national media segment are provided by third parties. National magazine newsstand distribution services are provided by third parties through multi-year agreements.

Competition

Publishing is a highly competitive business. The Company's magazines and related publishing products and services compete with other mass media, including the Internet and many other leisure-time activities. Competition for advertising dollars is based primarily on advertising rates, circulation levels, reader demographics, advertiser results, and sales team effectiveness. Competition for readers is based principally on editorial content, marketing skills, price, and customer service. While competition is strong for established titles, gaining readership for newer magazines and specialty publications is especially competitive.

Local Media

Local media represented 23 percent of Meredith's consolidated revenues in fiscal 2012. Certain information about the Company's television stations at June 30, 2012, follows:

Station, Market	DMA National Rank (1)	Network Affiliation	Channel	Expiration Date of FCC License	Average Audience Share (2)
WGCL-TV Atlanta, GA	9	CBS	46	4-1-2005 (3)	5.0 %
KPHO-TV Phoenix, AZ	13	CBS	5	10-1-2006 (3)	5.8 %
KPTV Portland, OR	22	FOX	12	2-1-2007 (3)	6.4 %
KPDX-TV Portland, OR	22	MyNetworkTV	49	2-1-2007 (3)	2.2 %
WSMV-TV Nashville, TN	29	NBC	4	8-1-2005 (3)	9.1 %
WFSB-TV Hartford, CT New Haven, CT	30	CBS	3	4-1-2007 (3)	10.7 %
KCTV Kansas City, MO	31	CBS	5	2-1-2006 (3)	9.9 %
KSMO-TV Kansas City, MO	31	MyNetworkTV	62	2-1-2006 (3)	1.2 %
WHNS-TV Greenville, SC Spartanburg, SC Asheville, NC Anderson, SC	37	FOX	21	12-1-2004 (3)	5.5 %
KVVU-TV Las Vegas, NV	40	FOX	5	10-1-2006 (3)	6.0 %
WNEM-TV Flint, MI Saginaw, MI Bay City, MI	68	CBS	5	10-1-2005 (3)	14.9 %
WSHM-LP Springfield, MA Holyoke, MA	114	CBS	3	4-1-2007 (3)	7.2 %

(1) Designated Market Area (DMA) is a registered trademark of, and is defined by, Nielsen Media Research. The national rank is from the 2011-2012 DMA ranking.

(2) Average audience share represents the estimated percentage of households using television tuned to the station in the DMA. The percentages shown reflect the average total day shares (6:00 a.m. to 2:00 a.m.) for the November 2011, February 2012, and May 2012 measurement periods.

(3) Renewal application pending. Under FCC rules, a license is automatically extended pending FCC processing and granting of the renewal application. We have no reason to believe that these licenses will not be renewed by the FCC.

Operations

The principal sources of the local media segment's revenues are: 1) local advertising focusing on the immediate geographic area of the stations; 2) national advertising; 3) retransmission of our television signal to satellite and cable systems; 4) advertising on the stations' websites; 5) station operation management fees; and 6) payments by advertisers for other services, such as the production of advertising materials.

The stations sell commercial time to both local/regional and national advertisers. Rates for spot advertising are influenced primarily by the market size, number of in-market broadcasters, audience share, and audience demographics. The larger a station's share in any particular daypart, the more leverage a station has in setting advertising rates. Generally, as the market fluctuates with supply and demand, so does a station's advertising rates. Most national advertising is sold by independent representative firms. The sales staff at each station generates local/ regional advertising revenues.

Typically 30 to 40 percent of a market's television advertising revenue is generated by local newscasts. Station personnel are continually working to grow their news ratings, which in turn will augment revenues. The Company broadcasts local newscasts in high definition in six of our markets and in wide screen format in our other four markets.

The national network affiliations of Meredith's 12 television stations also influence advertising rates. Generally, a network affiliation agreement provides a station the exclusive right to broadcast network programming in its local service area. In return, the network has the right to sell most of the commercial advertising aired during network programs. Network-affiliated stations generally pay networks for certain programming and services such as professional football and news services. The Company's Fox affiliates also pay the Fox network for additional advertising spots during prime-time programming.

The Company recently renewed our affiliation agreements for four of our six CBS affiliates. We are currently in negotiations to renew our three Fox affiliation agreements, which expired at the end of June 2012, but have been extended to August 31, 2012. Programming fees paid to CBS will increase significantly beginning in fiscal 2013. We also expect programming fees paid to Fox to increase beginning in fiscal 2013. These payments are in essence a portion of the retransmission fees that Meredith receives from cable, satellite, and telecommunications firms, which pay Meredith to carry its local television programming in their markets.

Beyond fiscal 2013, the affiliation agreement for our NBC affiliate expires at the end of December 2013. Our two MyNetworkTV affiliation agreements expire in September 2014. The affiliation agreements for our CBS affiliates have expiration dates that range from April 2016 to August 2017. While Meredith's relations with the networks historically have been very good, the Company can make no assurances they will remain so over time.

We also generate revenue from cable, satellite and internet-based television service providers who pay Meredith for access to our television station signals so that they may rebroadcast our signals and charge their subscribers for this programming. We refer to such revenue as retransmission revenue. In fiscal 2013, a majority of Meredith's retransmission agreements expire and Meredith expects to significantly increase the amount of retransmission fees it generates as it renews these agreements.

The Federal Communications Commission (FCC) has permitted broadcast television station licensees to use their digital spectrum for a wide variety of services such as high-definition television programming, audio, data, mobile applications, and other types of communication, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standards. Several of our stations are broadcasting a second programming stream on their digital channel. Our Las Vegas, Phoenix, and Hartford stations currently broadcast a weather channel, Flint-Saginaw has a MyNetworkTV affiliate, and Kansas City added Bounce TV, a network with African American focused programming.

The costs of television programming are significant. There are two principal programming costs for Meredith: locally produced programming, including local news; and purchased syndicated programming. The Company continues to increase our locally produced news and entertainment programming to control content and costs and to attract advertisers. Syndicated programming costs are based largely on demand from stations in the market and can fluctuate significantly.

Meredith Video Studios (MVS) produces our daily lifestyle television show - *Better* - which continues to expand its reach, and will be seen in more than 150 markets nationwide covering about 80 percent of U.S. television households.

Further, MVS is a development, production, and multiplatform distribution company that produces video for use by Meredith's television stations and our local and national media websites, and is producing custom video for clients as well. *Better.tv* supports the Better shows, with video information on topics including food, family, home, style, entertainment, fitness, and health. Sponsorship opportunities include video billboards, product integration, channel sponsorships, and custom videos.

Competition

Meredith's television stations compete directly for advertising dollars and programming in their respective markets with other local television stations, radio stations, and cable television providers. Other mass media providers such as newspapers and their websites are also competitors. Advertisers compare market share, audience demographics, and advertising rates, and take into account audience acceptance of a station's programming, whether local, network, or syndicated.

Regulation

The ownership, operation, and sale of broadcast television and radio stations, including those licensed to the Company, are subject to the jurisdiction of the FCC, which engages in extensive regulation of the broadcasting industry under authority granted by the Communications Act of 1934, as amended (Communications Act), including authority to promulgate rules and regulations governing broadcasting. The Communications Act requires broadcasters to serve the public interest. Among other things, the FCC assigns frequency bands; determines stations' locations and operating parameters; issues, renews, revokes, and modifies station licenses; regulates and limits changes in ownership or control of station licenses; regulates equipment used by stations; regulates station employment practices; regulates certain program content, including commercial matters in children's programming; has the authority to impose penalties for violations of its rules or the Communications Act; and imposes annual fees on stations. Reference should be made to the Communications Act, as well as to the FCC's rules, public notices, and rulings for further information concerning the nature and extent of federal regulation of broadcast stations.

Broadcast licenses are granted for eight-year periods. The Communications Act directs the FCC to renew a broadcast license if the station has served the public interest and is in substantial compliance with the provisions of the Communications Act and FCC rules and policies. Management believes the Company is in substantial compliance with all applicable provisions of the Communications Act and FCC rules and policies and knows of no reason why Meredith's broadcast station licenses will not be renewed.

The FCC has, on occasion, changed the rules related to local ownership of media assets, including rules relating to the ownership of one or more television stations in a market. The FCC's media ownership rules are subject to further review by the FCC, various court appeals, petitions for reconsideration before the FCC, and possible actions by Congress. We cannot predict the impact of any of these developments on our business.

The Communications Act and the FCC also regulate relationships between television broadcasters and cable and satellite television providers. Under these provisions, most cable systems must devote a specified portion of their channel capacity to the carriage of the signals of local television stations that elect to exercise this right to mandatory carriage. Alternatively, television stations may elect to restrict cable systems from carrying their signals without their written permission, referred to as retransmission consent. Congress and the FCC have established and implemented generally similar market-specific requirements for mandatory carriage of local television stations by satellite television providers when those providers choose to provide a market's local television signals.

The FCC has enacted a proposed plan, called the National Broadband Plan, to increase the amount of spectrum available in the United States for wireless broadband use. In furtherance of the National Broadband Plan, Congress has enacted and the President has signed into law new legislation authorizing the FCC to conduct a "reverse auction" for which television broadcast licensees could submit bids to receive compensation in return for relinquishing all or a portion of their rights in the television spectrum of their full service and/or Class A stations. Under the new law, the FCC may hold one reverse auction, and another auction for the newly freed spectrum. The FCC must complete both auctions by 2022.

Even if a television licensee does not participate in the reverse auction, the results of the auction could materially impact a station's operations. The FCC has the authority to force a television station to change channels and/or modify its coverage area to allow the FCC to rededicate certain channels within the television band for wireless broadband use. We cannot predict whether or how this will affect the Company or its television stations.

In addition to the National Broadband Plan, Congress and the FCC have under consideration, and in the future may adopt, new laws, regulations, and policies regarding a wide variety of other matters that also could affect, directly or indirectly, the operation, ownership transferability, and profitability of the Company's broadcast stations and affect the ability of the Company to acquire additional stations. In addition to the matters noted above, these could include spectrum usage fees, regulation of political advertising rates, restrictions on the advertising of certain products (such as alcoholic beverages), program content restrictions, and ownership rule changes.

Other matters that could potentially affect the Company's broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry for viewers or advertisers, such as home video recording devices and players, satellite radio and television services, cable television systems, newspapers, outdoor advertising, and Internet delivered video programming services.

The information provided in this section is not intended to be inclusive of all regulatory provisions currently in effect. Statutory provisions and FCC regulations are subject to change, and any such changes could affect future operations and profitability of the Company's local media segment. Management cannot predict what regulations or legislation may be adopted, nor can management estimate the effect any such changes would have on the Company's television and radio broadcasting operations.

EXECUTIVE OFFICERS OF THE COMPANY

Executive officers are elected to one year terms each November. The current executive officers of the Company are:

Stephen M. Lacy—Chairman, President, and Chief Executive Officer and a director of the Company since 2004. Formerly President and Chief Executive Officer (2006 - 2010). Age 58.

Thomas H. Harty—President-National Media Group. Formerly President-Consumer Magazines (2009 - 2010) and Vice President-Magazine Group (2004 - 2009). Age 49.

Paul A. Karpowicz—President-Local Media Group (2005 - present). Age 59.

Joseph H. Ceryanec—Vice President-Chief Financial Officer (2008 - present). Prior to joining Meredith, Mr. Ceryanec served as President, Central Region for PAETEC Corporation (February 2008 - October 2008). Prior to PAETEC's acquisition of McLeodUSA, Mr. Ceryanec served as McLeodUSA's Group Vice President, Chief Financial Officer from 2005 to 2008. Age 51.

John S. Zieser—Chief Development Officer/General Counsel and Secretary (2006 - present). Age 53.

EMPLOYEES

As of June 30, 2012, the Company had approximately 3,300 full-time and 110 part-time employees. Only a small percentage of our workforce is unionized. We consider relations with our employees to be good.

OTHER

Name recognition and the public image of the Company's trademarks (e.g., *Better Homes and Gardens* and *Parents*) and television station call letters are vital to the success of our ongoing operations and to the introduction of new business. The Company protects our brands by aggressively defending our trademarks and call letters.

The Company had no material expenses for research and development during the past three fiscal years. Revenues from individual customers and revenues, operating profits, and identifiable assets of foreign operations were not significant. Compliance with federal, state, and local provisions relating to the discharge of materials into the environment and to the protection of the environment had no material effect on capital expenditures, earnings, or the Company's competitive position.

AVAILABLE INFORMATION

The Company's corporate website is *meredith.com*. The content of our website is not incorporated by reference into this Form 10-K. Meredith makes available free of charge through our website our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished to the Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after such documents are electronically filed with or furnished to the SEC. Meredith also makes available on our website our corporate governance information including charters of all of our Board Committees, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, our Code of Ethics for CEO and Senior Financial Officers, and our Bylaws. Copies of such documents are also available free of charge upon written request.

FORWARD LOOKING STATEMENTS

This Form 10-K, including the sections titled *Item 1-Business*, *Item 1A-Risk Factors*, and *Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations*, contains forward-looking statements that relate to future events or our future financial performance. We may also make written and oral forward-looking statements in our SEC filings and elsewhere. By their nature, forward-looking statements involve risks, trends, and uncertainties that could cause actual results to differ materially from those anticipated in any forward-looking statements. Such factors include, but are not limited to, those items described in *Item 1A-Risk Factors* below, those identified elsewhere in this document, and other risks and factors identified from time to time in our SEC filings. We have tried, where possible, to identify such statements by using words such as *believe*, *expect*, *intend*, *estimate*, *may*, *anticipate*, *will*, *likely*, *project*, *plan*, and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon our then-current expectations, estimates, and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to place undue reliance on such forward-looking statements that are part of this filing; actual results may differ materially from those currently anticipated. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 1A. RISK FACTORS

In addition to the other information contained or incorporated by reference into this Form 10-K, investors should consider carefully the following risk factors when investing in our securities. In addition to the risks described below, there may be additional risks that we have not yet perceived or that we currently believe are immaterial.

Advertising represents the largest portion of our revenues. In fiscal 2012, 56 percent of our revenues were derived from advertising. Advertising constitutes almost half of our national media revenues and almost 90 percent of our local media revenues. Demand for advertising is highly dependent upon the strength of the U.S. economy. During an economic downturn, demand for advertising may decrease. The growth in alternative forms of media, for example the Internet, has increased the competition for advertising dollars, which could in turn reduce expenditures for magazine and television advertising or suppress advertising rates.

Technology in the media industry continues to evolve rapidly. Advances in technology have led to an increasing number of alternative methods for the delivery of content and have driven consumer demand and expectations in unanticipated directions. If we are unable to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods that provide optimal user experiences, our business, financial condition, and prospects may be adversely affected. Technology developments also pose other challenges that could adversely affect our revenues and competitive position. New delivery platforms may lead to pricing restrictions, the loss of distribution control, and the loss of a direct relationship with consumers. We may also be adversely affected if the use of technology developed to block the display of advertising on websites proliferates.

Circulation revenues represent a significant portion of our revenues. Magazine circulation is another significant source of revenue, representing 21 percent of total revenues and 27 percent of national media revenues. Preserving circulation is critical for maintaining advertising sales. Magazines face increasing competition from alternative forms of media and entertainment. As a result, sales of magazines through subscriptions and at the newsstand could decline. As publishers compete for subscribers, subscription prices could decrease and marketing expenditures may increase.

Client relationships are important to our brand licensing and consumer relationship marketing businesses. Our ability to maintain existing client relationships and generate new clients depends significantly on the quality of our products and services, our reputation, and the continuity of Company and client personnel. Dissatisfaction with our products and services, damage to our reputation, or changes in key personnel could result in a loss of business.

Paper and postage prices may be difficult to predict or control. Paper and postage represent significant components of our total cost to produce, distribute, and market our printed products. In fiscal 2012, these expenses accounted for 26 percent of national media's operating costs. Paper is a commodity and its price has been subject to significant volatility. All of our paper supply contracts currently provide for price adjustments based on prevailing market prices; however, we historically have been able to realize favorable paper pricing through volume discounts and multi-year contracts. The USPS distributes substantially all of our magazines and many of our marketing materials. Postal rates are dependent on the operating efficiency of the USPS and on legislative mandates imposed upon the USPS. Although we work with others in the industry and through trade organizations to encourage the USPS to implement efficiencies that will minimize rate increases, we cannot predict with certainty the magnitude of future price changes for paper and postage. Further, we may not be able to pass such increases on to our customers.

World events may result in unexpected adverse operating results for our local media segment. Our local media results could be affected adversely by world events such as wars, political unrest, acts of terrorism, and natural disasters. Such events can result in significant declines in advertising revenues as the stations will not broadcast or will limit broadcasting of commercials during times of crisis. In addition, our stations may have higher newsgathering costs related to coverage of the events.

Our local media operations are subject to FCC regulation. Our broadcasting stations operate under licenses granted by the FCC. The FCC regulates many aspects of television station operations including employment practices, political advertising, indecency and obscenity, programming, signal carriage, and various technical matters. Violations of these regulations could result in penalties and fines. Changes in these regulations could impact the results of our operations. The FCC also regulates the ownership of television stations. Changes in the ownership rules could affect our ability to consummate future transactions. Details regarding regulation and its impact on our local media operations are provided in *Item 1-Business* beginning on page 9.

Loss of or changes in affiliation agreements could adversely affect operating results for our local media segment. Our broadcast television station business owns and operates 12 television stations. Six are affiliated with CBS, three with Fox, two with MyNetworkTV, and one with NBC. These television networks produce and distribute programming in exchange for each of our stations' commitment to air the programming at specified times and for commercial announcement time during the programming. The non-renewal or termination of any of our network affiliation agreements would prevent us from being able to carry programming of the affiliate network. This loss of programming would require us to obtain replacement programming, which may involve higher costs and/or which may not be as attractive to our audiences, resulting in reduced revenues. The Company recently renewed our affiliation agreements for four of our six CBS affiliates. The expiration dates for our CBS affiliation agreements have expiration dates that range from April 2016 to August 2017. We are currently in negotiations to renew our three Fox affiliation agreements, which expired at the end of June 2012, but have been extended to August 31, 2012. The affiliation agreement for our NBC affiliate expires at the end of December 2013. Our two MyNetworkTV affiliation agreements expire in September 2014. In conjunction with these renegotiations, the television networks are seeking arrangements with their affiliates to change the structure of network compensation, including seeking payment from affiliates for the network's programming. Programming fees paid to CBS will increase significantly beginning in fiscal 2013. We also expect programming fees paid to Fox to increase beginning in fiscal 2013.

Acquisitions pose inherent financial and other risks and challenges. As a part of our strategic plan, we have acquired businesses and we expect to continue acquiring businesses in the future. These acquisitions can involve a number of risks and challenges, any of which could cause significant operating inefficiencies and adversely affect our growth and profitability. Such risks and challenges include underperformance relative to our expectations and the price paid for the acquisition; unanticipated demands on our management and operational resources; difficulty in integrating personnel, operations, and systems; retention of customers of the combined businesses; assumption of contingent liabilities; and acquisition-related earnings charges. If our acquisitions are not successful, we may record unexpected impairment charges. Our ability to continue to make acquisitions will depend upon our success at identifying suitable targets, which requires substantial judgment in assessing their values, strengths, weaknesses, liabilities and potential profitability, as well as the availability of suitable candidates at acceptable prices, and whether restrictions are imposed by regulations. Moreover, competition for certain types of acquisitions is significant, particularly in the field of interactive media. Even if successfully negotiated, closed, and integrated, certain acquisitions may not advance our business strategy and may fall short of expected return on investment targets.

Impairment of goodwill and intangible assets is possible, depending upon future operating results and the value of the Company's stock. We test our goodwill and intangible assets, including FCC licenses, for impairment during the fourth quarter of every fiscal year and on an interim basis if indicators of impairment exist. Factors which influence the evaluation include the Company's stock price and expected future operating results. If the carrying value of a reporting unit or an intangible asset is no longer deemed to be recoverable, a potentially material impairment charge could be incurred. Although these charges would be non-cash in nature and would not affect the Company's operations or cash flow, they would adversely affect stockholders' equity and reported results of operations in the period charged.

We have two classes of stock with different voting rights. We have two classes of stock: common stock and Class B stock. Holders of common stock are entitled to one vote per share and account for approximately 30 percent of the voting power. Holders of Class B stock are entitled to ten votes per share and account for the remaining 70 percent of the voting power. There are restrictions on who can own Class B stock. The majority of Class B shares are held by members of Meredith's founding family. Control by a limited number of holders may make the Company a less attractive takeover target, which could adversely affect the market price of our common stock. This voting control also prevents other shareholders from exercising significant influence over certain of the Company's business decisions.

The preceding risk factors should not be construed as a complete list of factors that may affect our future operations and financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Meredith is headquartered in Des Moines, IA. The Company owns buildings at 1716 and 1615 Locust Street and is the sole occupant of these buildings. The Company believes these facilities are adequate for their intended use.

The national media segment operates mainly from the Des Moines offices and from a leased facility in New York, NY. The New York facility is used primarily as advertising sales offices for all Meredith magazines and as headquarters for *Family Circle*, *Ladies' Home Journal*, *Parents*, *FamilyFun*, *American Baby*, *EveryDay with Rachael Ray*, *Fitness*, *More*, and *Siempre Mujer* properties. Allrecipes.com operates out of leased space in Seattle, WA. We have also entered into leases for magazine editorial offices, customer relationship marketing operations, and national media sales offices in the states of California, Illinois, Massachusetts, Michigan, Texas, Vermont, and Virginia. The Company believes these facilities are sufficient to meet our current and expected future requirements.

The local media segment operates from facilities in the following locations: Atlanta, GA; Phoenix, AZ; Beaverton, OR; Rocky Hill, CT; Nashville, TN; Fairway, KS; Greenville, SC; Henderson, NV; Springfield, MA; Saginaw, MI; and New York, NY. The Company believes these properties are adequate for their intended use. The properties in Springfield and New York are leased, while the other properties are owned by the Company. Each of the broadcast stations also maintains one or more owned or leased transmitter sites.

ITEM 3. LEGAL PROCEEDINGS

There are various legal proceedings pending against the Company arising from the ordinary course of business. In the opinion of management, liabilities, if any, arising from existing litigation and claims will not have a material effect on the Company's earnings, financial position, or liquidity.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION, DIVIDENDS, AND HOLDERS

The principal market for trading Meredith's common stock is the New York Stock Exchange (trading symbol MDP). There is no separate public trading market for Meredith's Class B stock, which is convertible share for share at any time into common stock. Holders of both classes of stock receive equal dividends per share.

The range of trading prices for the Company's common stock and the dividends per share paid during each quarter of the past two fiscal years are presented below.

	High	Low	Dividends
Fiscal 2012			
First Quarter	$ 32.10	$ 21.16	$ 0.2550
Second Quarter	33.14	21.10	0.3825
Third Quarter	35.00	30.52	0.3825
Fourth Quarter	32.98	26.89	0.3825

	High	Low	Dividends
Fiscal 2011			
First Quarter	$ 34.26	$ 28.92	$ 0.2300
Second Quarter	36.15	32.61	0.2300
Third Quarter	37.51	33.00	0.2550
Fourth Quarter	36.10	29.38	0.2550

Meredith stock became publicly traded in 1946, and quarterly dividends have been paid continuously since 1947. Meredith has increased our dividend in each of the last 19 years. It is currently anticipated that comparable dividends will continue to be paid in the future.

On July 31, 2012, there were approximately 1,275 holders of record of the Company's common stock and 650 holders of record of Class B stock.

COMPARISON OF SHAREHOLDER RETURN

The following graph compares the performance of the Company's common stock during the period July 1, 2007, to June 30, 2012, with the Standard and Poor's (S&P) MidCap 400 Index and with a peer group of companies engaged in multimedia businesses primarily with publishing and/or television broadcasting in common with the Company. The peer group was revised this fiscal year to include Martha Stewart Living Omnimedia, Inc. and remove The McGraw-Hill Companies, Inc. The graph includes both the revised peer group (New Peer Group) and the peer group used in prior years (Old Peer Group).

The S&P MidCap 400 Index is comprised of 400 mid-sized U.S. companies with a market cap in the range of $1.0 billion to $4.4 billion in the financial, information technology, industrial, and consumer discretionary industries covering approximately 7 percent of the U.S. equities market and is weighted by market capitalization. The New Peer Group selected by the Company for comparison, which is also weighted by market capitalization, is comprised of Belo Corp.; Gannett Co., Inc.; Martha Stewart Living Omnimedia, Inc.; Media General, Inc.; The E.W. Scripps Company; and The Washington Post Company. The Old Peer Group, which is also weighted by market capitalization, is comprised of Belo Corp.; Gannett Co., Inc.; The McGraw-Hill Companies, Inc.; Media General, Inc.; The E.W. Scripps Company; and The Washington Post Company. The McGraw-Hill Companies, Inc. was removed from the New Peer Group as it is no longer in the same lines of business as the Company.

The graph depicts the results for investing $100 in the Company's common stock, the S&P MidCap 400 Index, the New Peer Group, and the Old Peer Group at closing prices on June 30, 2007, assuming dividends were reinvested.


Meredith Corp.
S&P Midcap 400 Index
New Peer Group
Old Peer Group
$150.00
$100.00
$50.00
$0.00

	2007	2008	2009	2010	2011	2012
Meredith Corp.	100.00	46.75	44.23	55.58	57.27	61.61
S&P Midcap 400 Index	100.00	92.66	66.70	83.33	116.14	112.91
New Peer Group	100.00	61.96	16.12	29.70	31.64	31.09
Old Peer Group	100.00	61.45	28.93	36.12	47.31	49.91

ISSUER PURCHASES OF EQUITY SECURITIES

The following table sets forth information with respect to the Company's repurchases of common stock during the quarter ended June 30, 2012.

Period	(a) Total number of shares purchased [1]	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced programs	(d) Approximate dollar value of shares that may yet be purchased under the programs
				(in thousands)
April 1 to April 30, 2012	74,879	$ 29.97	74,879	$ 95,189
May 1 to May 31, 2012	192,156	28.80	192,156	89,656
June 1 to June 30, 2012	83,300	30.24	83,300	87,137
Total	350,335	29.39	350,335	

[1] *The number of shares purchased includes 938 shares in April 2012 and 10,308 shares in May 2012 delivered or deemed to be delivered to us on tender of stock in payment for the exercise price of options and shares reacquired pursuant to tax withholding on option exercises and the vesting of restricted shares. These shares are included as part of our repurchase program and reduce the repurchase authority granted by our Board. The number of shares repurchased excludes shares we reacquired pursuant to forfeitures of restricted stock.*

In May 2008, the Board of Directors authorized the repurchase of up to 2.0 million additional shares of the Company's stock through public and private transactions. In November 2011, repurchases under this authorization were completed.

In October 2011, the Board of Directors authorized the repurchase of up to $100.0 million in additional shares of the Company's stock through public and private transactions.

For more information on the Company's share repurchase program, see *Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations*, under the heading "Share Repurchase Program" on page 35.

ITEM 6. SELECTED FINANCIAL DATA

Selected financial data for the fiscal years 2008 through 2012 is contained under the heading "Five-Year Financial History with Selected Financial Data" beginning on page 80 and is derived from consolidated financial statements for those years. Information contained in that table is not necessarily indicative of results of operations in future years and should be read in conjunction with *Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations* and *Item 8-Financial Statements and Supplementary Data* of this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) consists of the following sections:

MD&A should be read in conjunction with the other sections of this Form 10-K, including *Item 1-Business*, *Item 6-Selected Financial Data*, and *Item 8-Financial Statements and Supplementary Data.* MD&A contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by many risks and uncertainties including the uncertainties and risk factors described throughout this filing, particularly in *Item 1A-Risk Factors*.

EXECUTIVE OVERVIEW

Meredith Corporation is the leading media and marketing company serving American women. Meredith features multiple well-known national brands—including Better Homes and Gardens, Parents, Family Circle, Allrecipes.com, Ladies' Home Journal, Fitness, More, American Baby, EveryDay with Rachael Ray, and FamilyFun—with local television brands in fast growing markets such as Atlanta, Phoenix, and Portland. Meredith is the industry leader in creating content in key consumer interest areas such as home, family, food, health and wellness, and self-development. Meredith uses multiple distribution platforms—including print, television, digital, mobile, tablets, and video—to give consumers content they desire and to deliver the messages of our advertising and marketing partners. Additionally, Meredith uses our many assets to create powerful custom marketing solutions for many of the nation's top brands and companies.

Meredith operates two business segments. The national media segment consists of magazine publishing, digital and mobile media, digital and customer relationship marketing, brand licensing, database-related activities, and other related operations. The local media segment consists of 12 network-affiliated television stations, related digital and mobile media, and video creation operations. Both segments operate primarily in the U.S. and compete against similar media and other types of media on both a local and national basis. In fiscal 2012, the national media segment accounted for 77 percent of the Company's $1.4 billion in revenues while local media segment revenues contributed 23 percent.

In fiscal 2012, Meredith executed a series of well-defined strategic initiatives designed to generate growth in revenues, operating profit, and cash flow - with an overall goal of increasing shareholder value over time. These initiatives included:

- **Implementation of a total shareholder return strategy.** Key elements of the strategy include: (1) a current annual dividend of $1.53 per share, (2) a $100 million share repurchase program, and (3) ongoing strategic investments to scale the business and increase shareholder value over time.

- **Acquisition of Allrecipes.com, doubling Meredith's digital audience and revenues.** The acquisition makes Meredith the No. 1 digital food media company, and moves it into the Top 3 in the digital women's lifestyle category, according to data from comScore.

- **Launch of tablet editions and mobile platforms.** Meredith has 20 national brands available across the iPad, NOOK Tablet/NOOK Color, Kindle Fire, Samsung Galaxy, and Google Play platforms. National media now has 20 apps focused on food, parenthood, and health. Local media has 30 apps focused on news, sports, and weather.

- **Purchases of the EatingWell, EveryDay with Rachael Ray, and FamilyFun brands.** These acquisitions helped increase Meredith's share of the U.S. magazine industry advertising revenues to 11.8 percent, according to the most recent data from Publishers Information Bureau.

- **Extension of Meredith's very successful brand licensing arrangement with Walmart** for the Better Homes and Gardens line of products through 2016. There are currently more than 3,000 SKUs of Better Homes and Gardens branded products available at Walmart stores across the United States.

- **Expansion and monetization of local media video content** through an increase in local news programming, along with more national video content creation.

In addition, consumer engagement strengthened across Meredith's media platforms in fiscal 2012. Magazine readership rose to a record 116 million. Meredith's local television station group delivered strong ratings in the important sweeps periods. Also, unique visitors per month to Company websites approximately doubled in fiscal 2012 to reach a record high.

Fiscal 2012 was a year of significant achievements. However there were challenges as well. Total national media advertising revenues decreased. Prescription drug advertising continued to be the biggest factor, accounting for half of the declines. MXM revenues also declined.

To address these challenges, Meredith has initiated a multi-faceted improvement strategy that includes:

- **Increasing our emphasis on the important food category.** Today Meredith is the clear No. 1 player in print with approximately 20 percent of monthly magazine food advertising pages. With Allrecipes.com's leadership position in digital food advertising, Meredith can now offer clients unmatched reach to American women in grocery aisles. Additionally, Meredith is ramping up initiatives to increase share in other fast-growing advertising categories such as beauty, retail, financial, and automotive.

- **Introduction of the Meredith Sales Guarantee**. This innovative program provides clients proof that advertising in Meredith titles increases retail sales. Currently, more than a dozen brands are participating in the program including ones from Johnson & Johnson, Kimberly-Clark, and Tyson Foods.

- **Strengthening our focus on bringing all of Meredith's media assets to bear** to deliver more comprehensive programs for our clients. This includes print, digital, video, social, mobile, research, and consumer insights.

- **At MXM**, Meredith lowered its cost structure, bolstered its senior leadership team, and is putting increased emphasis on its chief competitive strength of delivering branded content, mobile, social, and strategic analytics.

Meredith has a strong commitment to our shareholders, and a history of returning a meaningful portion of our cash flow from operating activities to our investors in the form of dividends and share repurchases. Going forward, Meredith is focused on four key strategic initiatives designed to accelerate revenue growth and increase operating profit margins and cash flow over time. These include:

- Growing the connection between Meredith's brands and consumers,
- Aggressive expansion of the Company's digital activities,
- Strengthening Meredith's core magazine and television businesses, and
- Extending Meredith's key brands and editorial capabilities to new products and services.

NATIONAL MEDIA

Advertising revenues made up 46 percent of fiscal 2012 national media revenues. These revenues were generated from the sale of advertising space in our magazines and on our websites to clients interested in promoting their brands, products, and services to consumers. Changes in advertising revenues tend to correlate with changes in the level of economic activity in the U.S. Indicators of economic activity include changes in the level of gross domestic product, consumer spending, housing starts, unemployment rates, auto sales, and interest rates. Circulation levels of Meredith's magazines, reader demographic data, and the advertising rates charged relative to other comparable available advertising opportunities also affect the level of advertising revenues.

Circulation revenues accounted for 27 percent of fiscal 2012 national media revenues. Circulation revenues result from the sale of magazines to consumers through subscriptions and by single copy sales on newsstands in print form, primarily at major retailers and grocery/drug stores, and in digital form on tablets. In the short term, subscription revenues, which accounted for 78 percent of circulation revenues, are less susceptible to economic changes because subscriptions are generally sold for terms of one to three years. The same economic factors that affect advertising revenues also can influence consumers' response to subscription offers and result in lower revenues and/or higher costs to maintain subscriber levels over time. A key factor in our subscription success is our industry-leading database. It contains approximately 100 million entries that include information on about three-quarters of American homeowners, providing an average of 800 data points for each name. The size and depth of our database is a key to our circulation model and allows more precise consumer targeting. Newsstand revenues are more volatile than subscription revenues and can vary significantly month to month depending on economic and other factors.

The remaining 27 percent of national media revenues came from a variety of activities that included the sale of customer relationship marketing products and services and books as well as brand licensing, product sales, and other related activities. MXM offers integrated promotional, database management, relationship, and direct marketing capabilities for corporate customers, both in printed and digital forms. These revenues are generally affected by changes in the level of economic activity in the U.S. including changes in the level of gross domestic product, consumer spending, unemployment rates, and interest rates.

National media's major expense categories are production and delivery of publications and promotional mailings and employee compensation costs. Paper, postage, and production charges represented 35 percent of the segment's operating expenses in fiscal 2012. The price of paper can vary significantly on the basis of worldwide demand and supply for paper in general and for specific types of paper used by Meredith. The printing of our publications is outsourced. We typically have multi-year contracts for the printing of our magazines, a practice which reduces price fluctuations over the contract term. Postal rates are dependent on the operating efficiency of the USPS and on legislative mandates imposed on the USPS. The USPS increased rates most recently in January 2012. At this time, the USPS has not proposed any future rate increases. Meredith works with others in the industry and through trade organizations to encourage the USPS to implement efficiencies and contain rate increases.

Employee compensation, which includes benefits expense, represented 26 percent of national media's operating expenses in fiscal 2012. Compensation expense is affected by salary and incentive levels, the number of employees, the costs of our various employee benefit plans, and other factors. The remaining 39 percent of fiscal 2012 national media expenses included costs for magazine newsstand and book distribution, advertising and promotional efforts, and overhead costs for facilities and technology services.

LOCAL MEDIA

Local media derives the majority of its revenues—88 percent in fiscal 2012—from the sale of advertising both over the air and on our stations' websites. The remainder comes from television retransmission fees, television production services, and other services.

The stations sell advertising to both local/regional and national accounts. Political advertising revenues are cyclical in that they are significantly greater during biennial election campaigns (which take place primarily in odd-numbered fiscal years) than at other times. MVS produces video content for Meredith stations, non-Meredith stations, online distribution, and corporate customers. We have generated additional revenues from Internet activities and programs focused on local interests such as community events and college and professional sports.

Changes in advertising revenues tend to correlate with changes in the level of economic activity in the U.S. and in the local markets in which we operate stations, and with the cyclical changes in political advertising discussed previously. Programming content, audience share, audience demographics, and the advertising rates charged relative to other available advertising opportunities also affect advertising revenues. On occasion, unusual events necessitate uninterrupted television coverage and will adversely affect spot advertising revenues.

Local media's major expense categories are employee compensation and depreciation and amortization. Employee compensation represented 52 percent of local media's operating expenses in fiscal 2012, and is affected by the same factors noted for national media. Depreciation and amortization represented 11 percent of this segment's fiscal 2012 expenses. Sales and promotional activities, costs to produce local news programming, and general overhead costs for facilities and technical resources accounted for most of the remaining 37 percent of local media's fiscal 2012 operating expenses.

FISCAL 2012 FINANCIAL OVERVIEW

- Meredith completed several strategic acquisitions including the July 2011 acquisition of the EatingWell brand, the October 2011 acquisition of *EveryDay with Rachael Ray* magazine and its related digital assets, the January 2012 acquisition of FamilyFun and its related assets, the March 2012 acquisition of Allrecipes.com, Inc., and the May 2012 acquisition of ShopNation. In addition, in October 2011, Meredith invested in iris.

- In February 2012, the Company entered into a $200 million note purchase agreement. Proceeds were used for the acquisition of the stock of Allrecipes.com, Inc. and for general corporate purposes.

- As part of Meredith's commitment to sustainable total shareholder return, the Company increased the dividend paid on Meredith stock from an annual payout of $1.02 per share to an annual payout of $1.53 per share starting with the dividend that was paid in December 2011. Also as part of Meredith's commitment to sustainable total shareholder return, the Company authorized the repurchase of $100 million of Meredith's common stock.

- National media revenues decreased 2 percent, primarily reflecting declines in magazine advertising and customer relationship marketing revenues. National media operating profit decreased 26 percent, primarily due to restructuring charges as discussed below, and due to declines in operating profits of our customer relationship marketing, digital and mobile media, magazine, and brand licensing operations. Allrecipes.com also posted an operating loss in fiscal 2012, which contributed to the decline in operating profit. In addition, the national media segment recorded $2.7 million in acquisition costs that were expensed in the period.

- Meredith recorded $28.3 million less in political advertising revenues in fiscal 2012 compared to fiscal 2011, due to the normal cyclical nature of political advertising. Offsetting this decline was a 6 percent increase in non-political advertising, a 26 percent increase in other revenues, and a 3 percent decrease in operating costs. Overall, local media revenues decreased 2 percent while operating profit was unchanged.

- In fiscal 2012, management committed to a performance improvement plan related primarily to business realignments that included selected workforce reductions. In connection with this plan, the Company recorded a pre-tax restructuring charge of $13.8 million. This charge includes $10.0 million for severance and benefit costs, vacated lease accruals of $2.7 million, and other miscellaneous write-downs of $1.1 million.

- Diluted earnings per share decreased 17 percent to $2.31 from $2.78 in fiscal 2011.

- In fiscal 2012, we generated $181.9 million in operating cash flows, invested $249.0 million in acquisitions of and investments in businesses, and invested $35.7 million in capital improvements.

RESULTS OF OPERATIONS

Years ended June 30,	**2012**	**Change**	**2011**	**Change**	**2010**
(In millions except per share data)					
Total revenues	$ 1,376.7	(2)%	$ 1,400.5	1 %	$ 1,382.8
Costs and expenses	1,146.6	1 %	1,135.7	(2)%	1,156.8
Depreciation and amortization	44.3	12 %	39.5	(3)%	40.9
Total operating expenses	1,190.9	1 %	1,175.2	(2)%	1,197.7
Income from operations	$ 185.8	(18)%	$ 225.3	22 %	$ 185.1
Earnings from continuing operations	$ 104.4	(21)%	$ 131.6	25 %	$ 105.6
Net earnings	104.4	(18)%	127.4	23 %	104.0
Diluted earnings per share from continuing operations	2.31	(20)%	2.87	24 %	2.32
Diluted earnings per share	2.31	(17)%	2.78	22 %	2.28

OVERVIEW

Following are brief descriptions of current year acquisitions and of discontinued operations, and a discussion of our rationale for the use of financial measures that are not in accordance with accounting principles generally accepted in the United States of America (GAAP), or non-GAAP financial measures, and a discussion of the trends and uncertainties that affected our businesses. Following the Overview is an analysis of the results of operations for the national media and local media segments and an analysis of our consolidated results of operations for the last three fiscal years.

Acquisitions

During fiscal 2012, Meredith completed several strategic acquisitions including the July 2011 acquisition of the EatingWell brand, the October 2011 acquisition of *EveryDay with Rachael Ray* magazine and its related digital assets, the January 2012 acquisition of FamilyFun and its related assets, the March 2012 acquisition of Allrecipes.com, and the May 2012 acquisition of ShopNation. Collectively, these acquisitions are referred to as the "Current Year Acquisitions." The results of these acquisitions have been included in the Company's consolidated operating results since their respective acquisition dates. See Note 2 to the consolidated financial statements for further information. In MD&A disclosures, references to comparable results for fiscal 2012 as compared to fiscal 2011 exclude the impact of the Current Year Acquisitions.

Discontinued Operations

Unless stated otherwise, as in the section titled Discontinued Operations, all of the information contained in MD&A relates to continuing operations. Therefore, results of *ReadyMade* magazine, which was closed in fiscal 2011, are excluded for all periods covered by this report.

Use of Non-GAAP Financial Measures

Our analysis of local media results includes references to earnings from continuing operations before interest, taxes, depreciation, and amortization (EBITDA). EBITDA and EBITDA margin are non-GAAP measures. We use EBITDA along with operating profit and other GAAP measures to evaluate the financial performance of our local media segment. EBITDA is a common alternative measure of performance in the broadcasting industry and is used by investors and financial analysts, but its calculation may vary among companies. Local media segment EBITDA is not used as a measure of liquidity, nor is it necessarily indicative of funds available for our discretionary use.

We believe the non-GAAP measures used in MD&A contribute to an understanding of our financial performance and provide an additional analytic tool to understand our results from core operations and to reveal underlying trends. These measures should not, however, be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Trends and Uncertainties

Advertising demand is the Company's key uncertainty, and its fluctuation from period to period can have a material effect on operating results. Advertising revenues accounted for 56 percent of total revenues in fiscal 2012. Other significant uncertainties that can affect operating results include fluctuations in the cost of paper, postage rates and, over time, television programming rights. The Company's cash flows from operating activities, our primary source of liquidity, is adversely affected when the advertising market is weak or when costs rise. One of our priorities is to manage our businesses prudently during expanding and contracting economic cycles to maximize shareholder return over time. To manage the uncertainties inherent in our businesses, we prepare monthly internal forecasts of anticipated results of operations and monitor the economic indicators mentioned in the Executive Overview. See *Item 1A-Risk Factors* in this Form 10-K for further discussion.

NATIONAL MEDIA

The following discussion reviews operating results for our national media segment, which includes magazine publishing, digital and customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The national media segment contributed 77 percent of Meredith's revenues and 60 percent of the combined operating profit from national media and local media operations in fiscal 2012.

In fiscal 2012, national media revenues decreased 2 percent while segment operating profit declined 26 percent. In fiscal 2011, national media revenues declined 2 percent, and segment operating profit increased 6 percent. National media operating results for the last three fiscal years were as follows:

Years ended June 30,	2012	Change	2011	Change	2010
(In millions)					
Revenues	$ 1,060.4	(2)%	$ 1,078.2	(2)%	$ 1,100.5
Operating expenses	(927.4)	3 %	(898.6)	(3)%	(930.3)
Operating profit	$ 133.0	(26)%	$ 179.6	6 %	$ 170.2

National Media Revenues

The table below presents the components of revenues for the last three fiscal years.

Years ended June 30,	2012	Change	2011	Change	2010
(In millions)					
Revenues					
Advertising	$ 492.3	(2)%	$ 501.3	(4)%	$ 524.7
Circulation	285.3	9 %	261.5	(7)%	279.6
Other	282.8	(10)%	315.4	6 %	296.2
Total revenues	$ 1,060.4	(2)%	$ 1,078.2	(2)%	$ 1,100.5

Advertising Revenue

The following table presents advertising page information according to Publishers Information Bureau for our major subscription-based magazines for the last three fiscal years:

Years ended June 30,	2012	Change	2011	Change	2010
Better Homes and Gardens	1,416	(11)%	1,588	(11)%	1,780
Family Circle	1,343	(12)%	1,523	(14)%	1,766
Parents	1,248	(10)%	1,388	1 %	1,368
Ladies' Home Journal	844	(19)%	1,044	(10)%	1,161
More	725	(14)%	846	(5)%	889
Fitness	805	— %	809	(5)%	856
Traditional Home	553	(3)%	571	(11)%	640
American Baby	439	(15)%	519	7 %	486
Midwest Living	398	(14)%	463	(12)%	526
EveryDay with Rachael Ray [1]	335	-	-	-	-
EatingWell [1]	203	-	-	-	-
FamilyFun [1]	165	-	-	-	-

[1] *Since date of acquisition*

National media advertising revenues decreased 2 percent in fiscal 2012. Magazine advertising revenues decreased 4 percent in fiscal 2012. Total advertising pages decreased in the low-single digits on a percentage basis. On a comparable basis, magazine advertising revenues and total advertising pages decreased 10 percent in fiscal 2012. Revenue declines of 11 percent to 12 percent were seen in our women's service, parenthood, lifestyle, and shelter titles. Exceptions to this were our men's titles, which were flat and our Hispanic titles, which showed strong growth. Among our core advertising categories, non-prescription drugs, pets, and financial services showed strength while demand was weaker for the prescription drug, food and beverage, and household supplies categories. Online advertising revenues in our digital and mobile media operations are a small but growing percentage of national media advertising revenue. Online advertising revenues in our digital and mobile media operations increased 30 percent. On a comparable basis, online advertising revenues declined 4 percent in fiscal 2012.

In fiscal 2011, magazine advertising revenues decreased 5 percent and advertising pages declined 8 percent with most titles showing declines. Average net revenue per page increased in the mid-single digits on a percentage basis. Among our advertising categories, prescription drugs and retail showed strength, while demand was weaker for most other categories. Though online advertising revenues increased 27 percent in the first half of fiscal 2011, they declined 19 percent in the second half. Overall, they increased 3 percent as compared to the prior year.

Circulation Revenues

Magazine circulation revenues increased 9 percent in fiscal 2012. Comparable magazine circulation revenues were flat as subscription and newsstand revenues were both approximately flat.

Magazine circulation revenues decreased 7 percent in fiscal 2011, reflecting declines in both newsstand and subscription revenues. Subscription revenues were down in the low-single digits on a percentage basis while newsstand revenues were down approximately 15 percent. A portion of the decrease in circulation revenue was expected due to previously announced rate base reductions at *Ladies Home Journal* and *Traditional Home* and the January 2010 repositioning of our special interest media business.

Other Revenues

Other revenues within national media decreased 10 percent in fiscal 2012. MXM revenues declined approximately 15 percent. The decrease in MXM revenues was primarily due to certain clients of MXM scaling back programs in response to recent economic conditions. Brand licensing revenues were down 8 percent in fiscal 2012 primarily due to the renegotiation of the terms of the extended Wal-Mart contact. This licensing agreement now extends through 2016.

Fiscal 2011 other revenues increased 6 percent. MXM revenues increased 10 percent in fiscal 2011 driven by the expansion of digital and customer relationship management products and services for national clients. Brand licensing revenues grew more than 20 percent in fiscal 2011 driven primarily by continued expansion of the Better Homes and Gardens-branded products at Wal-Mart stores. The number of SKUs of Better Homes and Gardens products increased to 3,000.

National Media Operating Expenses

National media operating expenses increased 3 percent in fiscal 2012. On a comparable basis, national media operating expenses decreased 4 percent. Paper, processing, and postage declined primarily due to the decrease in advertising pages. The decrease in the volume of paper used was partially offset by a 3 percent increase in average paper prices. Performance-based incentives, pension costs, and circulation expenses also declined in fiscal 2012. In accord with MXM's revenues, marketing production expenses also declined. Partially offsetting these decreases was $2.7 million in acquisition costs recorded by the Company in fiscal 2012.

In addition, in fiscal 2012, the national media segment recorded $9.9 million for severance and benefit costs, vacated lease accruals of $1.6 million, the write-off of deferred subscription acquisition costs of $0.7 million, and other miscellaneous write-downs and accruals of $0.4 million. Partially offsetting these charges was a $0.6 million reversal of excess restructuring accrual previously recorded by the national media segment and a $1.0 million reduction in contingent consideration payable.

In fiscal 2011, national media operating costs decreased 3 percent. Consistent with the decline in revenues, processing, paper, and distribution costs decreased primarily due to the decline in advertising pages sold and a repositioning of our special interest media business. An increase in average paper costs of 3 percent compared to the prior year partially offset the expense reductions. Circulation expense, pension and other retirement plan costs, and performance-based incentive accruals also declined. These cost reductions were partially offset by increased

employee compensation costs. Employee compensation costs were up as a result of higher staff levels primarily due to the acquisition of Hyperfactory and higher compensation levels due to annual merit increases.
In fiscal 2011, national media recorded $5.4 million in severance and related benefit costs. Partially offsetting these charges was a $0.9 million reversal of excess restructuring accrual previously recorded by the national media segment. National media also recorded a $6.3 million reduction in the contingent consideration and a write-down of $0.9 million of identifiable intangibles.

National Media Operating Profit

National media operating profit declined 26 percent in fiscal 2012. Comparable national media operating profit decreased 27 percent. The decline in operating profit was primarily due to restructuring charges and acquisition costs as discussed above and due to declines in operating profit in all of national media's lines of business.

In fiscal 2011, national media operating profit grew 6 percent compared with the prior year. Increases in operating profit in our brand licensing and customer relationship marketing operations more than offset lower operating profits in our magazine and digital media operations.

LOCAL MEDIA

The following discussion reviews operating results for the Company's local media segment, which currently consists of 12 network-affiliated television stations, related digital and mobile media, and video creation operations. The local media segment contributed 23 percent of Meredith's revenues and 40 percent of the combined operating profit from national media and local media operations in fiscal 2012.

Local media revenues decreased 2 percent in fiscal 2012 as strong increases in non-political advertising and other revenues almost offset a $28.3 million reduction in political advertising, which is expected in a non-political year. Operating expenses declined 3 percent. Local media operating profit was unchanged in fiscal 2012.

Local media revenues increased 14 percent in fiscal 2011 as non-political advertising, political advertising, and other revenues all increased. Costs and expenses increased 2 percent. Local media operating profit increased 66 percent in fiscal 2011 on the strength of political and non-political advertising.

Local media operating results for the last three fiscal years were as follows:

Years ended June 30,	2012	Change	2011	Change	2010
(In millions)					
Revenues	$ 316.3	(2)%	$ 322.3	14%	$ 282.4
Operating expenses	(228.0)	(3)%	(234.4)	2%	(229.5)
Operating profit	$ 88.3	— %	$ 87.9	66%	$ 52.9

Local Media Revenues

The table below presents the components of revenues for the last three fiscal years.

Years ended June 30,		2012	Change		2011	Change		2010
(In millions)								
Revenues								
Non-political advertising	$	270.7	6 %	$	256.4	4%	$	245.5
Political advertising		6.8	(81)%		35.0	279%		9.3
Other		38.8	26 %		30.9	12%		27.6
Total revenues	$	316.3	(2)%	$	322.3	14%	$	282.4

Local media total revenues decreased 2 percent in fiscal 2012, reflecting lower political advertising revenues. Political advertising revenues totaled $6.8 million in the current fiscal year compared with $35.0 million in the prior year. Fluctuations in political advertising revenues at our stations and throughout the broadcasting industry generally follow the biennial cycle of election campaigns (which take place primarily in our odd-numbered fiscal years). Political advertising may displace a certain amount of non-political advertising; therefore, the revenues may not be entirely incremental. Non-political advertising revenues increased 6 percent in fiscal 2012. Local non-political advertising revenues increased 5 percent in fiscal 2012. National non-political advertising revenues increased 3 percent as compared to the prior year. In fiscal 2012, local media's two largest advertising categories, automotive and professional services, each grew revenues by more than 10 percent. Online advertising, a small but growing percentage of non-political advertising revenues, increased more than 50 percent as compared to the prior year. Other revenue increased 26 percent in fiscal 2012, primarily reflecting Meredith's management of Peachtree TV (WPCH-TV) in Atlanta, which began in late March 2011, and increased retransmission fees.

Local media total revenues increased 14 percent in fiscal 2011, reflecting higher non-political advertising revenues and higher political advertising related to the November 2010 elections. Political advertising revenues totaled $35.0 million in fiscal 2011 compared with $9.3 million in the prior year. Non-political advertising revenues increased 4 percent in fiscal 2011 despite political advertising displacing some non-political advertising. Local non-political advertising revenues increased 4 percent in fiscal 2011. National non-political advertising revenues increased 3 percent as compared to the prior year. In fiscal 2011, eight of local media's ten largest advertising categories grew revenues, led by automotive, retail, and media. Online advertising revenues increased 9 percent as compared to the prior year. Other revenue, which was primarily retransmission fees, increased 12 percent in fiscal 2011.

Local Media Operating Expenses

Local media operating expenses decreased 3 percent in fiscal 2012, primarily due to lower film amortization, bad debt expense, employee compensation, production expenses, and pension expense. These declines were partially offset by an increase in legal services expenses. Also partially offsetting the decrease was a vacated lease accrual of $1.1 million and a severance and benefits accrual of $0.1 million recorded in fiscal 2012 in connection with restructuring charges.

Local media operating expenses increased 2 percent in fiscal 2011 as compared to the prior year. Increases in employee compensation, bad debt expense, and production expenses more than offset declines in film amortization, performance-based incentive accruals, and pension and other retirement plan costs.

Local Media Operating Profit

Local media operating profit was unchanged in fiscal 2012 compared with the prior year as growth in non-political and other revenues and lower operating expenses fully offset lower political revenues.

Local media operating profit increased 66 percent in fiscal 2011 as compared to fiscal 2010. The increase was primarily due to the strength of political advertising revenues and higher non-political advertising revenues.

Supplemental Disclosure of Local Media EBITDA and Adjusted EBITDA

Meredith's local media EBITDA is defined as local media operating profit plus depreciation and amortization expense. EBITDA is a non-GAAP financial measure and should not be considered in isolation or as a substitute for GAAP financial measures. See the discussion of management's rationale for the use of EBITDA in the Overview of this section.

Local media EBITDA and EBITDA margin were as follows:

Years ended June 30,	2012	Change	2011	Change	2010
(In millions)					
Revenues	$ 316.3	(2)%	$ 322.3	14 %	$ 282.4
Operating profit	$ 88.3	— %	$ 87.9	66 %	$ 52.9
Depreciation and amortization	24.7	3 %	24.0	(2)%	24.4
EBITDA	$ 113.0	1 %	$ 111.9	45 %	$ 77.3
EBITDA margin	35.7%		34.7%		27.4%

UNALLOCATED CORPORATE EXPENSES

Unallocated corporate expenses are general corporate overhead expenses not attributable to the operating groups. These expenses for the last three years were as follows:

Years ended June 30,	2012	Change	2011	Change	2010
(In millions)					
Unallocated corporate expenses	$ 35.5	(16)%	$ 42.2	11%	$ 37.9

Unallocated corporate expenses decreased 16 percent in fiscal 2012. Performance-based incentive accruals, pension expense, medical costs, consulting fees, and investment spending on tablet platforms declined compared to the prior year. These declines were partially offset by increased building rent as a result of having duplicate space in New York for part of fiscal 2012 related to a move to new space in New York.

Unallocated corporate expenses increased 11 percent in fiscal 2011. Increases in Meredith's investment spending on tablet and mobile platforms and medical and other company benefits more than offset decreases in pension and other retirement plan costs, performance-based incentive accruals, and consulting fees.

CONSOLIDATED

Consolidated Operating Expenses

Consolidated operating expenses for the last three fiscal years were as follows:

Years ended June 30,	2012	Change	2011	Change	2010
(In millions)					
Production, distribution, and editorial	$ 547.6	(1)%	$ 554.1	(3)%	$ 572.3
Selling, general, and administrative	599.0	3 %	581.5	(1)%	584.4
Depreciation and amortization	44.3	12 %	39.6	(3)%	40.9
Operating expenses	$ 1,190.9	1 %	$ 1,175.2	(2)%	$ 1,197.6

Production, Distribution, and Editorial Costs

Production, distribution, and editorial costs decreased 1 percent as compared to fiscal 2011. On a comparable basis, production, distribution, and editorial costs decreased 6 percent. Declines in national media paper, processing, postage, and marketing production costs and local media film amortization and production expenses contributed to the reduction.

Fiscal 2011 production, distribution, and editorial costs decreased 3 percent as compared to the prior year. National media processing, paper, and distribution expenses and local media film amortization declined. Marketing production costs declined, primarily due to a shift from print services projects to staff based projects.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased 3 percent in fiscal 2012. Comparable selling, general, and administrative expense decreased 3 percent. Performance-based incentive accruals, pension costs, medical costs, bad debt expense, and consulting fees declined. Partially offsetting these decreases was $2.7 million in acquisition costs recorded by the Company in fiscal 2012. In addition, in fiscal 2012, the Company recorded $10.0 million for severance and benefit costs, vacated lease accruals of $2.7 million, the write-off of deferred subscription acquisition costs of $0.7 million, and other miscellaneous write-downs of $0.4 million related to business realignments. Partially offsetting these charges was a $0.6 million reversal of excess restructuring accrual previously recorded by the national media segment and a $1.0 million reduction in contingent consideration payable.

Fiscal 2011 selling, general, and administrative expenses decreased 1 percent as compared to the prior year. Employee compensation costs, Meredith's investment spending on tablet and mobile platforms, and bad debt expenses increased as compared to the prior year. Consumer relationship marketing expenses also increased due to a shift from print services projects to staff based projects. These increases were offset by lower pension and other retirement plan costs, performance-based incentive accruals, and circulation expenses. The Company also recorded $6.4 million in severance and benefit costs. More than offsetting these charges was a $1.2 million reversal of excess restructuring accrual previously recorded and a $6.3 million reduction in the contingent consideration payable.

Depreciation and Amortization

Depreciation and amortization increased 12 percent in fiscal 2012 as compared to the prior year. On a comparable basis, depreciation and amortization increased 4 percent. The increase is primarily due to depreciation on the leasehold improvements and fixed assets in new leased property in New York.

Depreciation and amortization decreased 3 percent in fiscal 2011, primarily due to lower machinery and computer equipment depreciation.

Operating Expenses
Employee compensation including benefits was the largest component of our operating expenses in fiscal 2012. Employee compensation represented 33 percent of total operating expenses in fiscal 2012 compared to 35 percent in fiscal 2011 and 33 percent in fiscal 2010. National media paper, production, and postage combined expense was the second largest component of our operating costs in fiscal 2012, representing 27 percent of the total. In fiscal 2011 these expenses represented 29 percent and in fiscal 2010 they were 31 percent.

Income from Operations

Income from operations decreased 18 percent in fiscal 2012 as compared to the prior year. Comparable income from operations decreased 19 percent, primarily due to national media operating profit being lower in all of its lines of business. These declines were partially offset by a decline in unallocated corporate expenses. Local media operating profit was unchanged despite fiscal 2012 being a non-political year.

Income from operations rose 22 percent in fiscal 2011. The increase is primarily a result of revenue growth due to the strength of political advertising and related higher operating profits in our local media segment, as well as increased operating profits from our brand licensing and customer relationship marketing operations. These increases were partially offset by a decline in the operating profit of our magazine operations.

Net Interest Expense

Net interest expense was $12.9 million in fiscal 2012 and fiscal 2011, and $18.5 million in fiscal 2010. Average long-term debt outstanding was $305.4 million in fiscal 2012, $248.8 million in fiscal 2011, and $338.1 million in fiscal 2010. The Company's approximate weighted average interest rate was 4.2 percent in fiscal 2012, 5.2 percent in fiscal 2011, and 5.5 percent in fiscal 2010.

Income Taxes

The Company's effective tax rate from continuing operations was 39.6 percent in fiscal 2012, 38.0 percent in fiscal 2011, and 36.6 percent in fiscal 2010. The fiscal 2012 rate reflected the tax consequences of a smaller current year decrease in the fair value of the acquisition-related contingent consideration and smaller tax benefits realized due to expiring federal and state statutes of limitations. The fiscal 2011 rate reflected the tax consequences of the decrease in the fair value of the acquisition-related contingent consideration and tax benefits realized due to expiring federal and state statutes of limitations.

Earnings from Continuing Operations and Earnings per Share from Continuing Operations

Earnings from continuing operations were $104.4 million ($2.31 per diluted share), a decrease of 21 percent from fiscal 2011 earnings from continuing operations of $131.6 million ($2.87 per diluted share). National media operating profit was lower in all of its lines of business. These declines were partially offset by lower unallocated corporate expenses.

Earnings from continuing operations were $131.6 million ($2.87 per diluted share) in fiscal 2011, up 25 percent from $105.6 million ($2.32 per diluted share) in the prior year. The improvements were primarily the result of revenue growth and higher operating profit in our local media segment and improved profits in our brand licensing and customer relationship marketing operations partially offset by a decline in the operating profit of magazine operations.

Discontinued Operations

The loss from discontinued operations represents the operating results, net of taxes, of *ReadyMade* magazine. In June 2011, the Company announced the closing of the ReadyMade brand. In connection with this closing, the Company recorded a write-down of various assets, primarily deferred subscription acquisition costs, of *ReadyMade* magazine of $4.2 million.

The *ReadyMade* charges are reflected in the costs and expenses line below. The revenues and expenses have, along with associated taxes, been removed from continuing operations and reclassified into a single line item amount on the Consolidated Statements of Earnings titled loss from discontinued operations, net of taxes, for each period presented as follows:

Years ended June 30,		**2011**		**2010**
(In millions except per share data)				
Revenues	$	5.8	$	4.9
Costs and expenses		(12.7)		(7.6)
Loss before income taxes		(6.9)		(2.7)
Income taxes		2.7		1.0
Loss from discontinued operations	$	(4.2)	$	(1.7)
Loss from discontinued operations per share:				
Basic	$	(0.09)	$	(0.04)
Diluted		(0.09)		(0.04)

Net Earnings and Earnings per Share

Net earnings were $104.4 million ($2.31 per diluted share), down 18 percent from $127.4 million ($2.78 per diluted share) in fiscal 2011. National media operating profit was lower in all of its lines of business. These declines were partially offset by lower unallocated corporate expenses and by the lack of a loss from discontinued operations in the current fiscal year. Both average basic and diluted shares outstanding decreased due to repurchases of common shares.

Net earnings were $127.4 million ($2.78 per diluted share) in fiscal 2011, up 23 percent from $104.0 million ($2.28 per diluted share) in the prior year. The improvements were primarily the result of revenue growth and higher operating profit in our local media segment and improved profits in our brand licensing and customer relationship marketing operations partially offset by a decline in the operating profit of magazine operations. This growth was partially offset by a larger loss from discontinued operations in fiscal 2011 primarily due to *ReadyMade* magazine shut down costs recorded in that year. Both average basic and diluted shares outstanding increased slightly.

LIQUIDITY AND CAPITAL RESOURCES

Years ended June 30,	2012	2011	2010
(In millions)			
Cash flows from operating activities	$ 181.9	$ 214.5	$ 191.7
Cash flows from investing activities	(284.7)	(70.0)	(52.2)
Cash flows from financing activities	100.9	(165.3)	(118.8)
Net cash flows	$ (1.9)	$ (20.8)	$ 20.7
Cash and cash equivalents	$ 25.8	$ 27.7	$ 48.6
Long-term debt *(including current portion)*	380.0	195.0	300.0
Shareholders' equity	797.4	775.0	688.3
Debt to total capitalization	32 %	20 %	30 %

OVERVIEW

Meredith's primary source of liquidity is cash generated by operating activities. Debt financing is typically used for significant acquisitions. Our core businesses—magazine and television broadcasting—have been strong cash generators. Despite the introduction of many new technologies, we believe these businesses will continue to have strong market appeal for the foreseeable future. As is true in any business, operating results and cash flows are subject to changes in demand for our products and changes in costs. Changes in the level of demand for magazine and television advertising or other products can have a significant effect on cash flows.

Historically, Meredith has been able to absorb normal business downturns without significant increases in debt and management believes the Company will continue to do so. We expect cash on hand, internally generated cash flow, and available credit from financing agreements will provide adequate funds for operating and recurring cash needs (e.g., working capital, capital expenditures, debt repayments, and cash dividends) into the foreseeable future. At June 30, 2012, we had up to $110 million available under our revolving credit facility and up to $35 million available under our asset-backed bank facility (depending on levels of accounts receivable). While there are no guarantees that we will be able to replace current credit agreements when they expire, we expect to be able to do so.

SOURCES AND USES OF CASH

Cash and cash equivalents decreased $1.9 million in fiscal 2012 and $20.8 million in fiscal 2011. They increased $20.7 million in fiscal 2010. Over the three-year period, net cash provided by operating activities was used for acquisitions, debt repayments, stock repurchases, capital investments, and dividends.

Operating Activities

The largest single component of operating cash inflows is cash received from advertising customers. Advertising accounted for more than 55 percent of total revenues in each of the past three years. Other sources of operating cash inflows include cash received from magazine circulation sales and other revenue transactions such as customer relationship marketing, brand licensing, and product sales. Operating cash outflows include payments to vendors and employees and payments of interest and income taxes. Our most significant vendor payments are for production and delivery of publications and promotional mailings, broadcasting programming rights, employee benefits (including pension plans), and other services and supplies.

Cash provided by operating activities totaled $181.9 million in fiscal 2012 compared with $214.5 million in fiscal 2011. The decrease is primarily due to lower net earnings. Also contributing to the decline was increasing subscription acquisition cost balances and declining accounts payable balances (excluding the impact of acquisitions), partially offset by increasing unearned subscription revenues (excluding the impact of acquisitions). The decline in cash flows from operations was also partially offset by a reduction in tax payments in fiscal 2012.

Cash provided by operating activities totaled $214.5 million in fiscal 2011 compared with $191.7 million in fiscal 2010, primarily due to higher net earnings in fiscal 2011.

Changes in the Company's cash contributions to qualified defined benefit pension plans can have a significant effect on cash provided by operations. We made no contributions in fiscal 2012 or fiscal 2011. We contributed $10.0 million in fiscal 2010. We do not anticipate a required contribution in fiscal 2013.

Investing Activities

Investing cash inflows generally include proceeds from the sale of assets or a business. Investing cash outflows generally include payments for the acquisition of new businesses; investments; and additions to property, plant, and equipment.

Net cash used by investing activities increased to $284.7 million in fiscal 2012 from $70.0 million in the prior year. The increase primarily reflects increased cash used for Current Year Acquisitions and an investment in iris, as well as higher spending for additions to property, plant, and equipment due to a move into new leased facilities in New York.

Net cash used by investing activities increased to $70.0 million in fiscal 2011 from $52.2 million in fiscal 2010. The increase primarily reflected more cash used for investments in businesses due to the acquisitions of Hyperfactory and Real Girls Media Network, as well as higher contingent purchase price payments on prior acquisitions in the current year than in the prior year.

Financing Activities

Financing cash inflows generally include borrowings under debt agreements and proceeds from the exercise of common stock options issued under share-based compensation plans. Financing cash outflows generally include the repayment of long-term debt, repurchases of Company stock, and the payment of dividends.

Net cash provided by financing activities totaled $100.9 million in fiscal 2012, compared with net cash used by financing activities of $165.3 million in the prior year. The change in cash used for financing activities is primarily due to net debt of $185.0 million being incurred in the current year primarily to finance the Current Year Acquisitions, compared to a net $105.0 million debt reduction in the prior year. Higher dividend payments due to the increased dividend per share rate and increased purchases of Company stock partially offset the change in net debt.

Net cash used by financing activities totaled $165.3 million in the year ended June 30, 2011, compared with $118.8 million for the year ended June 30, 2010. The increase in cash used for financing activities is primarily due to debt being paid down by a net $105.0 million in fiscal 2011 compared to a net $80.0 million reduction in the prior year and higher purchases of Company common stock in fiscal 2011.

Long-term Debt

At June 30, 2012, long-term debt outstanding totaled $380.0 million ($275.0 million in fixed-rate unsecured senior notes, $65.0 million under an asset-backed bank facility, and $40.0 million outstanding under a revolving credit facility). None of the senior notes are due in the next 12 months. We expect to repay the senior notes with cash from operations and credit available under existing credit agreements. The fixed-rate senior notes are repayable in amounts of $25.0 million and $50.0 million and are due from July 13, 2013 to March 1, 2018. Interest rates range from 2.62 percent to 7.19 percent with a weighted average interest rate of 4.01 percent.

In connection with the asset-backed bank facility, we entered into a revolving agreement in April 2002. Under this agreement, we currently sell all of our rights, title, and interest in the majority of our accounts receivable related to advertising and miscellaneous revenues to Meredith Funding Corporation, a special-purpose entity established to purchase accounts receivable from Meredith. At June 30, 2012, $148.2 million of accounts receivable net of reserves were outstanding under the agreement. Meredith Funding Corporation in turn sells receivable interests to a major national bank. In consideration of the sale, Meredith receives cash and a subordinated note that bears interest at the prime rate, 3.25 percent at June 30, 2012, from Meredith Funding Corporation.

The revolving agreement is structured as a true sale under which the creditors of Meredith Funding Corporation will be entitled to be satisfied out of the assets of Meredith Funding Corporation prior to any value being returned to Meredith or its creditors. The accounts of Meredith Funding Corporation are fully consolidated in Meredith's consolidated financial statements. The asset-backed bank facility has a capacity of up to $100 million and will next renew in April 2013. The interest rate on the asset-backed bank facility is variable based on the London Interbank Offered Rate (LIBOR) plus a fixed spread. The interest rate was 1.33 percent as of June 30, 2012. We expect to renew the asset-backed bank facility on or before its expiration date under substantially similar terms.

The interest rate on the revolving credit facility is variable based on LIBOR and Meredith's debt to trailing 12 month EBITDA ratio. This facility has capacity for up to $150 million outstanding with an option to request up to another $150 million. At June 30, 2012, $40.0 million was outstanding under the revolving credit facility. The revolving credit facility expires June 16, 2013. We expect to renew the revolving facility on or before its expiration date under substantially similar terms.

We believe our debt agreements are material to discussions of Meredith's liquidity. All of our debt agreements include financial covenants, and failure to comply with any such covenants could result in the debt becoming payable on demand. A summary of the most significant financial covenants and their status at June 30, 2012, is as follows:

	Required at June 30, 2012	**Actual at June 30, 2012**
Ratio of debt to trailing 12 month EBITDA[1]	Less than 3.75	1.6
Ratio of EBITDA[1] to interest expense	Greater than 2.75	15.0

[1] *EBITDA is earnings before interest, taxes, depreciation, and amortization as defined in the debt agreements.*

The Company was in compliance with these and all other debt covenants at June 30, 2012.

Contractual Obligations

The following table summarizes our principal contractual obligations as of June 30, 2012:

		Payments Due by Period			
Contractual obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
(In millions)					
Long-term debt	$ 380.0	$ 105.0	$ 125.0	$ 100.0	$ 50.0
Debt interest [1]	36.2	11.0	16.1	7.6	1.5
Broadcast rights and network programming [2]	141.8	30.9	56.8	50.4	3.7
Contingent consideration [3]	10.1	2.9	3.0	4.2	—
Operating leases	175.6	18.5	35.3	25.9	95.9
Purchase obligations and other [4]	66.5	24.5	25.7	10.8	5.5
Total contractual cash obligations	$ 810.2	$ 192.8	$ 261.9	$ 198.9	$ 156.6

1 *Debt interest represents semi-annual interest payments due on fixed-rate notes outstanding at June 30, 2012.*

2 *Commitments for broadcasting rights and network programming consist of future rights to broadcast television programming and future programming costs pursuant to network affiliate agreements. Broadcast rights include $13.2 million owed for broadcast rights that are not currently available for airing and are therefore not included in the Consolidated Balance Sheet at June 30, 2012.*

3 *These amounts include contingent acquisition payments. While it is not certain if and /or when these payments will be made, we have included the payments in the table based on our best estimates of the amounts and dates when the contingencies may be resolved.*

4 *Purchase obligations and other includes expected postretirement benefit payments.*

Due to uncertainty with respect to the timing of future cash flows associated with unrecognized tax benefits at June 30, 2012, the Company is unable to make reasonably reliable estimates of the period of cash settlement. Therefore, $46.5 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 8 to the Consolidated Financial Statements for further discussion of income taxes.

Purchase obligations represent legally binding agreements to purchase goods and services that specify all significant terms. Outstanding purchase orders, which represent authorizations to purchase goods and services but are not legally binding, are not included in purchase obligations. We believe current cash balances, cash generated by future operating activities, and cash available under current credit agreements will be sufficient to meet our contractual cash obligations and other operating cash requirements for the foreseeable future. Projections of future cash flows are, however, subject to substantial uncertainty as discussed throughout MD&A and particularly in *Item 1A-Risk Factors* beginning on page 12. Debt agreements may be renewed or refinanced if we determine it is advantageous to do so. We also have commitments in the form of standby letters of credit totaling $1.2 million that expire within one year.

Share Repurchase Program

We have maintained a program of Company share repurchases for 24 years. In fiscal 2012, we spent $26.9 million to repurchase an aggregate of 976,000 shares of Meredith Corporation common and Class B stock at then current market prices. We spent $24.9 million to repurchase an aggregate of 770,000 shares in fiscal 2011 and $6.3 million to repurchase an aggregate of 188,000 shares in fiscal 2010. We expect to continue repurchasing shares from time to time subject to market conditions. In October 2011, the Board of Directors authorized the repurchase of up to $100.0 million in additional shares of the Company's stock through public and private transactions. As of June 30, 2012, approximately $87.1 million remained available under the current authorization for future repurchases. The status of the repurchase program is reviewed at each quarterly Board of Directors meeting. See *Item 5-Issuer Purchases of Equity Securities* of this Form 10-K for detailed information on share repurchases during the quarter ended June 30, 2012.

Dividends

Meredith has paid quarterly dividends continuously since 1947 and we have increased our dividend annually for 19 consecutive years. The last increase occurred in October 2011 when the Board of Directors approved the quarterly dividend of 38.25 cents per share effective with the dividend payable in December 2011. Given the current number of shares outstanding, the increase will result in additional dividend payments of approximately $22.7 million annually. Dividend payments totaled $63.0 million, or $1.4025 per share, in fiscal 2012 compared with $44.2 million, or 97 cents per share, in fiscal 2011, and $41.3 million, or 91 cents per share, in fiscal 2010.

Capital Expenditures

Spending for property, plant, and equipment totaled $35.7 million in fiscal 2012, $29.9 million in fiscal 2011, and $24.7 million in fiscal 2010. Current year spending primarily related to leasehold improvements related to our move into new leased facilities in New York along with assets acquired in the normal course of business. Fiscal 2011 spending primarily related to assets acquired in the normal course of business such as local media technical and news equipment, information technology systems and equipment, and improvements to buildings and office facilities. Fiscal 2010 spending primarily related to the initiative to consolidate back-office television station functions such as traffic, master control, accounting, and research into centralized hubs in Atlanta and Phoenix. The Company has no material commitments for capital expenditures. We expect funds for future capital expenditures to come from operating activities or, if necessary, borrowings under credit agreements.

CRITICAL ACCOUNTING POLICIES

Meredith's consolidated financial statements are prepared in accordance with GAAP. Our significant accounting policies are summarized in Note 1 to the consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Some of these estimates and assumptions are inherently difficult to make and subjective in nature. We base our estimates on historical experience, recent trends, our expectations for future performance, and other assumptions as appropriate. We reevaluate our estimates on an ongoing basis; actual results, however, may vary from these estimates.

The following are the accounting policies that management believes are most critical to the preparation of our consolidated financial statements and require management's most difficult, subjective, or complex judgments. In addition, there are other items within the consolidated financial statements that require estimation but are not deemed to be critical accounting policies. Changes in the estimates used in these and other items could have a material impact on the consolidated financial statements.

GOODWILL AND INTANGIBLE ASSETS

The Company has a significant amount of goodwill and indefinite-lived intangible assets that are reviewed at least annually for impairment. Goodwill and intangible assets totaled $1,319 million, or approximately 65 percent of Meredith's total assets, as of June 30, 2012. See Note 5 to the consolidated financial statements for additional information. The impairment analysis of these assets is considered critical because of their significance to the Company and our national media and local media segments.

Management is required to evaluate goodwill and intangible assets with indefinite lives for impairment on an annual basis or when events occur or circumstances change that would indicate the carrying value exceeds the fair value. The determination of fair value requires us to estimate the future cash flows expected to result from the use of the assets. These estimates include assumptions about future revenues (including projections of overall market growth and our share of market), estimated costs, and appropriate discount rates where applicable. Our assumptions are based on historical data, various internal estimates, and a variety of external sources and are consistent with the assumptions used in both our short-term financial forecasts and long-term strategic plans. Depending on the assumptions and estimates used, future cash flow projections can vary within a range of outcomes. Changes in key assumptions about the national media and local media businesses and their prospects or changes in market conditions could result in an impairment charge.

BROADCAST RIGHTS

Broadcast rights, which consist primarily of rights to broadcast syndicated programs and feature films, are recorded at cost when the programs become available for airing. Amortization of broadcast rights is generally recorded on an accelerated basis over the contract period. Broadcast rights valued at $4.4 million were included in the Consolidated Balance Sheet at June 30, 2012. In addition, we had entered into contracts valued at $13.2 million not included in the Consolidated Balance Sheet at June 30, 2012 because the related programming was not yet available for airing. Amortization of broadcast rights accounted for 6 percent of local media operating expenses in fiscal 2012. Valuation of broadcast rights is considered critical to the local media segment because of the significance of the amortization expense to the segment.

Broadcast rights are valued at the lower of unamortized cost or net realizable value. The determination of net realizable value requires us to estimate future net revenues expected to be earned as a result of airing of the programming. Future revenues can be affected by changes in the level of advertising demand, competition from other television stations or other media, changes in television programming ratings, changes in the planned usage of programming materials, and other factors. Changes in such key assumptions could result in an impairment charge.

PENSION AND POSTRETIREMENT PLANS

Meredith has noncontributory pension plans covering substantially all employees. These plans include qualified (funded) plans as well as nonqualified (unfunded) plans. These plans provide participating employees with retirement benefits in accordance with benefit provision formulas. The nonqualified plans provide retirement benefits only to certain highly compensated employees. Meredith also sponsors defined healthcare and life insurance plans that provide benefits to eligible retirees.

The accounting for pension and postretirement plans is actuarially based and includes assumptions regarding expected returns on plan assets, discount rates, and the rate of increase in healthcare costs. We consider the accounting for pension and postretirement plans critical to Meredith and both of our segments because of the number of significant judgments required. More information on our assumptions and our methodology in arriving at these assumptions can be found in Note 9 to the consolidated financial statements. Changes in key assumptions could materially affect the associated assets, liabilities, and benefit expenses. Depending on the assumptions and estimates used, these balances could vary within a range of outcomes. We monitor trends in the marketplace and rely on guidance from employee benefit specialists to arrive at reasonable estimates. These estimates are reviewed annually and updated as needed. Nevertheless, the estimates are subjective and may vary from actual results.

Meredith will use a long-term rate of return on assets of 8.00 percent in developing fiscal 2013 pension costs, the same as used in fiscal 2012. The fiscal 2012 rate was based on various factors that include but are not limited to the plans' asset allocations, a review of historical capital market performance, historical plan performance, current market factors such as inflation and interest rates, and a forecast of expected future asset returns. The pension plan assets earned 3.7 percent in fiscal 2012 and 23.3 percent in fiscal 2011. If we had decreased our expected long-term rate of return on plan assets by 0.5 percent in fiscal 2012, our pension expense would have increased by $0.6 million.

Meredith will use a discount rate of 3.50 percent in developing the fiscal 2013 pension costs, down from a rate of 4.65 percent used in fiscal 2012. If we had decreased the discount rate by 0.5 percent in fiscal 2012, there would have been no material effect on our combined pension and postretirement expenses.

Assumed rates of increase in healthcare cost levels have a significant effect on postretirement benefit costs. A one-percentage-point increase in the assumed healthcare cost trend rate would have resulted in an increase of $0.9 million in the postretirement benefit obligation at June 30, 2012, and a $0.1 million increase in the aggregate service and interest cost components of 2012 expense.

REVENUE RECOGNITION

Revenues from the newsstand sale of magazines are recorded net of our best estimate of expected product returns. Net revenues from newsstand sales totaled 6 percent of fiscal 2012 national media segment revenues. Allowances for returns are subject to considerable variability. Return allowances may exceed 65 percent for magazines sold on the newsstand. Estimation of these allowances for future returns is considered critical to the national media segment and the Company as a whole because of the potential impact on revenues.

Estimates of magazine newsstand returns are based on historical experience and current marketplace conditions. Allowances for returns are adjusted continually on the basis of actual results. Unexpected changes in return levels may result in adjustments to net revenues.

SHARE-BASED COMPENSATION EXPENSE

Meredith has a stock incentive plan that permits us to grant various types of share-based incentives to key employees and directors. The primary types of incentives granted under the plan are stock options, and restricted shares of common stock. Share-based compensation expense totaled $10.5 million in fiscal 2012. As of June 30, 2012, unearned compensation cost was $5.0 million for restricted stock and $2.6 million for stock options. These costs will be recognized over weighted average periods of 1.9 years and 1.7 years, respectively.

Restricted shares are valued at the market value of traded shares on the date of grant. The valuation of stock options requires numerous assumptions. We determine the fair value of each option as of the date of grant using the Black-Scholes option-pricing model. This model requires inputs for the expected volatility of our stock price, expected life of the option, and expected dividend yield, among others. We base our assumptions on historical data, expected market conditions, and other factors. In some instances, a range of assumptions is used to reflect differences in behavior among various groups of employees. In addition, we estimate the number of options and restricted stock expected to eventually vest. This is based primarily on past experience.

We consider the accounting for share-based compensation expense critical to Meredith and both of our segments because of the number of significant judgments required. More information on our assumptions can be found in Note 12 to the consolidated financial statements. Changes in these assumptions could materially affect the share-based compensation expense recognized as well as various liability and equity balances.

INCOME TAXES

Income taxes are recorded for the amount of taxes payable for the current year and include deferred tax assets and liabilities for the effect of temporary differences between the financial and tax basis of recorded assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense was 39.6 percent of earnings from continuing operations before income taxes in fiscal 2012. Net deferred tax liabilities totaled $218.1 million, or 18 percent of total liabilities, at June 30, 2012.

We consider accounting for income taxes critical to our operations because management is required to make significant subjective judgments in developing our provision for income taxes, including the determination of deferred tax assets and liabilities, any valuation allowances that may be required against deferred tax assets, and reserves for uncertain tax positions.

The Company operates in numerous taxing jurisdictions and is subject to audit in each of these jurisdictions. These audits can involve complex issues that tend to require an extended period of time to resolve and may eventually result in an increase or decrease to amounts previously paid to the taxing jurisdictions. Any such audits are not expected to have a material effect on the Company's consolidated financial statements.

ACCOUNTING AND REPORTING DEVELOPMENTS

ADOPTED OR PENDING ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements issued or effective during the fiscal year which have had or are expected to have a material impact on the consolidated financial statements. See Note 1 to the consolidated financial statements for further detail on applicable accounting pronouncements that were adopted in fiscal 2012 or will be effective for fiscal 2013.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Meredith is exposed to certain market risks as a result of our use of financial instruments, in particular the potential market value loss arising from adverse changes in interest rates. The Company does not utilize financial instruments for trading purposes and does not hold any derivative financial instruments that could expose the Company to significant market risk. There have been no significant changes in the market risk exposures since June 30, 2011.

Interest Rates

We generally manage our risk associated with interest rate movements through the use of a combination of variable and fixed-rate debt. At June 30, 2012, Meredith had $275.0 million outstanding in fixed-rate long-term debt. There are no earnings or liquidity risks associated with the Company's fixed-rate debt. The fair value of the fixed-rate debt (based on discounted cash flows reflecting borrowing rates currently available for debt with similar terms and maturities) varies with fluctuations in interest rates. A 10 percent decrease in interest rates would have changed the fair value of the fixed-rate debt to $282.6 million from $279.9 million at June 30, 2012.

At June 30, 2012, $105.0 million of our debt was variable-rate debt. The Company is subject to earnings and liquidity risks for changes in the interest rate on this debt. A 10 percent increase in interest rates would increase annual interest expense by $0.2 million.

Broadcast Rights Payable

The Company enters into broadcast rights contracts for our television stations. As a rule, these contracts are on a market-by-market basis and subject to terms and conditions of the seller of the broadcast rights. These procured rights generally are sold to the highest bidder in each market, and the process is very competitive. There are no earnings or liquidity risks associated with broadcast rights payable. Fair values are determined using discounted cash flows. At June 30, 2012, a 10 percent decrease in interest rates would have resulted in an immaterial change in the fair value of the available broadcast rights payable and the unavailable broadcast rights commitments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Meredith Corporation:

We have audited the accompanying consolidated balance sheets of Meredith Corporation and subsidiaries (the Company) as of June 30, 2012 and 2011, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2012. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule (as listed in Part IV, Item 15 (a) 2 herein). We also have audited the Company's internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all matcrial respects, the financial position of Meredith Corporation and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Des Moines, Iowa
August 20, 2012

REPORT OF MANAGEMENT

To the Shareholders of Meredith Corporation:

Meredith management is responsible for the preparation, integrity, and objectivity of the financial information included in this Annual Report on Form 10-K. We take this responsibility very seriously as we recognize the importance of having well-informed, confident investors. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on our informed judgments and estimates. We have adopted appropriate accounting policies and are fully committed to ensuring that those policies are applied properly and consistently. In addition, we strive to report our consolidated financial results in a manner that is relevant, complete, and understandable. We welcome any suggestions from those who use our reports.

To meet our responsibility for financial reporting, our internal control systems and accounting procedures are designed to provide reasonable assurance as to the reliability of financial records. In addition, our internal audit staff monitors and reports on compliance with Company policies, procedures, and internal control systems.

The consolidated financial statements and the effectiveness of the Company's internal control over financial reporting have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm was given unrestricted access to all financial records and related information, including all Board of Directors and Board committee minutes.

The Audit Committee of the Board of Directors is responsible for reviewing and monitoring the Company's accounting policies, internal controls, and financial reporting practices. The Audit Committee is also directly responsible for the appointment, compensation, and oversight of the Company's independent registered public accounting firm. The Audit Committee consists of four independent directors who meet with the independent registered public accounting firm, management, and internal auditors to review accounting, auditing, and financial reporting matters. To ensure complete independence, the independent registered public accounting firm has direct access to the Audit Committee without the presence of management representatives.

At Meredith, we have always placed a high priority on good corporate governance and will continue to do so in the future.

Joseph Ceryanec
Vice President-Chief Financial Officer

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Meredith Corporation and Subsidiaries
Consolidated Balance Sheets

Assets	June 30,	2012	2011
(In thousands)			
Current assets			
Cash and cash equivalents		$ 25,820	$ 27,721
Accounts receivable			
(net of allowances of $13,436 in 2012 and $10,823 in 2011)		215,526	212,365
Inventories		22,559	21,529
Current portion of subscription acquisition costs		75,446	54,581
Current portion of broadcast rights		3,408	3,974
Other current assets		16,677	13,568
Total current assets		359,436	333,738
Property, plant, and equipment			
Land		19,517	19,619
Buildings and improvements		129,688	127,916
Machinery and equipment		290,866	289,045
Leasehold improvements		14,816	14,468
Construction in progress		384	8,209
Total property, plant, and equipment		455,271	459,257
Less accumulated depreciation		(260,967)	(272,819)
Net property, plant, and equipment		194,304	186,438
Subscription acquisition costs		75,368	54,286
Broadcast rights		943	1,292
Other assets		66,858	66,940
Intangible assets, net		586,263	545,101
Goodwill		733,127	525,034
Total assets		$ 2,016,299	$ 1,712,829

See accompanying Notes to Consolidated Financial Statements

Meredith Corporation and Subsidiaries
Consolidated Balance Sheets ***(continued)***

Liabilities and Shareholders' Equity June 30,	2012	2011
(In thousands except per share data)		
Current liabilities		
Current portion of long-term debt	$ 105,000	$ 50,000
Current portion of long-term broadcast rights payable	6,752	8,548
Accounts payable	72,911	82,878
Accrued expenses		
Compensation and benefits	52,402	53,593
Distribution expenses	12,029	13,937
Other taxes and expenses	52,640	48,205
Total accrued expenses	117,071	115,735
Current portion of unearned subscription revenues	180,852	151,831
Total current liabilities	482,586	408,992
Long-term debt	275,000	145,000
Long-term broadcast rights payable	3,695	5,431
Unearned subscription revenues	141,408	120,024
Deferred income taxes	204,054	160,709
Other noncurrent liabilities	112,111	97,688
Total liabilities	1,218,854	937,844
Shareholders' equity		
Series preferred stock, par value $1 per share		
Authorized 5,000 shares; none issued	—	—
Common stock, par value $1 per share		
Authorized 80,000 shares; issued and outstanding 35,791 shares in 2012 (excluding 24,099 treasury shares) and 36,282 shares in 2011 (excluding 23,266 treasury shares)	35,791	36,282
Class B stock, par value $1 per share, convertible to common stock		
Authorized 15,000 shares; issued and outstanding 8,716 shares in 2012 and 8,776 shares in 2011	8,716	8,776
Additional paid-in capital	53,275	58,274
Retained earnings	722,778	687,816
Accumulated other comprehensive loss	(23,115)	(16,163)
Total shareholders' equity	797,445	774,985
Total liabilities and shareholders' equity	$ 2,016,299	$ 1,712,829

See accompanying Notes to Consolidated Financial Statements

Meredith Corporation and Subsidiaries
Consolidated Statements of Earnings

Years ended June 30,		2012		2011		2010
(In thousands except per share data)						
Revenues						
Advertising	$	769,815	$	792,792	$	779,359
Circulation		285,254		261,458		279,636
All other		321,618		346,230		323,836
Total revenues		1,376,687		1,400,480		1,382,831
Operating expenses						
Production, distribution, and editorial		547,564		554,101		572,292
Selling, general, and administrative		599,026		581,543		584,528
Depreciation and amortization		44,326		39,545		40,889
Total operating expenses		1,190,916		1,175,189		1,197,709
Income from operations		185,771		225,291		185,122
Interest income		8		31		51
Interest expense		(12,904)		(12,969)		(18,584)
Earnings from continuing operations before income taxes		172,875		212,353		166,589
Income taxes		(68,503)		(80,743)		(60,955)
Earnings from continuing operations		104,372		131,610		105,634
Loss from discontinued operations, net of taxes		—		(4,178)		(1,671)
Net earnings	$	104,372	$	127,432	$	103,963
Basic earnings per share						
Earnings from continuing operations	$	2.33	$	2.89	$	2.34
Discontinued operations		—		(0.09)		(0.04)
Basic earnings per share	$	2.33	$	2.80	$	2.30
Basic average shares outstanding		44,825		45,497		45,289
Diluted earnings per share						
Earnings from continuing operations	$	2.31	$	2.87	$	2.32
Discontinued operations		—		(0.09)		(0.04)
Diluted earnings per share	$	2.31	$	2.78	$	2.28
Diluted average shares outstanding		45,100		45,832		45,544
Dividends paid per share	$	1.4025	$	0.9700	$	0.9100

See accompanying Notes to Consolidated Financial Statements

Meredith Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

(In thousands except per share data)	Common Stock - $1 par value	Class B Stock - $1 par value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at June 30, 2009	$ 35,934	$ 9,133	$ 53,938	$ 542,006	$ (31,628)	$ 609,383
Net earnings	—	—	—	103,963	—	103,963
Other comprehensive income, net of tax	—	—	—	—	3,623	3,623
Comprehensive income						107,586
Stock issued under various incentive plans, net of forfeitures	536	—	9,037	—	—	9,573
Purchases of Company stock	(187)	(1)	(6,086)	—	—	(6,274)
Share-based compensation	—	—	10,836	—	—	10,836
Conversion of class B to common stock	46	(46)	—	—	—	—
Dividends paid, 91 cents per share						
Common stock	—	—	—	(33,056)	—	(33,056)
Class B stock	—	—	—	(8,289)	—	(8,289)
Tax benefit from incentive plans	—	—	(1,414)	—	—	(1,414)
Balance at June 30, 2010	36,329	9,086	66,311	604,624	(28,005)	688,345
Net Earnings	—	—	—	127,432	—	127,432
Other comprehensive income, net of tax	—	—	—	—	11,842	11,842
Comprehensive income						139,274
Stock issued under various incentive plans, net of forfeitures	410	—	8,266	—	—	8,676
Purchases of Company stock	(744)	(23)	(24,128)	—	—	(24,895)
Share-based compensation	—	—	8,940	—	—	8,940
Conversion of class B to common stock	287	(287)	—	—	—	—
Dividends paid, 97 cents per share						
Common stock	—	—	—	(35,597)	—	(35,597)
Class B stock	—	—	—	(8,643)	—	(8,643)
Tax benefit from incentive plans	—	—	(1,115)	—	—	(1,115)
Balance at June 30, 2011	36,282	8,776	58,274	687,816	(16,163)	774,985
Net earnings	—	—	—	104,372	—	104,372
Other comprehensive loss, net of tax	—	—	—	—	(6,952)	(6,952)
Comprehensive income						97,420
Stock issued under various incentive plans, net of forfeitures	425	—	5,483	—	—	5,908
Purchases of Company stock	(975)	(1)	(19,489)	(6,416)	—	(26,881)
Share-based compensation	—	—	10,459	—	—	10,459
Conversion of class B to common stock	59	(59)	—	—	—	—
Dividends paid, 1.4025 dollars per share						
Common stock	—	—	—	(50,725)	—	(50,725)
Class B stock	—	—	—	(12,269)	—	(12,269)
Tax benefit from incentive plans	—	—	(1,452)	—	—	(1,452)
Balance at June 30, 2012	$ 35,791	$ 8,716	$ 53,275	$ 722,778	$ (23,115)	$ 797,445

See accompanying Notes to Consolidated Financial Statements

Meredith Corporation and Subsidiaries
Consolidated Statements of Cash Flows

Years ended June 30,	2012	2011	2010
(In thousands)			
Cash flows from operating activities			
Net earnings	$ 104,372	$ 127,432	$ 103,963
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation	31,989	29,684	31,527
Amortization	12,337	9,871	9,371
Share-based compensation	10,459	8,940	10,836
Deferred income taxes	58,025	38,176	42,413
Amortization of broadcast rights	11,869	17,098	22,561
Payments for broadcast rights	(14,487)	(18,837)	(21,676)
Provision for write-down of impaired assets	946	4,345	5,466
Fair value adjustment to contingent consideration	(1,018)	(6,310)	—
Net gain from dispositions of assets, net of taxes	—	—	(2,908)
Excess tax benefits from share-based payments	(495)	(509)	(606)
Changes in assets and liabilities, net of acquisitions/dispositions			
Accounts receivable	10,197	12,677	(31,263)
Inventories	1,101	5,039	(103)
Other current assets	(2,523)	5,790	4,322
Subscription acquisition costs	(42,698)	1,206	8,514
Other assets	10,294	11,651	962
Accounts payable	(3,912)	(18,762)	17,683
Accrued expenses and other liabilities	(11,773)	6,481	32,748
Unearned subscription revenues	7,124	(18,205)	(29,133)
Other noncurrent liabilities	123	(1,232)	(13,026)
Net cash provided by operating activities	181,930	214,535	191,651
Cash flows from investing activities			
Acquisitions of and investments in businesses	(248,964)	(40,141)	(27,505)
Additions to property, plant, and equipment	(35,718)	(29,906)	(24,721)
Net cash used in investing activities	(284,682)	(70,047)	(52,226)
Cash flows from financing activities			
Proceeds from issuance of long-term debt	355,000	62,500	160,000
Repayments of long-term debt	(170,000)	(167,500)	(240,000)
Purchases of Company stock	(26,881)	(24,895)	(6,274)
Proceeds from common stock issued	5,908	8,676	9,573
Dividends paid	(62,994)	(44,240)	(41,345)
Excess tax benefits from share-based payments	495	509	606
Other	(677)	(391)	(1,321)
Net cash provided by (used in) financing activities	100,851	(165,341)	(118,761)
Net increase (decrease) in cash and cash equivalents	(1,901)	(20,853)	20,664
Cash and cash equivalents at beginning of year	27,721	48,574	27,910
Cash and cash equivalents at end of year	$ 25,820	$ 27,721	$ 48,574

See accompanying Notes to Consolidated Financial Statements

Meredith Corporation and Subsidiaries
Consolidated Statements of Cash Flows *(continued)*

Years ended June 30,	**2012**	**2011**	**2010**
(In thousands)			
Supplemental disclosures of cash flow information			
Cash paid			
Interest	$ 10,454	$ 12,156	$ 15,629
Income taxes	24,300	33,552	16,832
Non-cash transactions			
Broadcast rights financed by contracts payable	10,955	13,963	18,118
Fair value of equipment received in Nextel exchange	—	—	2,908

See accompanying Notes to Consolidated Financial Statements

Meredith Corporation and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations—Meredith Corporation (Meredith or the Company) is a diversified media company focused primarily on the home and family marketplace. The Company has two segments: national media and local media. The national media segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The Company's local media segment includes 12 network-affiliated television stations, related digital and mobile media operations, and video creation operations. Meredith's operations are primarily diversified geographically within the United States (U.S.) and the Company has a broad customer base.

Principles of Consolidation—The consolidated financial statements include the accounts of Meredith Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions are eliminated. Meredith does not have any off-balance sheet financing activities. The Company's use of special-purpose entities is limited to Meredith Funding Corporation, whose activities are fully consolidated in Meredith's consolidated financial statements (See Note 7).

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company bases its estimates on historical experience, management expectations for future performance, and other assumptions as appropriate. Key areas affected by estimates include the assessment of the recoverability of long-lived assets, including goodwill and other intangible assets, which is based on such factors as estimated future cash flows; the determination of the net realizable value of broadcast rights, which is based on estimated future revenues; provisions for returns of magazines and books sold, which are based on historical experience and current marketplace conditions; pension and postretirement benefit expenses, which are actuarially determined and include assumptions regarding discount rates, expected returns on plan assets, and rates of increase in compensation and healthcare costs; and share-based compensation expense, which is based on numerous assumptions including future stock price volatility and employees' expected exercise and post-vesting employment termination behavior. While the Company re-evaluates its estimates on an ongoing basis, actual results may vary from those estimates.

Discontinued Operations—The consolidated financial statements separately report discontinued operations and the results of continuing operations (See Note 3). Disclosures included herein pertain to the Company's continuing operations unless noted otherwise.

Cash and Cash Equivalents—Cash and short-term investments with original maturities of three months or less are considered to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable—The Company's accounts receivable are primarily due from advertisers. Credit is extended to clients based on an evaluation of each client's creditworthiness and financial condition; collateral is not required. The Company maintains allowances for uncollectible accounts, rebates, rate adjustments, returns, and discounts. The allowance for uncollectible accounts is based on the aging of such receivables and any known specific collectability exposures. Accounts are written off when deemed uncollectible. Allowances for rebates, rate adjustments, returns, and discounts are generally based on historical experience and current market conditions. Concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse clients and individually small balances.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined on the last-in first-out (LIFO) basis for paper and on the first-in first-out or average basis for all other inventories.

Subscription Acquisition Costs—Subscription acquisition costs primarily represent magazine agency commissions. These costs are deferred and amortized over the related subscription term, typically one to two years. In addition, direct-response advertising costs that are intended to solicit subscriptions and are expected to result in probable future benefits are capitalized. These costs are amortized over the period during which future benefits are expected to be received. The asset balance of the capitalized direct-response advertising costs is reviewed quarterly to ensure the amount is realizable. Any write-downs resulting from this review are expensed as subscription acquisition advertising costs in the current period. Capitalized direct-response advertising costs were $6.4 million at June 30, 2012 and 2011. There were no material write-downs of capitalized direct-response advertising costs in any of the fiscal years in the three-year period ended June 30, 2012.

Property, Plant, and Equipment—Property, plant, and equipment are stated at cost. Costs of replacements and major improvements are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation expense is provided primarily by the straight-line method over the estimated useful lives of the assets: 5-45 years for buildings and improvements and 3-20 years for machinery and equipment. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases. Depreciation and amortization of property, plant, and equipment was $32.0 million in fiscal 2012, $29.7 million in fiscal 2011, and $31.5 million in fiscal 2010.

Broadcast Rights—Broadcast rights consist principally of rights to broadcast syndicated programs, sports, and feature films. The total cost of these rights is recorded as an asset and as a liability when programs become available for broadcast. The current portion of broadcast rights represents those rights available for broadcast that are expected to be amortized in the succeeding year. These rights are valued at the lower of unamortized cost or estimated net realizable value, and are generally charged to operations on an accelerated basis over the contract period. Impairments in unamortized costs to net realizable value are included in production, distribution, and editorial expenses in the accompanying Consolidated Statements of Earnings. Impairments in unamortized costs were $0.1 million in fiscal 2012, $0.4 million in fiscal 2011, and $0.6 million in fiscal 2010. Future write-offs can vary based on changes in consumer viewing trends and the availability and costs of other programming.

Intangible Assets and Goodwill—Amortizable intangible assets consist primarily of network affiliation agreements, advertiser relationships, and customer lists. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows. Network affiliation agreements are amortized over the period of time the agreements are expected to remain in place, assuming renewals without material modifications to the original terms and conditions (generally 25 to 40 years from the original acquisition date). Other intangible assets are amortized over their estimated useful lives, ranging from 2 to 10 years.

Intangible assets with indefinite lives include Federal Communications Commission (FCC) broadcast licenses. These licenses are granted for a term of up to eight years, but are renewable if the Company provides at least an average level of service to its customers and complies with the applicable FCC rules and policies and the Communications Act of 1934. The Company has been successful in every one of its past license renewal requests and has incurred only minimal costs in the process. The Company expects the television broadcasting business to continue indefinitely; therefore, the cash flows from the broadcast licenses are also expected to continue indefinitely.

Goodwill and certain other intangible assets (FCC broadcast licenses and trademarks), which have indefinite lives, are not amortized but tested for impairment annually or more often if circumstances indicate a possible impairment exists. We also assess, at least annually, whether assets classified as indefinite-lived intangible assets continue to have indefinite lives. The impairment tests are based on a fair-value approach. The estimated fair values of these assets are determined by developing discounted future cash flow analyses.

Additional information regarding intangible assets and goodwill is provided in Note 5.

Impairment of Long-lived Assets—Long-lived assets (primarily property, plant, and equipment and amortizable intangible assets) are reviewed for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by comparison of the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. Tests for impairment or recoverability require significant management judgment, and future events affecting cash flows and market conditions could result in impairment losses.

Derivative Financial Instruments—Meredith generally does not engage in derivative or hedging activities, except to hedge interest rate risk. Fundamental to our approach to risk management is the desire to minimize exposure to volatility in interest costs of variable rate debt, which can impact our earnings and cash flows. Meredith has used derivative financial instruments to manage the risk that changes in interest rates would affect our future interest payments. Interest rate swap contracts were used to effectively convert a substantial portion of the Company's variable interest rate debit to fixed interested rate debt. All of Meredith's interest rate swap contracts expired in fiscal 2010. The Company held no other derivative financial instruments in the three-year period ended June 30, 2012.

Revenue Recognition—The Company's primary source of revenue is advertising. Other sources include circulation and other revenues.

Advertising revenues—Advertising revenues are recognized when advertisements are published (defined as an issue's on-sale date) or aired by the broadcasting station, net of agency commissions and net of provisions for estimated rebates, rate adjustments, and discounts. Barter revenues are included in advertising revenue and are also recognized when the commercials are broadcast. Barter advertising revenues and the offsetting expense are recognized at the fair value of the advertising surrendered, as determined by similar cash transactions. Barter advertising revenues were not material in any period. Website advertising revenues are recognized ratably over the contract period or as services are delivered.

Circulation revenues—Circulation revenues include magazine single copy and subscription revenue. Single copy revenue is recognized upon publication, net of provisions for estimated returns. The Company bases its estimates for returns on historical experience and current marketplace conditions. Revenues from magazine subscriptions are deferred and recognized proportionately as products are distributed to subscribers.

Other revenues—Revenues from customer relationship marketing and other custom programs are recognized when the products or services are delivered. In addition, the Company participates in certain arrangements containing multiple deliverables. The guidance for accounting for multiple-deliverable arrangements requires that overall arrangement consideration be allocated to each deliverable (unit of accounting) in the revenue arrangement based on the relative selling price as determined by vendor specific objective evidence, third-party evidence, or estimated selling price. The related revenue is recognized when each specific deliverable of the arrangement is delivered. Brand licensing-based revenues are accrued generally monthly or quarterly based on the specific mechanisms of each contract. Payments are generally made by the Company's partners on a quarterly basis. Generally, revenues are accrued based on estimated sales and adjusted as actual sales are reported by partners. These adjustments are typically recorded within 3 months of the initial estimates and have not been material. Any minimum guarantees are typically earned evenly over the fiscal year. Revenues from book sales are recognized net of provisions for anticipated returns when orders are shipped to the customer. As is the case with circulation revenues, the Company bases its estimates for returns on historical experience and current marketplace conditions.

In certain instances, revenues are recorded gross in accordance with GAAP although the Company receives cash for a lesser amount due to the netting of certain expenses. Amounts received from customers in advance of revenue recognition are deferred as liabilities and recognized as revenue in the period earned.

Contingent Consideration—The Company estimates and records the acquisition date estimated fair value of contingent consideration as part of purchase price consideration for acquisitions. Additionally, each reporting period, the Company estimates changes in the fair value of contingent consideration, and any change in fair value is recognized in the Consolidated Statement of Earnings. An increase in the earn-out expected to be paid will result in a charge to operations in the quarter that the anticipated fair value of contingent consideration increases, while a decrease in the earn-out expected to be paid will result in a credit to operations in the quarter that the anticipated fair value of contingent consideration decreases. The estimate of the fair value of contingent consideration requires subjective assumptions to be made of future operating results, discount rates, and probabilities assigned to various potential operating result scenarios. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Company's future financial results.

Advertising Expenses—The majority of the Company's advertising expenses relate to direct-mail costs for magazine subscription acquisition efforts. Advertising costs that are not capitalized are expensed the first time the advertising takes place. Total advertising expenses included in the Consolidated Statements of Earnings were $89.9 million in fiscal 2012, $93.6 million in fiscal 2011, and $87.6 million in fiscal 2010.

Share-Based Compensation—The Company establishes fair value for its equity awards to determine their cost and recognizes the related expense over the appropriate vesting period. The Company recognizes expense for stock options, restricted stock, and shares issued under the Company's employee stock purchase plan. See Note 12 for additional information related to share-based compensation expense.

Income Taxes—The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when such a change is enacted.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Self-Insurance—The Company self-insures for certain medical claims, and its responsibility generally is capped through the use of a stop loss contract with an insurance company at a certain dollar level (usually $250 thousand). A third-party administrator is used to process claims. The Company uses actual claims data and estimates of incurred-but-not-reported claims to calculate estimated liabilities for unsettled claims on an undiscounted basis. Although management re-evaluates the assumptions and reviews the claims experience on an ongoing basis, actual claims paid could vary significantly from estimated claims.

Pensions and Postretirement Benefits Other Than Pensions—Retirement benefits are provided to employees through pension plans sponsored by the Company. Pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years. It is the Company's policy to fund the qualified pension plans to at least the extent required to maintain their fully funded status. In addition, the Company provides health care and life insurance benefits for certain retired employees, the expected costs of which are accrued over the years that the employees render services. It is the Company's policy to fund postretirement benefits as claims are paid. Additional information is provided in Note 9.

Comprehensive Income—Comprehensive income consists of net earnings and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from net earnings. Other comprehensive income (loss) includes changes in prior service cost and net actuarial losses from pension and postretirement benefit plans, net of taxes, and changes in the fair value of interest rate swap agreements, net of taxes, to the extent they are highly effective. The Company's other comprehensive income (loss) is summarized in Note 14.

Earnings Per Share—Basic earnings per share is calculated by dividing net earnings by the weighted average common and Class B shares outstanding. Diluted earnings per share is calculated similarly but includes the dilutive effect, if any, of the assumed exercise of securities, including the effect of shares issuable under the Company's share-based incentive plans.

Adopted Accounting Pronouncements—In December 2010, the Financial Accounting Standards Board (FASB) issued an accounting pronouncement related to intangibles - goodwill and other, which requires a company to consider whether there are any adverse qualitative factors indicating that an impairment may exist in performing step 2 of the impairment test for reporting units with zero or negative carrying amounts. The Company adopted this pronouncement on July 1, 2011. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued an accounting pronouncement related to business combinations, which requires that when comparative financial statements are presented, revenue and earnings of the combined entity should be disclosed as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The disclosure provisions are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. Effective July 1, 2011, the Company adopted this pronouncement, but was not subject to the disclosure requirements in fiscal 2012 due to the immateriality on the Consolidated Statement of Earnings of the acquisitions made by the Company during the period.

Pending Accounting Pronouncements—In June 2011, the FASB amended its guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. In December 2011, the FASB issued a deferral of the effective date for the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other requirements of the guidance are not affected by this deferral. Thus the Company will adopt all other requirements of the guidance for our fiscal year beginning July 1, 2012. As this guidance only amends the presentation of the components of comprehensive income, its adoption will not have an impact on the Company's consolidated financial position or results of operations.

In September 2011, the FASB amended existing guidance related to intangibles - goodwill and other by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. If this is the case, companies will need to perform a more detailed two-step goodwill impairment test, which is used to identify potential goodwill impairments and to measure the amount of goodwill impairment losses to be recognized, if any. This pronouncement is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We intend to adopt this guidance for our fiscal year beginning July 1, 2012. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

2. Acquisitions

In fiscal 2012, Meredith paid $249.0 million primarily for the acquisitions of EatingWell Media Group (EatingWell), *EveryDay with Rachael Ray* magazine and its related digital assets (collectively Rachael Ray), *FamilyFun* magazine and its related assets (collectively FamilyFun), Allrecipes.com, Inc. (Allrecipes.com), and ShopNation Inc. (ShopNation), and a minority investment in iris Nation Worldwide Limited. In fiscal 2011, the Company paid $40.1 million primarily for the acquisitions of The Hyperfactory Limited International (Hyperfactory) and Real Girls Media Network and for contingent purchase price payments related to prior years' acquisitions. In fiscal 2010, the Company paid $27.5 million primarily for contingent purchase price payments related to prior years' acquisitions and a minority investment in Hyperfactory.

In July 2011, Meredith acquired 100 percent of the outstanding stock of EatingWell. The results of EatingWell's operations have been included in the consolidated financial statements since that date. The EatingWell portfolio includes a bi-monthly magazine, a website, a content licensing and custom marketing program, a Healthy-in-a-Hurry mobile recipe application, and a series of high-quality food and nutrition-related books and cookbooks. The cash purchase price was $27.8 million.

In October 2011, Meredith completed its acquisition of Rachael Ray. In addition, Meredith announced it has finalized a 10-year licensing agreement with Watch Entertainment Inc. for the award-winning Rachael Ray brand. The results of Rachael Ray's operations have been included in the consolidated financial statements since that date. The cash purchase price was $4.3 million.

In January 2012, Meredith completed its acquisition of FamilyFun. The FamilyFun portfolio includes *FamilyFun* magazine and its related assets, including its special interest publications, as well as the Toy Hopper and other digital magazine application. The results of FamilyFun's operations have been included in the consolidated financial statements since that date. The cash purchase price was $12.1 million.

In March 2012, Meredith acquired 100 percent of the outstanding stock of Allrecipes.com. Allrecipes.com is the world's largest digital food brand. It also has the top food recipe channel on YouTube. The results of Allrecipes.com operations have been included in the consolidated financial statements since that date. The cash purchase price was $175.0 million.

In May 2012, Meredith purchased 100 percent of the outstanding stock of ShopNation, an e-commerce website. The acquisition-date fair value of the consideration totaled $11.7 million, which consisted of $4.0 million of cash and $7.7 million of contingent consideration. The contingent consideration arrangement requires the Company to pay contingent payments should the acquired operations achieve certain financial targets over the next three fiscal years generally based on earnings before interest and taxes (EBIT), as defined in the acquisition agreement. None of the contingent consideration is dependent on the continued employment of the sellers. We estimated the fair value of the contingent consideration using a probability-weighted discounted cash flow model. The fair value is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in Note 15. As of June 30, 2012, the Company estimates the future aggregate payments will range from approximately $0.5 million to $11.9 million. The maximum amount of contingent payments the sellers may receive is $12.0 million.

As of the date of each acquisition, Meredith allocates the purchase price to the assets acquired and liabilities assumed based on their respective fair values. The Company is in the process of obtaining third-party valuations of intangible assets for all acquisitions except EatingWell and FamilyFun, which have been finalized; thus, provisional measurements of intangible assets, goodwill, and deferred income tax balances have been used and are subject to change.

The following table summarizes the total estimated fair values of the assets acquired and liabilities assumed at the various acquisition dates during fiscal 2012.

(In thousands)	
Accounts receivable	$ 13,359
Other current assets	3,127
Property, plant, and equipment	3,192
Noncurrent assets	3,835
Intangible assets	53,669
Total identifiable assets acquired	77,182
Deferred subscription revenue	(44,796)
Other current liabilities	(3,916)
Long-term liabilities	(10,921)
Total liabilities assumed	(59,633)
Net identifiable assets acquired	17,549
Goodwill	205,735
Net assets acquired	$ 223,284

The following table provides details of the acquired intangible assets by acquisition.

(In thousands)	**EatingWell**	**Rachael Ray**	**FamilyFun**	**Allrecipes.com**	**ShopNation**	**Total**
Intangible assets subject to amortization						
Advertiser relationships	$ 270	$ 1,353	$ 2,329	$ 6,000	$ —	$ 9,952
Customer lists	130	987	1,690	100	200	3,107
Developed content	2,220	1,055	1,500	2,500	—	7,275
Other	—	—	—	—	1,600	1,600
Total	2,620	3,395	5,519	8,600	1,800	21,934
Intangible assets not subject to amortization						
Internet domain names	920	—	—	—	—	920
Trademarks	4,150	—	2,465	24,200	—	30,815
Total	5,070	—	2,465	24,200	—	31,735
Intangible assets, total	$ 7,690	$ 3,395	$ 7,984	$ 32,800	$ 1,800	$ 53,669

The useful lives of advertiser relationships are two to four years, customer lists are two to three years, developed content are two to 10 years, and other intangible assets are 10 years. Except for EatingWell and FamilyFun intangibles, all useful lives have been provisionally assigned pending the finalization of the third-party valuations.

For all acquisitions, goodwill is attributable primarily to expected synergies and the assembled workforces and included within the national media segment. Total goodwill expected to be deductible for tax purposes is $133.6 million.

EatingWell, Allrecipes.com, and ShopNation are subject to legal and regulatory requirements, including but not limited to those related to taxation, in each of the jurisdictions in which they operate. The Company has conducted a preliminary assessment of liabilities arising in each of these jurisdictions, and has recognized provisional amounts in its initial accounting for the acquisitions for all identified liabilities in accordance with the business combinations guidance. However, the Company is continuing its review of these matters during the measurement period, and if new information about facts and circumstances that existed at the acquisition date identifies adjustments to the liabilities initially recognized or any additional liabilities that existed at the acquisition date, the acquisition accounting will be revised to reflect the resulting adjustments to the provisional amounts initially recognized.

The impact of the acquisitions is not material to the Company's results of operations; therefore, pro forma financial information has not been provided. Acquisition related costs were expensed by the Company in the period in which they were incurred. The Company recorded $2.7 million in acquisition costs in fiscal 2012. These costs are included in the selling, general, and administrative line in the Consolidated Statement of Earnings. Acquisition related costs were not material to the Company's results of operations in fiscal 2011 or 2010.

In fiscal 2011, the Company acquired the remaining 80.01 percent of the outstanding common shares of Hyperfactory. At the time of the acquisition, the Company recorded $7.1 million of contingent consideration. The contingent consideration arrangement with Hyperfactory required the Company to pay contingent payments should the acquired operations achieve certain financial targets over the next two fiscal years, generally based on EBIT, as defined in the acquisition agreement. None of the contingent consideration was dependent on the continued employment of the sellers. We estimated the fair-value of the contingent consideration using a probability-weighted discounted cash flow model. The fair value was based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in Note 15. Hyperfactory experienced significant revenue growth in each of the two years prior to acquisition. At the acquisition date, Company management expected revenue growth to continue to be strong with corresponding growth in EBIT over the next two years. During the year ended June 30, 2011, however, new business generation declined, resulting in a decline in revenues compared to the prior year. Although cost-cutting measures were implemented, EBIT also fell short of expectations. The fiscal 2011 slowdown also led to lowered expectations for revenues and EBIT for fiscal 2012 compared to those at the time of the acquisition. As a result, during the year ended June 30, 2011, the Company recognized a non-cash credit to operations of $6.3 million, reducing the estimated contingent consideration payable. These trends continued throughout fiscal 2012 and the Company recognized a non-cash credit to operations of $1.0 million to write off the remaining balance of the estimated contingent consideration payable in fiscal 2012. These credits were recorded in the selling, general, and administrative expense line on the Consolidated Statements of Earnings.

3. Discontinued Operations

In June 2011, the Company announced the closing of the ReadyMade brand. In connection with this closing, the Company recorded a write-down of various assets, primarily deferred subscription acquisition costs, of *ReadyMade* magazine totaling $4.2 million.

The results of the *ReadyMade* magazine have been segregated from continuing operations and reported as discontinued operations for all periods presented. The *ReadyMade* charge is reflected in the costs and expenses line below. Amounts applicable to discontinued operations that have been reclassified in the Consolidated Statements of Earnings are as follows:

Years ended June 30,	**2011**	**2010**
(In thousands except per share data)		
Revenues	$ 5,813	$ 4,899
Costs and expenses	(12,662)	(7,637)
Loss before income taxes	(6,849)	(2,738)
Income taxes	2,671	1,067
Loss from discontinued operations	$ (4,178)	$ (1,671)
Loss per share from discontinued operations		
Basic	$ (0.09)	$ (0.04)
Diluted	(0.09)	(0.04)

4. Inventories

Inventories consist of paper stock, editorial content, and books. Of total net inventory values, 38 percent at June 30, 2012, and 46 percent at June 30, 2011, were determined using the LIFO method. LIFO inventory expense (income) included in the Consolidated Statements of Earnings was $(0.7) million in fiscal 2012, $3.7 million in fiscal 2011, and $(4.6) million in fiscal 2010.

June 30,	**2012**	**2011**
(In thousands)		
Raw materials	$ 13,405	$ 15,633
Work in process	13,767	11,723
Finished goods	2,138	1,609
	29,310	28,965
Reserve for LIFO cost valuation	(6,751)	(7,436)
Inventories	$ 22,559	$ 21,529

5. Intangible Assets and Goodwill

Intangible assets consist of the following:

June 30,	2012			2011		
(In thousands)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Intangible assets subject to amortization						
National media						
Noncompete agreements	$ 240	$ (240)	$ —	$ 480	$ (424)	$ 56
Advertiser relationships	28,352	(19,875)	8,477	18,400	(15,772)	2,628
Customer lists	14,437	(8,203)	6,234	11,330	(5,889)	5,441
Other	10,605	(1,509)	9,096	4,450	(3,256)	1,194
Local media						
Network affiliation agreements	218,559	(112,641)	105,918	218,559	(107,750)	110,809
Total	$ 272,193	$ (142,468)	129,725	$ 253,219	$ (133,091)	120,128
Intangible assets not subject to amortization						
National media						
Internet domain names			1,916			1,166
Trademarks			155,546			124,731
Local media						
FCC licenses			299,076			299,076
Total			456,538			424,973
Intangible assets, net			$ 586,263			$ 545,101

Amortization expense was $12.3 million in fiscal 2012, $9.9 million in fiscal 2011, and $9.4 million in fiscal 2010. Future amortization expense for intangible assets is expected to be as follows: $12.5 million in fiscal 2013, $11.2 million in fiscal 2014, $8.8 million in fiscal 2015, $7.1 million in fiscal 2016, and $5.7 million in fiscal 2017.

Changes in the carrying amount of national media goodwill were as follows:

(In thousands)	
Balance at June 30, 2010	$ 489,334
Acquisitions	34,758
Other adjustments	942
Balance at June 30, 2011	525,034
Acquisitions	208,093
Balance at June 30, 2012	$ 733,127

For certain acquisitions consummated prior to July 1, 2009, the sellers were entitled to contingent payments should the acquired operations achieve certain financial targets generally based on earnings before interest and taxes, as defined in the respective acquisition agreements. The additional purchase consideration was recorded as additional goodwill on our Consolidated Balance Sheet when the contingencies were resolved. For the years ended June 30, 2012 and 2011, the Company recognized additional consideration of $2.4 million and $18.2 million, respectively, which increased goodwill.

Meredith completed annual impairment reviews of goodwill and intangible assets with indefinite lives as of May 31, 2012, 2011, and 2010. No impairments were recorded as a result of those reviews.

6. Restructuring Accrual

In March 2012, management committed to a performance improvement plan related primarily to business realignments that included selected workforce reductions. In connection with this plan, the Company recorded a pre-tax restructuring charge of $13.8 million including severance and benefit costs of $10.0 million related to the involuntary termination of employees, accruals for vacated lease space of $2.7 million, the write-off of deferred subscription acquisition costs of $0.7 million, and other miscellaneous write-offs of $0.4 million. The majority of severance costs will be paid out over the first nine months of fiscal 2013. The plan affected approximately 180 employees. The Company also recorded $0.6 million in reversals of excess restructuring reserves accrued in prior fiscal years. The restructuring charge and credit for the reversal of excess restructuring reserves are recorded in the selling, general, and administrative line in the Consolidated Statements of Earnings.

In June 2011, management committed to a performance improvement plan that included selected workforce reductions. In connection with this plan the Company recorded a pre-tax restructuring charge of $6.4 million for severance costs related to the involuntary termination of employees and other accruals of $0.1 million. The plan affected approximately 80 employees. The majority of severance costs have been paid out. During fiscal 2011, the Company recorded $0.6 million in reversals of excess restructuring reserves accrued in prior fiscal years. The restructuring charge and the credit for the reversal of excess restructuring reserve are recorded in the selling, general, and administrative line in the Consolidated Statements of Earnings.

In March 2010, the Company committed to the realignment of its national media digital operations. In connection with this plan, the Company recorded a pre-tax restructuring charge of $1.7 million for severance costs, which is recorded in the selling, general, and administrative line in the Consolidated Statements of Earnings. The plan affected approximately 30 employees.

In December 2009, in response to the recessionary economy and the related decreases in consumer and advertising spending, management committed to a performance improvement plan to reposition our special interest media operations. In connection with this plan, the Company recorded a pre-tax restructuring charge of $5.5 million, including severance costs of $2.2 million and the write-off of deferred subscription acquisition costs of $1.8 million, which are recorded in the selling, general, and administrative line in the Consolidated Statements of Earnings, and the write-off of manuscript and art inventory of $1.5 million, which is recorded in the production, distribution, and editorial line in the Consolidated Statements of Earnings. The plan affected approximately 45 employees.

In fiscal 2010, the Company recorded a $2.7 million reversal of excess restructuring accruals previously accrued by the Company in prior fiscal years. This credit to operating expenses is recorded in the selling, general, and administrative line in the Consolidated Statements of Earnings.

Details of changes in the Company's restructuring accrual are as follows:

Years ended June 30,	**2012**	**2011**
(In thousands)		
Balance at beginning of year	$ 8,042	$ 5,538
Severance accrual	9,955	6,457
Other accruals	2,703	131
Cash payments	(9,464)	(3,467)
Reversal of excess accrual and other	(592)	(617)
Balance at end of year	$ 10,644	$ 8,042

7. Long-term Debt

Long-term debt consists of the following:

June 30,	2012	2011
(In thousands)		
Variable-rate credit facilities		
Asset-backed bank facility of $100 million, due 4/25/2013	$ 65,000	$ 70,000
Revolving credit facility of $150 million, due 6/16/2013	40,000	—
Private placement notes		
5.04% senior notes, due 6/16/2012	—	50,000
6.70% senior notes, due 7/13/2013	50,000	50,000
7.19% senior notes, due 7/13/2014	25,000	25,000
2.62% senior notes, due 3/1/2015	50,000	—
3.04% senior notes, due 3/1/2016	50,000	—
3.04% senior notes, due 3/1/2017	50,000	—
3.04% senior notes, due 3/1/2018	50,000	—
Total long-term debt	380,000	195,000
Current portion of long-term debt	(105,000)	(50,000)
Long-term debt	$ 275,000	$ 145,000

The following table shows principal payments on the debt due in succeeding fiscal years:

Years ending June 30,	
(In thousands)	
2013	$ 105,000
2014	50,000
2015	75,000
2016	50,000
2017	50,000
2018	50,000
Total long-term debt	$ 380,000

In connection with the asset-backed bank facility, Meredith entered into a revolving agreement to sell all of its rights, title, and interest in the majority of its accounts receivable related to advertising and miscellaneous revenues to Meredith Funding Corporation, a special purpose entity established to purchase accounts receivable from Meredith. At June 30, 2012, $148.2 million of accounts receivable net of reserves were outstanding under the agreement. Meredith Funding Corporation in turn sells receivable interests to a major national bank. In consideration of the sale, Meredith receives cash and a subordinated note, bearing interest at the prime rate, 3.25 percent at June 30, 2012, from Meredith Funding Corporation. The agreement is structured as a true sale under which the creditors of Meredith Funding Corporation will be entitled to be satisfied out of the assets of Meredith Funding Corporation prior to any value being returned to Meredith or its creditors. The accounts of Meredith Funding Corporation are fully consolidated in Meredith's consolidated financial statements. The asset-backed bank facility renews next on April 25, 2013. The interest rate on the asset-backed bank facility is based on a fixed spread over LIBOR. The weighted average effective interest rate was 1.33 percent as of June 30, 2012.We expect to renew the asset-backed bank facility on or before its expiration date under substantially similar terms.

The interest rate on the revolving credit facility is variable based on LIBOR and Meredith's debt to trailing 12 month EBITDA ratio. The weighted average effective interest rate was 2.74 percent as of June 30, 2012. The revolving credit facility expires on June 16, 2013. We expect to renew the revolving facility on or before its expiration date under substantially similar terms.

Interest rates on the private placement notes range from 2.62 percent to 7.19 percent at June 30, 2012. The weighted average interest rate on the private placement notes outstanding at June 30, 2012 was 4.01 percent.

All of the Company's debt agreements include financial covenants and failure to comply with any such covenants could result in the debt becoming payable on demand. The most significant financial covenants require a ratio of debt to trailing 12 month EBITDA (earnings before interest, taxes, depreciation, and amortization as defined in the debt agreements) less than 3.75 and a ratio of EBITDA (earnings before interest, taxes, depreciation, and amortization as defined in the debt agreements) to interest expense of greater than 2.75. The Company was in compliance with these and all other debt covenants at June 30, 2012.

Interest expense related to long-term debt totaled $12.0 million in fiscal 2012, $11.9 million in fiscal 2011, and $17.3 million in fiscal 2010.

At June 30, 2012, Meredith had credit available under the asset-backed bank facility of up to $35.0 million (depending on levels of accounts receivable) and had $110.0 million of credit available under the revolving credit facility with an option to request up to another $150.0 million. The commitment fee for the asset-backed bank facility ranges from 0.425 percent to 0.475 percent of the unused commitment based on utilization levels. The commitment fee for the revolving credit facility ranges from 0.250 percent to 0.625 percent of the unused commitment based on the Company's leverage ratio. Commitment fees paid in fiscal 2012 were not material.

8. Income Taxes

The following table shows income tax expense (benefit) attributable to earnings from continuing operations:

Years ended June 30,	2012	2011	2010
(In thousands)			
Currently payable			
Federal	$ 9,911	$ 35,919	$ 14,294
State	1,222	6,558	4,603
Foreign	103	29	—
	11,236	42,506	18,897
Deferred			
Federal	49,046	33,581	40,446
State	8,153	5,248	1,612
Foreign	68	(592)	—
	57,267	38,237	42,058
Income taxes	$ 68,503	$ 80,743	$ 60,955

The differences between the statutory U.S. federal income tax rate and the effective tax rate were as follows:

Years ended June 30,	2012	2011	2010
U.S. statutory tax rate	35.0%	35.0%	35.0%
State income taxes, less federal income tax benefits	3.5	3.6	3.8
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	(2.2)
Other	1.1	(0.6)	—
Effective income tax rate	39.6%	38.0%	36.6%

The Company's effective tax rate from continuing operations was 39.6 percent in fiscal 2012, 38.0 percent in fiscal 2011, and 36.6 percent in fiscal 2010. The fiscal 2012 rate reflected the tax consequences of a smaller current year decrease in the fair value of the acquisition-related contingent consideration and smaller tax benefits realized due to expiring federal and state statutes of limitations. The fiscal 2011 rate reflected the tax consequences of the decrease in the fair value of the acquisition-related contingent consideration and tax benefits realized due to expiring federal and state statutes of limitations. The fiscal 2010 rate reflected a favorable adjustment made to deferred income tax liabilities as a result of enacted state and local legislation, tax benefits from the resolution of a state and local tax contingency, and tax benefits realized due to expiring federal and state statutes of limitations.

The tax effects of temporary differences that gave rise to deferred tax assets and deferred tax liabilities were as follows:

June 30,	2012	2011
(In thousands)		
Deferred tax assets		
Accounts receivable allowances and return reserves	$ 12,877	$ 13,784
Compensation and benefits	48,274	37,745
Indirect benefit of uncertain state and foreign tax positions	11,196	11,279
All other assets	6,866	2,368
Total deferred tax assets	79,213	65,176
Valuation allowance	(972)	(895)
Net deferred tax assets	78,241	64,281
Deferred tax liabilities		
Subscription acquisition costs	57,456	41,547
Accumulated depreciation and amortization	209,122	160,334
Gains from dispositions	23,872	22,757
All other liabilities	5,925	4,695
Total deferred tax liabilities	296,375	229,333
Net deferred tax liability	$ 218,134	$ 165,052

The Company's deferred tax assets are more likely than not to be fully realized except for a valuation allowance of $1.0 million that was recorded for capital losses booked in fiscal 2012, fiscal 2011, and fiscal 2010. The net current portions of deferred tax assets and liabilities are included in accrued expenses-other taxes and expenses at June 30, 2012 and 2011, in the Consolidated Balance Sheets.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Years ended June 30,	2012	2011
(In thousands)		
Balance at beginning of year	$ 42,534	$ 42,359
Increases in tax positions for prior years	315	—
Decreases in tax positions for prior years	(305)	(780)
Increases in tax positions for current year	3,897	6,337
Settlements	(837)	—
Lapse in statute of limitations	(6,440)	(5,382)
Balance at end of year	$ 39,164	$ 42,534

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $23.1 million as of June 30, 2012, and $22.7 million as of June 30, 2011. The uncertain tax benefit recognized during fiscal 2012 from lapse in statute of limitations that related to income tax positions on temporary differences was $5.5 million. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The amount of accrued interest and penalties related to unrecognized tax benefits was $7.3 million as of June 30, 2012 and 2011. There was no net increase of the accrual for accrued interest and penalties in fiscal 2012.

The total amount of unrecognized tax benefits at June 30, 2012, may change significantly within the next 12 months, decreasing by an estimated range of $4.6 million to $28.6 million. The change, if any, may result primarily from foreseeable federal and state examinations, ongoing federal and state examinations, anticipated state settlements, expiration of various statutes of limitation, the results of tax cases, or other regulatory developments.

The Company's federal tax returns have been audited through fiscal 2002, and are closed by expiration of the statute of limitations for fiscal 2003, fiscal 2004, and fiscal 2005. Fiscal 2006 through fiscal 2010 are currently under the jurisdiction of IRS Appeals. The Company has various state income tax examinations ongoing and at various stages of completion, but generally the state income tax returns have been audited or closed to audit through fiscal 2005.

9. Pension and Postretirement Benefit Plans

Savings and Investment Plan

Meredith maintains a 401(k) Savings and Investment Plan that permits eligible employees to contribute funds on a pretax basis. The plan allows employee contributions of up to 50 percent of eligible compensation subject to the maximum allowed under federal tax provisions. The Company matches 100 percent of the first 3 percent and 50 percent of the next 2 percent of employee contributions.

The 401(k) Savings and Investment Plan allows employees to choose among various investment options, including the Company's common stock, for both their contributions and the Company's matching contribution. Company contribution expense under this plan totaled $8.4 million in fiscal 2012, $8.1 million in fiscal 2011, and $13.5 million in fiscal 2010. Fiscal 2010 contribution expense included $5.4 million that was a special one-time contribution authorized by the Company's Board of Directors based on the Company achieving certain operating profit targets in fiscal 2010.

Pension and Postretirement Plans

Meredith has noncontributory pension plans covering substantially all employees. These plans include qualified (funded) plans as well as nonqualified (unfunded) plans. These plans provide participating employees with retirement benefits in accordance with benefit provision formulas. The nonqualified plans provide retirement benefits only to certain highly compensated employees. The Company also sponsors defined healthcare and life insurance plans that provide benefits to eligible retirees.

Obligations and Funded Status

The following tables present changes in, and components of, the Company's net assets/liabilities for pension and other postretirement benefits:

	Pension		Postretirement	
June 30,	**2012**	**2011**	**2012**	**2011**
(In thousands)				
Change in benefit obligation				
Benefit obligation, beginning of year	$125,689	$116,949	$ 15,271	$ 15,934
Service cost	9,434	9,647	450	476
Interest cost	5,987	5,297	798	792
Participant contributions	—	—	795	844
Plan amendments	—	472	—	—
Actuarial loss	7,853	1,976	(805)	(858)
Benefits paid (including lump sums)	(11,676)	(8,652)	(1,534)	(1,917)
Benefit obligation, end of year	$137,287	$125,689	$ 14,975	$ 15,271
Change in plan assets				
Fair value of plan assets, beginning of year	$131,003	$113,576	$ —	$ —
Actual return on plan assets	4,696	25,553	—	—
Employer contributions	545	526	739	1,073
Participant contributions	—	—	795	844
Benefits paid (including lump sums)	(11,676)	(8,652)	(1,534)	(1,917)
Fair value of plan assets, end of year	$124,568	$131,003	$ —	$ —
Over (under) funded status, end of year	$ (12,719)	$ 5,314	$ (14,975)	$ (15,271)

Benefits paid directly from Meredith assets are included in both employer contributions and benefits paid.

Fair value measurements for pension assets as of June 30, 2012, follow:

June 30, 2012	Total Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(In thousands)				
Investments in registered investment companies	$ 124,464	$ 70,214	$ 54,250	$ —
Pooled separate accounts	104	—	104	—
Total assets at fair value	$ 124,568	$ 70,214	$ 54,354	$ —

Fair value measurements for pension assets as of June 30, 2011, follow:

June 30, 2011	Total Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(In thousands)				
Investments in registered investment companies...	$ 130,254	$ 73,296	$ 56,958	$ —
Pooled separate accounts	749	—	749	—
Total assets at fair value	$ 131,003	$ 73,296	$ 57,707	$ —

Refer to Note 15 for a discussion of the three levels in the hierarchy of fair values.

The following amounts are recognized in the Consolidated Balance Sheets:

	Pension		Postretirement	
June 30,	2012	2011	2012	2011
(In thousands)				
Other assets				
Prepaid benefit cost	$ 11,562	$ 23,128	$ —	$ —
Accrued expenses-compensation and benefits				
Accrued benefit liability	(1,478)	(892)	(912)	(1,060)
Other noncurrent liabilities				
Accrued benefit liability	(22,803)	(16,922)	(14,063)	(14,211)
Net amount recognized, end of year	$ (12,719)	$ 5,314	$ (14,975)	$ (15,271)

The accumulated benefit obligation for all defined benefit pension plans was $122.9 million and $112.7 million at June 30, 2012 and 2011, respectively.

The following table provides information about pension plans with projected benefit obligations in excess of plan assets:

June 30,	2012	2011
(In thousands)		
Projected benefit obligation	$ 24,334	$ 17,924
Fair value of plan assets	52	110

The following table provides information about pension plans with accumulated benefit obligations in excess of plan assets:

June 30,	2012	2011
(In thousands)		
Accumulated benefit obligation	$ 19,508	$ 14,036
Fair value of plan assets	52	110

Costs

The components of net periodic benefit costs recognized in the Consolidated Statements of Earnings were as follows:

	Pension			Postretirement		
Years ended June 30,	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**
(In thousands)						
Components of net periodic benefit costs						
Service cost	$ 9,434	$ 9,647	$ 8,568	$ 450	$ 476	$ 422
Interest cost	5,987	5,297	5,777	798	792	907
Expected return on plan assets	(10,014)	(8,688)	(8,152)	—	—	—
Prior service cost amortization	368	373	853	(536)	(734)	(736)
Actuarial loss amortization	1,605	4,665	4,926	—	—	—
Settlement charge	—	—	(94)	—	—	—
Net periodic benefit costs	$ 7,380	$ 11,294	$ 11,878	$ 712	$ 534	$ 593

Amounts recognized in the accumulated other comprehensive loss component of shareholders' equity for Company-sponsored plans were as follows:

June 30, 2012	**Pension**	**Postretirement**	**Total**
(In thousands)			
Unrecognized net actuarial losses, net of taxes	$ 23,290	$ (52)	$ 23,238
Unrecognized prior service credit (costs), net of taxes	621	(1,434)	(813)
Total	$ 23,911	$ (1,486)	$ 22,425

During fiscal 2013, the Company expects to recognize as part of its net periodic benefit costs approximately $3.2 million of net actuarial losses, $0.4 million of prior-service costs for the pension plans, and $0.5 million of prior service credit for the postretirement plan that are included, net of taxes, in the accumulated other comprehensive loss component of shareholders' equity at June 30, 2012.

Assumptions

Benefit obligations were determined using the following weighted average assumptions:

	Pension		Postretirement	
June 30,	**2012**	**2011**	**2012**	**2011**
Weighted average assumptions				
Discount rate	3.50%	4.65%	4.10%	5.25%
Rate of compensation increase - year one	3.50%	4.50%	3.50%	4.50%
Rate of compensation increase - subsequent years	3.50%	4.50%	3.50%	4.50%
Rate of increase in health care cost levels				
Initial level	*NA*	*NA*	8.00%	8.50%
Ultimate level	*NA*	*NA*	5.00%	5.00%
Years to ultimate level	*NA*	*NA*	6 years	7 years

NA-Not applicable

Net periodic benefit costs were determined using the following weighted average assumptions:

	Pension			Postretirement		
Years ended June 30,	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**
Weighted average assumptions						
Discount rate	4.65%	4.50%	5.75%	5.25%	5.00%	6.20%
Expected return on plan assets	8.00%	8.25%	8.25%	*NA*	*NA*	*NA*
Rate of compensation increase - year one	4.50%	4.50%	0.00%	4.50%	4.50%	0.00%
Rate of compensation increase - subsequent years	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Rate of increase in health care cost levels						
Initial level	*NA*	*NA*	*NA*	8.50%	9.00%	7.50%
Ultimate level	*NA*	*NA*	*NA*	5.00%	5.00%	5.00%
Years to ultimate level	*NA*	*NA*	*NA*	7 yrs	8 yrs	5 yrs

NA-Not applicable

The Nonbargaining Plan fiscal 2010 pension cost was remeasured on January 1, 2010, to reflect a $9.5 million contribution made to the trust on December 30, 2009. Meredith changed the discount rate assumption to 5.25 percent for the remeasurement.

The expected return on plan assets assumption was determined, with the assistance of the Company's investment consultants, based on a variety of factors. These factors include but are not limited to the plans' asset allocations, review of historical capital market performance, historical plan performance, current market factors such as inflation and interest rates, and a forecast of expected future asset returns. The Company reviews this long-term assumption on a periodic basis.

Assumed rates of increase in healthcare cost have a significant effect on the amounts reported for the healthcare plans. A change of one percentage point in the assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
(In thousands)		
Effect on service and interest cost components for fiscal 2012	$ 68	$ (37)
Effect on postretirement benefit obligation as of June 30, 2012	864	(712)

Plan Assets

The targeted and weighted average asset allocations by asset category for investments held by the Company's pension plans are as follows:

	2012 Allocation		2011 Allocation	
June 30,	**Target**	**Actual**	**Target**	**Actual**
Domestic equity securities	35%	34%	35%	34%
Fixed income investments	30%	32%	30%	31%
International equity securities	25%	24%	25%	25%
Global equity securities	10%	10%	10%	10%
Fair value of plan assets	100%	100%	100%	100%

Meredith's investment policy seeks to maximize investment returns while balancing the Company's tolerance for risk. The plan fiduciaries oversee the investment allocation process. This includes selecting investment managers, setting long-term strategic targets, and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and plan fiduciaries may occasionally approve allocations above or below a target range, or elect to rebalance the portfolio within the targeted range. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across domestic and international stocks and between growth and value stocks and small and large capitalizations. The primary investment strategy currently employed is a dynamic target allocation method that periodically rebalances among various investment categories depending on the current funded position. This program is designed to actively move from return-seeking investments (such as equities) toward liability-hedging investments (such as long-duration fixed-income) as funding levels improve. The reverse effect occurs when funding levels decrease.

Equity securities did not include any Meredith Corporation common or Class B stock at June 30, 2012 or 2011.

Cash Flows

Although we do not have a minimum funding requirement for the pension plans in fiscal 2013, the Company is currently determining what voluntary pension plan contributions, if any, will be made in fiscal 2013. Actual contributions will be dependent upon investment returns, changes in pension obligations, and other economic and regulatory factors. Meredith expects to contribute $0.9 million to its postretirement plan in fiscal 2013.

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

Years ending June 30,	**Pension Benefits**	**Postretirement Benefits**
(In thousands)		
2013	$ 14,010	$ 912
2014	22,484	920
2015	14,228	884
2016	13,216	930
2017	15,241	974
2018-2022	80,668	5,062

Other

The Company maintains collateral assignment split-dollar life insurance arrangements on certain key officers and retirees. The net periodic pension cost for fiscal 2012, 2011, and 2010 was $224,000, $189,000, and $172,000, respectively, and the accrued liability at June 30, 2012 and 2011, was $3.6 million and $3.2 million, respectively.

10. Earnings Per Share

The calculation of basic earnings per share for each period is based on the weighted average number of common and Class B shares outstanding during the period. The calculation of diluted earnings per share for each period is based on the weighted average number of common and Class B shares outstanding during the period plus the effect, if any, of dilutive common stock equivalent shares.

The following table presents the calculations of earnings per share:

Years ended June 30,	2012	2011	2010
(In thousands except per share data)			
Earnings from continuing operations	$ 104,372	$ 131,610	$ 105,634
Basic average shares outstanding	44,825	45,497	45,289
Dilutive effect of stock options and equivalents	275	335	255
Diluted average shares outstanding	45,100	45,832	45,544
Earnings per share from continuing operations			
Basic	$ 2.33	$ 2.89	$ 2.34
Diluted	2.31	2.87	2.32

In addition, antidilutive options excluded from the above calculations totaled 4,239,000 options for the year ended June 30, 2012 ($42.66 weighted average exercise price), 3,883,300 options for the year ended June 30, 2011 ($36.52 weighted average exercise price), and 4,471,400 options for the year ended June 30, 2010 ($42.98 weighted average exercise price).

11. Capital Stock

The Company has two classes of common stock outstanding: common and Class B. Each class receives equal dividends per share. Class B stock, which has 10 votes per share, is not transferable as Class B stock except to family members of the holder or certain other related entities. At any time, Class B stock is convertible, share for share, into common stock with one vote per share. Class B stock transferred to persons or entities not entitled to receive it as Class B stock will automatically be converted and issued as common stock to the transferee. The principal market for trading the Company's common stock is the New York Stock Exchange (trading symbol MDP). No separate public trading market exists for the Company's Class B stock.

From time to time, the Company's Board of Directors has authorized the repurchase of shares of the Company's common stock on the open market. In May 2008, the Board approved the repurchase of 2.0 million shares. In November 2011, repurchases under this authorization were completed. In October 2011, the Board approved the repurchase of $100.0 million of shares.

Repurchases under these authorizations were as follows:

Years ended June 30,	2012	2011	2010
(In thousands)			
Number of shares	976	768	188
Cost at market value	$ 26,881	$ 24,895	$ 6,274

As of June 30, 2012, $87.1 million remained available under the current authorization for future repurchases.

12. Common Stock and Share-based Compensation Plans

As of June 30, 2012, Meredith had an employee stock purchase plan and a stock incentive plan, both of which were shareholder-approved. A more detailed description of these plans follows. Compensation expense recognized for these plans was $10.5 million in fiscal 2012, $8.9 million in fiscal 2011, and $10.8 million in fiscal 2010. The total income tax benefit recognized in earnings was $3.9 million in fiscal 2012, $3.3 million in fiscal 2011, and $4.1 million in fiscal 2010.

Employee Stock Purchase Plan

Meredith has an employee stock purchase plan (ESPP) available to substantially all employees. The ESPP allows employees to purchase shares of Meredith common stock through payroll deductions at the lesser of 85.0 percent of the fair market value of the stock on either the first or last trading day of an offering period. The ESPP has quarterly offering periods. One million common shares are authorized and approximately 78,000 shares remain available for issuance under the ESPP. Compensation cost for the ESPP is based on the present value of the cash discount and the fair value of the call option component as of the grant date using the Black-Scholes option-pricing model. The term of the option is three months, the term of the offering period. The expected stock price volatility was approximately 32 percent in fiscal 2012, 31 percent in fiscal 2011, and 26 percent in fiscal 2010. Information about the shares issued under this plan is as follows:

Years ended June 30,	2012	2011	2010
Shares issued *(in thousands)*	135	117	123
Average fair value	$ 4.43	$ 5.17	$ 4.90
Average purchase price	22.60	27.48	24.73
Average market price	29.15	33.17	31.47

Stock Incentive Plan

Meredith has a stock incentive plan that permits the Company to issue up to 3.8 million shares in the form of stock options, restricted stock, stock equivalent units, restricted stock units, performance shares, and performance cash awards to key employees and directors of the Company. An additional 3.5 million shares were authorized for this plan in November 2009. Approximately 4.0 million shares are available for future awards under the plan as of June 30, 2012. The plan is designed to provide an incentive to contribute to the achievement of long-range corporate goals; provide flexibility in motivating, attracting, and retaining employees; and to align more closely the employees' interests with those of shareholders.

The Company has awarded restricted shares of common stock to eligible key employees and to non-employee directors under the plan. In addition, certain awards are granted based on specified levels of Company stock ownership. All awards have restriction periods tied primarily to employment and/or service. The awards generally vest over three or five years. The awards are recorded at the market value of traded shares on the date of the grant as unearned compensation. The initial values of the grants net of estimated forfeitures are amortized over the vesting periods. The Company's restricted stock activity during the year ended June 30, 2012, was as follows:

Restricted Stock	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
(Shares and Aggregate Intrinsic Value in thousands)			
Nonvested at June 30, 2011	397	$ 32.17	
Granted	245	25.97	
Vested	(31)	30.15	
Forfeited	(51)	28.71	
Nonvested at June 30, 2012	560	29.88	$ 17,883

As of June 30, 2012, there was $5.0 million of unearned compensation cost related to restricted stock granted under the plan. That cost is expected to be recognized over a weighted average period of 1.9 years. The weighted average grant date fair value of restricted stock granted during the years ended June 30, 2012, 2011, and 2010 was $25.97, $32.97, and $28.58, respectively. The total fair value of shares vested during the years ended June 30, 2012, 2011, and 2010, was $0.9 million, $0.7 million, and $0.9 million, respectively.

Meredith also has outstanding stock equivalent units resulting from the deferral of compensation of employees and directors under various deferred compensation plans. The period of deferral is specified when the deferral election is made. These stock equivalent units are issued at the market price of the underlying stock on the date of deferral. In addition, shares of restricted stock may be converted to stock equivalent units upon vesting.

The following table summarizes the activity for stock equivalent units during the year ended June 30, 2012:

Stock Equivalent Units	**Units**	**Weighted Average Issue Date Fair Value**
(Units in thousands)		
Balance at June 30, 2011	134	$ 37.80
Additions	34	28.18
Converted to common stock	(7)	33.41
Balance at June 30, 2012	161	35.96

The total intrinsic value of stock equivalent units converted to common stock was zero for all years.

In fiscal 2009, the Company awarded performance-based restricted stock to eligible key employees under the plan. These shares of performance-based restricted stock vested because the Company attained a specified return on equity goal for the subsequent three-year period ended June 30, 2011. The awards were recorded at the market value of traded shares on the date of the grant as unearned compensation. The initial value of the grant net of estimated forfeitures was amortized over the vesting period as the performance criteria were met. The stock vested in August 2011. The Company's performance-based restricted stock activity during the year ended June 30, 2012, was as follows:

Performance-based Restricted Stock	**Shares**	**Weighted Average Grant Date Fair Value**	**Aggregate Intrinsic Value**
(Shares and Aggregate Intrinsic Value in thousands)			
Nonvested at June 30, 2011	134	$ 28.56	
Vested	(134)	28.56	
Forfeited	—	—	
Nonvested at June 30, 2012	—	—	$ —

No performance-based restricted stock was granted in fiscal 2012, fiscal 2011, or fiscal 2010.

Meredith has granted nonqualified stock options to certain employees and directors under the plan. The grant date of options issued is the date the Compensation Committee of the Board of Directors approves the granting of the options. The exercise price of options granted is set at the fair value of the Company's common stock on the grant date. All options granted under the plan expire at the end of 10 years. Options granted vest three years from the date of grant.

A summary of stock option activity and weighted average exercise prices follows:

Stock Options	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
(Options and Aggregate Intrinsic Value in thousands)				
Outstanding July 1, 2011	5,759	$ 39.22		
Granted	787	25.78		
Exercised	(56)	28.20		
Forfeited	(642)	34.30		
Outstanding June 30, 2012	5,848	38.06	4.9	$ 10,968
Exercisable June 30, 2012	3,774	43.28	3.2	3,537

The fair value of each option is estimated as of the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of the Company's common stock and other factors. The expected life of options granted incorporates historical employee exercise and termination behavior. Different expected lives are used for separate groups of employees who have similar historical exercise patterns. The risk-free rate for periods that coincide with the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The following summarizes the assumptions used in determining the fair value of options granted:

Years ended June 30,	2012	2011	2010
Risk-free interest rate	0.4-1.6 %	1.7-2.1 %	3.0-3.3 %
Expected dividend yield	5.00%	2.64%	3.09%
Expected option life	7-8 yrs	7-8 yrs	6-8 yrs
Expected stock price volatility	32%	31%	25-26 %
Weighted average stock price volatility	32.00%	31.00%	25.96%

The weighted average grant date fair value of options granted during the years ended June 30, 2012, 2011, and 2010, was $4.45, $8.28, and $6.29, respectively. The total intrinsic value of options exercised during the years ended June 30, 2012, 2011, and 2010 was $0.2 million, $0.7 million, and $1.1 million, respectively. As of June 30, 2012, there was $2.6 million in unrecognized compensation cost for stock options granted under the plan. This cost is expected to be recognized over a weighted average period of 1.7 years.

Cash received from option exercises under all share-based payment plans for the years ended June 30, 2012, 2011, and 2010 was $1.6 million, $4.8 million, and $5.7 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $0.1 million, $0.3 million, and $0.4 million, respectively, for the years ended June 30, 2012, 2011, and 2010.

13. Commitments and Contingent Liabilities

The Company occupies certain facilities and sales offices and uses certain equipment under lease agreements. Rental expense for such leases was $21.1 million in fiscal 2012, $19.3 million in fiscal 2011, and $18.3 million in fiscal 2010.

Below are the minimum rental commitments at June 30, 2012, under all noncancelable operating leases due in succeeding fiscal years:

Years ending June 30,	
(In thousands)	
2013	$ 18,468
2014	17,771
2015	17,481
2016	15,305
2017	10,612
Later years	95,883
Total minimum rentals	$ 175,520

Most of the future lease payments relate to the lease of office facilities in New York City through December 31, 2026. In the normal course of business, leases that expire are generally renewed or replaced by leases on similar properties.

The Company has recorded commitments for broadcast rights payable in future fiscal years. The Company also is obligated to make payments under contracts for broadcast rights not currently available for use and therefore not included in the consolidated financial statements. Such unavailable contracts amounted to $13.2 million at June 30, 2012. The fair value of these commitments for unavailable broadcast rights, determined by the present value of future cash flows discounted at the Company's current borrowing rate, was $12.6 million at June 30, 2012.

The table shows broadcast rights payments due in succeeding fiscal years:

Years ending June 30,	Recorded Commitments	Unavailable Rights
(In thousands)		
2013	$ 6,752	$ 5,285
2014	3,133	5,514
2015	525	1,209
2016	22	337
2017	14	307
Later years	1	535
Total amounts payable	$ 10,447	$ 13,187

The Company is involved in certain litigation and claims arising in the normal course of business. In the opinion of management, liabilities, if any, arising from existing litigation and claims will not have a material effect on the Company's earnings, financial position, or liquidity.

14. Other Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income (loss) includes net earnings as well as items of other comprehensive income (loss).

The following table summarizes the items of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances:

(In thousands)	Minimum Pension/Post Retirement Liability Adjustments	Interest Rate Swaps	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 2009	$ (30,374)	$ (1,254)	$ (31,628)
Current-year adjustments, pretax	3,884	2,055	5,939
Tax expense	(1,515)	(801)	(2,316)
Other comprehensive income	2,369	1,254	3,623
Balance at June 30, 2010	(28,005)	—	(28,005)
Current-year adjustments, pretax	19,414	—	19,414
Tax expense	(7,572)	—	(7,572)
Other comprehensive income	11,842	—	11,842
Balance at June 30, 2011	(16,163)	—	(16,163)
Current-year adjustments, pretax	(11,397)	—	(11,397)
Tax expense	4,445	—	4,445
Other comprehensive loss	(6,952)	—	(6,952)
Balance at June 30, 2012	$ (23,115)	$ —	$ (23,115)

15. Fair Value Measurement

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specifically, it establishes a hierarchy prioritizing the use of inputs in valuation techniques. The defined levels within the hierarchy are as follows:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
- Level 3 Assets or liabilities for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates.

The carrying amount and estimated fair value of broadcast rights payable were $10.4 million and $10.2 million, respectively, as of June 30, 2012, and $14.0 million and $13.5 million, respectively, as of June 30, 2011. The fair value of broadcast rights payable was determined using the present value of future cash flows discounted at the Company's current borrowing rate with inputs included in Level 3.

The carrying amount and estimated fair value of long-term debt were $380.0 million and $384.9 million, respectively, as of June 30, 2012, and $195.0 million and $205.1 million, respectively, as of June 30, 2011. The fair value of long-term debt was determined using the present value of future cash flows using borrowing rates currently available for debt with similar terms and maturities with inputs included in Level 2.

As of June 30, 2012, the Company had assets related to its qualified pension plans measured at fair value. The required disclosures regarding such assets are presented within Note 9. In addition, the Company has a liability related to contingent consideration payable that is valued at estimated fair value as discussed in Note 2. The Company does not have any other assets or liabilities recognized at fair value.

16. Financial Information about Industry Segments

Meredith is a diversified media company focused primarily on the home and family marketplace. On the basis of products and services, the Company has established two reportable segments: national media and local media. The national media segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The local media segment consists primarily of the operations of network-affiliated television stations. Virtually all of the Company's revenues are generated in the U.S. and substantially all of the assets reside within the U.S. There are no material intersegment transactions.

There are two principal financial measures reported to the chief executive officer (the chief operating decision maker) for use in assessing segment performance and allocating resources. Those measures are operating profit and earnings from continuing operations before interest, taxes, depreciation, and amortization (EBITDA). Operating profit for segment reporting, disclosed below, is revenues less operating costs and unallocated corporate expenses. Segment operating expenses include allocations of certain centrally incurred costs such as employee benefits, occupancy, information systems, accounting services, internal legal staff, and human resources administration. These costs are allocated based on actual usage or other appropriate methods, primarily number of employees. Unallocated corporate expenses are corporate overhead expenses not attributable to the operating groups. Interest income and expense are not allocated to the segments. In accordance with authoritative guidance on disclosures about segments of an enterprise and related information, EBITDA is not presented below.

Significant non-cash items included in segment operating expenses other than depreciation and amortization of fixed and intangible assets is the amortization of broadcast rights in the local media segment. Broadcast rights amortization totaled $11.9 million in fiscal 2012, $17.1 million in fiscal 2011, and $22.6 million in fiscal 2010.

Segment assets include intangible, fixed, and all other non-cash assets identified with each segment. Jointly used assets such as office buildings and information technology equipment are allocated to the segments by appropriate methods, primarily number of employees. Unallocated corporate assets consist primarily of cash and cash items, assets allocated to or identified with corporate staff departments, and other miscellaneous assets not assigned to one of the segments.

The following table presents financial information by segment:

Years ended June 30,	2012	2011	2010
(In thousands)			
Revenues			
National media	$ 1,060,385	$ 1,078,222	$ 1,100,469
Local media	316,302	322,258	282,362
Total revenues	$ 1,376,687	$ 1,400,480	$ 1,382,831
Operating profit			
National media	$ 133,020	$ 179,628	$ 170,161
Local media	88,291	87,852	52,910
Unallocated corporate	(35,540)	(42,189)	(37,949)
Income from operations	$ 185,771	$ 225,291	$ 185,122
Depreciation and amortization			
National media	$ 17,617	$ 13,516	$ 14,397
Local media	24,732	24,003	24,417
Unallocated corporate	1,977	2,026	2,075
Total depreciation and amortization	$ 44,326	$ 39,545	$ 40,889
Assets			
National media	$ 1,332,505	$ 998,829	$ 992,574
Local media	589,096	595,633	609,218
Unallocated corporate	94,698	118,367	125,524
Total assets	$ 2,016,299	$ 1,712,829	$ 1,727,316
Capital expenditures			
National media	$ 8,544	$ 8,636	$ 2,277
Local media	13,385	14,431	18,807
Unallocated corporate	13,789	6,839	3,637
Total capital expenditures	$ 35,718	$ 29,906	$ 24,721

17. Selected Quarterly Financial Data (unaudited)

Year ended June 30, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
(In thousands except per share data)					
Revenues					
National media	$ 258,612	$ 244,315	$ 267,603	$ 289,855	$ 1,060,385
Local media	69,297	84,402	77,910	84,693	316,302
Total revenues	$ 327,909	$ 328,717	$ 345,513	$ 374,548	$ 1,376,687
Operating profit					
National media	$ 36,004	$ 35,797	$ 23,330	$ 37,889	$ 133,020
Local media	11,057	27,156	22,654	27,424	88,291
Unallocated corporate	(8,840)	(8,093)	(7,684)	(10,923)	(35,540)
Income from operations	$ 38,221	$ 54,860	$ 38,300	$ 54,390	$ 185,771
Earnings from continuing operations	$ 21,627	$ 31,594	$ 21,169	$ 29,982	$ 104,372
Discontinued operations	—	—	—	—	—
Net earnings	$ 21,627	$ 31,594	$ 21,169	$ 29,982	$ 104,372
Basic earnings per share					
Earnings from continuing operations	$ 0.48	$ 0.70	$ 0.47	$ 0.67	$ 2.33
Net earnings	0.48	0.70	0.47	0.67	2.33
Diluted earnings per share					
Earnings from continuing operations	0.48	0.70	0.47	0.67	2.31
Net earnings	0.48	0.70	0.47	0.67	2.31
Dividends per share	0.2550	0.3825	0.3825	0.3825	1.4025

In the third quarter of fiscal 2012, the Company recorded a pre-tax restructuring charge of $13.8 million. Partially offsetting these charges was a reversal of excess restructuring accrual previously recorded by the national media segment and a $1.0 million reduction in contingent consideration payable.

As a result of changes in shares outstanding during the year, the sum of the four quarters' earnings per share may not necessarily equal the earnings per share for the year.

Year ended June 30, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
(In thousands except per share data)					
Revenues					
National media	$ 266,715	$ 268,483	$ 267,886	$ 275,138	$ 1,078,222
Local media	76,025	97,450	70,995	77,788	322,258
Total revenues	$ 342,740	$ 365,933	$ 338,881	$ 352,926	$ 1,400,480
Operating profit					
National media	$ 39,630	$ 42,200	$ 48,467	$ 49,331	$ 179,628
Local media	16,728	38,549	13,281	19,294	87,852
Unallocated corporate	(8,176)	(10,236)	(9,399)	(14,378)	(42,189)
Income from operations	$ 48,182	$ 70,513	$ 52,349	$ 54,247	$ 225,291
Earnings from continuing operations	$ 26,062	$ 41,097	$ 31,176	$ 33,275	$ 131,610
Discontinued operations	(355)	(540)	(339)	(2,944)	(4,178)
Net earnings	$ 25,707	$ 40,557	$ 30,837	$ 30,331	$ 127,432
Basic earnings per share					
Earnings from continuing operations	$ 0.58	$ 0.90	$ 0.69	$ 0.73	$ 2.89
Net earnings	0.57	0.89	0.68	0.67	2.80
Diluted earnings per share					
Earnings from continuing operations	0.57	0.89	0.68	0.73	2.87
Net earnings	0.56	0.88	0.67	0.66	2.78
Dividends per share	0.2300	0.2300	0.2550	0.2550	0.9700

In the fourth quarter of fiscal 2011, the Company recorded a pre-tax restructuring charge of $6.4 million for severance costs, other accruals of $0.1 million, and the write-down of certain identifiable intangibles of $0.9 million. Also in the fourth quarter, the Company recorded a reduction in contingent consideration payable of $6.3 million and $0.6 million in reversals of excess restructuring reserves accrued in prior fiscal years.

Additionally, during the fourth quarter of fiscal 2011, the Company announced the closing of the ReadyMade brand. In connection with this closing, the Company recorded a pre-tax write-down of various assets, primarily deferred subscription acquisition costs, of *ReadyMade* magazine of $4.2 million.

As a result of changes in shares outstanding during the year, the sum of the four quarters' earnings per share may not necessarily equal the earnings per share for the year.

Meredith Corporation and Subsidiaries
FIVE-YEAR FINANCIAL HISTORY WITH SELECTED FINANCIAL DATA

Years ended June 30,	2012	2011	2010	2009	2008
(In thousands except per share data)					
Results of operations					
Revenues	$ 1,376,687	$ 1,400,480	$ 1,382,831	$ 1,404,834	$ 1,548,462
Costs and expenses	1,146,590	1,135,644	1,156,820	1,199,854	1,256,765
Depreciation and amortization	44,326	39,545	40,889	42,573	49,144
Nonrecurring items	—	—	—	294,529	—
Income (loss) from operations	185,771	225,291	185,122	(132,122)	242,553
Net interest expense	(12,896)	(12,938)	(18,533)	(20,121)	(21,300)
Income taxes	(68,503)	(80,743)	(60,955)	51,569	(86,510)
Earnings (loss) from continuing operations	104,372	131,610	105,634	(100,674)	134,743
Discontinued operations	—	(4,178)	(1,671)	(6,410)	(71)
Net earnings (loss)	$ 104,372	$ 127,432	$ 103,963	$ (107,084)	$ 134,672
Basic per share information					
Earnings (loss) from continuing operations	$ 2.33	$ 2.89	$ 2.34	$ (2.24)	$ 2.87
Discontinued operations	—	(0.09)	(0.04)	(0.14)	—
Net earnings (loss)	$ 2.33	$ 2.80	$ 2.30	$ (2.38)	$ 2.87
Diluted per share information					
Earnings (loss) from continuing operations	$ 2.31	$ 2.87	$ 2.32	$ (2.24)	$ 2.83
Discontinued operations	—	(0.09)	(0.04)	(0.14)	—
Net earnings (loss)	$ 2.31	$ 2.78	$ 2.28	$ (2.38)	$ 2.83
Average diluted shares outstanding	45,100	45,832	45,544	45,042	47,585
Other per share information					
Dividends	$ 1.4025	$ 0.9700	$ 0.9100	$ 0.8800	$ 0.8000
Stock price-high	35.00	37.51	38.08	31.31	62.50
Stock price-low	21.10	28.92	23.61	10.60	28.01
Financial position at June 30,					
Current assets	$ 359,436	$ 333,738	$ 381,427	$ 340,140	$ 403,090
Working capital	(123,150)	(75,254)	(56,879)	(9,076)	(40,047)
Total assets	2,016,299	1,712,829	1,727,316	1,669,303	2,059,620
Long-term obligations (including current portion)	390,447	208,979	318,853	402,411	513,327
Shareholders' equity	797,445	774,985	688,345	609,383	787,855
Number of employees at June 30,	3,366	3,192	3,182	3,276	3,572

NOTES TO FIVE-YEAR FINANCIAL HISTORY WITH SELECTED FINANCIAL DATA

General
Long-term obligations include broadcast rights payable and Company debt associated with continuing operations. Shareholders' equity includes temporary equity where applicable.

Earnings from continuing operations
Fiscal 2009 nonrecurring expense represented an impairment charge related to FCC licenses and local media goodwill.

Discontinued operations
Fiscal 2011 included the operations of and related shut-down charges of *ReadyMade* magazine.
Fiscal 2010 included the operations of *ReadyMade* magazine.
Fiscal 2009 included the operations of and related shut-down charges of *Country Home* magazine and the operations of *ReadyMade* magazine.
Fiscal 2008 included the operations of *Country Home* and *ReadyMade* magazines; the operations of and after-tax loss from the disposition of WFLI, which was sold in fiscal 2008; and the reversal of a portion of the prior year shut-down charges of *Child* magazine.

Meredith Corporation and Subsidiaries
SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

Reserves Deducted from Receivables in the Consolidated Financial Statements:	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
(In thousands)					
Fiscal year ended June 30, 2012					
Reserve for doubtful accounts	$ 6,379	$ 4,841	$ —	$ (2,094)	$ 9,126
Reserve for returns	4,444	13,763	—	(13,897)	4,310
Total	$ 10,823	$ 18,604	$ —	$ (15,991)	$ 13,436
Fiscal year ended June 30, 2011					
Reserve for doubtful accounts	$ 6,763	$ 4,506	$ —	$ (4,890)	$ 6,379
Reserve for returns	4,217	11,974	—	(11,747)	4,444
Total	$ 10,980	$ 16,480	$ —	$ (16,637)	$ 10,823
Fiscal year ended June 30, 2010					
Reserve for doubtful accounts	$ 10,999	$ 4,315	$ —	$ (8,551)	$ 6,763
Reserve for returns	2,811	12,058	—	(10,652)	4,217
Total	$ 13,810	$ 16,373	$ —	$ (19,203)	$ 10,980

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Meredith conducted an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as amended (the Exchange Act)) as of June 30, 2012. On the basis of this evaluation, Meredith's Chief Executive Officer and Chief Financial Officer have concluded the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that Meredith files or submits under the Exchange Act are (i) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to Meredith's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of internal control over financial reporting based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of that evaluation, management concluded that internal control over financial reporting was effective as of June 30, 2012.

KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 41.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the quarter ended June 30, 2012, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item is set forth in Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on November 7, 2012, under the captions "Election of Directors," "Corporate Governance," "Meetings and Committees of the Board" and "Section 16(a) Beneficial Ownership Reporting Compliance," and in Part I of this Form 10-K beginning on page 10 under the caption "Executive Officers of the Company" and is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics and a Code of Ethics for CEO and Senior Financial Officers. These codes are applicable to the Chief Executive Officer, Chief Financial Officer, Controller, and any persons performing similar functions. The Company's Code of Business Conduct and Ethics and the Company's Code of Ethics for CEO and Senior Financial Officers are available free of charge on the Company's corporate website at *Meredith.com*. Copies of the codes are also available free of charge upon written request to the Secretary of the Company. The Company will post any amendments to the Code of Business Conduct and Ethics or the Code of Ethics for CEO and Senior Financial Officers, as well as any waivers that are required to be disclosed by the rules of either the U.S. Securities and Exchange Commission or the New York Stock Exchange on the Company's corporate website.

There have been no material changes to the procedures by which shareholders of the Company may recommend nominees to the Company's Board of Directors.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth in Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on November 7, 2012, under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Director Compensation," and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information required by this Item is set forth in Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on November 7, 2012, under the captions "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

The following table sets forth information with respect to the Company's common stock that may be issued under all equity compensation plans of the Company in existence as of June 30, 2012. All of the equity compensation plans for which information is included in the following table have been approved by shareholders.

Plan Category	**(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights**	**(b) Weighted average exercise price of outstanding options, warrants, and rights**	**(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by shareholders	5,848,231	$38.06	3,983,814
Equity compensation plans not approved by shareholders	None	*NA*	None
Total	5,848,231	$38.06	3,983,814

NA - Not applicable

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is set forth in Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on November 7, 2012, under the captions "Related Person Transaction Policy and Procedures" and "Corporate Governance - Director Independence" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is set forth in Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on November 7, 2012, under the caption "Audit Committee Disclosure" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements listed under (a) 1. and the financial statement schedule listed under (a) 2. of the Company and its subsidiaries are filed as part of this report as set forth in the Index on page 40 (Item 8).

(a) Financial Statements, Financial Statement Schedule, and Exhibits

1. Financial Statements

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of June 30, 2012 and 2011
Consolidated Statements of Earnings for the Years Ended June 30, 2012, 2011, and 2010
Consolidated Statements of Shareholders' Equity for the Years Ended June 30, 2012, 2011, and 2010
Consolidated Statements of Cash Flows for the Years Ended June 30, 2012, 2011, and 2010
Notes to Consolidated Financial Statements
Five-Year Financial History with Selected Financial Data

2. Financial Statement Schedule for the years ended June 30, 2012, 2011, and 2010

Schedule II-Valuation and Qualifying Accounts

All other Schedules have been omitted because the items required by such schedules are not present in the consolidated financial statements, are covered in the consolidated financial statements or notes thereto, or are not significant in amount.

3. Exhibits

Certain of the exhibits to this Form 10-K are incorporated herein by reference, as specified:

3.1 The Company's Restated Articles of Incorporation, as amended, are incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2003.

3.2 The Restated Bylaws, as amended, are incorporated herein by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

4.1 Note Purchase Agreement dated as of June 16, 2008, among Meredith Corporation, as issuer and seller, and named purchasers is incorporated herein by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009. First amendment dated as of July 13, 2009, to the aforementioned agreement is incorporated herein by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

4.2 Note Purchase Agreement dated as of July 13, 2009, among Meredith Corporation, as issuer and seller, and named purchasers is incorporated herein by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

4.3 Credit Agreement dated June 16, 2010, among Meredith Corporation and a group of banks including Bank of America, N.A., as Administrative Agent and L/C Issuer is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 18, 2010.

4.4 Note Purchase Agreement dated as of February 29, 2012, among Meredith Corporation, as issuer and seller, and named purchasers is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 1, 2012.

10.1 Indemnification Agreement in the form entered into between the Company and its officers and directors is incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ending December 31, 1988.*

10.2 Meredith Corporation Deferred Compensation Plan, dated as of November 8, 1993, is incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ending December 31, 1993.*

10.3 Meredith Corporation Management Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.*

10.4 Meredith Corporation Stock Plan for Non-Employee Directors is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2002.*

10.5 Amended and Restated Replacement Benefit Plan effective January 1, 2001, is incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.*

10.6 Amended and Restated Supplemental Benefit Plan effective January 1, 2001, is incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.*

10.7 Form of Nonqualified Stock Option Award Agreement between Meredith Corporation and the named employee for the 2004 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2004.*

10.8 Meredith Corporation 2004 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008.*

10.9 Form of Restricted Stock Award Agreement (performance based) between Meredith Corporation and the named employee for the 2004 Stock Incentive Plan is incorporated herein by reference to the Company's Current Report on Form 8-K filed August 18, 2008.*

10.10 Amended and Restated Severance Agreement in the form entered into between the Company and its executive officers is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2008.

10.11 Letter employment agreement dated February 14, 2005, between Meredith Corporation and Paul A. Karpowicz is incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed February 10, 2005. First amendment to the aforementioned agreement is incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2008.*

10.12 Employment Agreement dated January 20, 2006, and re-executed August 24, 2009, between Meredith Corporation and Stephen M. Lacy is incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009. First amendment to the aforementioned agreement is incorporated herein by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed November 10, 2009.*

10.13 Employment Agreement dated August 14, 2008, and re-executed August 24, 2009, between Meredith Corporation and John S. Zieser is incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009.*

10.14 Letter employment agreement dated September 26, 2008, between Meredith Corporation and Joseph H. Ceryanec is incorporated herein by reference to the Company's Current Report on Form 8-K filed October 1, 2008. First amendment to the aforementioned agreement is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2008.*

10.15 Employment Agreement dated August 2, 2010, between Meredith Corporation and Thomas H. Harty is incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2010.*

10.16 Receivables Sale Agreement dated as of April 9, 2002 among Meredith Corporation, as Sole Initial Originator and Meredith Funding Corporation (a wholly-owned subsidiary of Meredith Corporation), as buyer is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

10.17 First Amended and Restated Receivables Purchase Agreement dated as of April 25, 2011, among Meredith Funding Corporation (a wholly-owned subsidiary of Meredith Corporation) as Seller, Meredith Corporation, as Servicer, Falcon Asset Securitization Company LLC, The Financial Institutions from time to time party hereto and JPMorgan Chase Bank, N.A., as Agent, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2011.

10.18 Parent Guarantee from Meredith Corporation dated as of April 25, 2011, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2011.

10.19 Form of Continuing Restricted Stock Agreement for Non-Employee Directors is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2011.*

10.20 Form of Continuing Nonqualified Stock Option Award Agreement for Non-Employee Directors is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2011.*

10.21	Form of Restricted Stock Award Agreement between Meredith Corporation and the named employee for the 2004 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012.*
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document **
101.SCH	XBRL Taxonomy Extension Schema Document **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document **
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document **
101.LAB	XBRL Taxonomy Extension Label Linkbase Document **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document **

The Company agrees to furnish to the Commission, upon request, a copy of each agreement with respect to long-term debt of the Company for which the amount authorized thereunder does not exceed 10 percent of the total assets of the Company on a consolidated basis.

* *Management contract or compensatory plan or arrangement*

** *Furnished with this report. In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as set forth specific reference in such filing.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

John S. Zieser,
Chief Development Officer/
General Counsel and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Joseph Ceryanec, Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Stephen M. Lacy, Chairman of the Board, President, Chief Executive Officer, and Director
(Principal Executive Officer)

D. Mell Meredith Frazier
Vice Chairman of the Board and Director

Mary Sue Coleman, Director

James R. Craigie, Director

Frederick B. Henry, Director

Joel W. Johnson, Director

Philip A. Marineau, Director

Elizabeth E. Tallett, Director

Each of the above signatures is affixed as of August 20, 2012.

Exhibit 31.1

CERTIFICATION

I, Stephen M. Lacy, certify that:

1. I have reviewed this Annual Report on Form 10-K of Meredith Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present, in all material respects, the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 20, 2012

Stephen M. Lacy, Chairman of the Board,
President, Chief Executive Officer, and Director
(Principal Executive Officer)

A signed original of this written statement required by Section 302 has been provided to Meredith and will be retained by Meredith and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION

I, Joseph Ceryanec, certify that:

1. I have reviewed this Annual Report on Form 10-K of Meredith Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report fairly present, in all material respects, the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 20, 2012

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 302 has been provided to Meredith and will be retained by Meredith and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Meredith Corporation (the Company) for the fiscal year ended June 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the Report), we the undersigned certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Stephen M. Lacy
Chairman of the Board, President,
Chief Executive Officer, and Director
(Principal Executive Officer)

Dated: August 20, 2012

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: August 20, 2012

A signed original of this written statement required by Section 906 has been provided to Meredith and will be retained by Meredith and furnished to the Securities and Exchange Commission or its staff upon request.

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Reconciliation of Non-GAAP Financial Measures

The following tables provide reconciliations of non-GAAP financial measures used in the annual report to shareholders to the most directly comparable GAAP financial measures. This information is not part of the Company's Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission.

Years ended June 30,	2012	2011	2010	2009
(In thousands)				
Adjusted EBITDA [1]	$ 230,097	$ 264,836	$ 226,011	$ 204,980
Depreciation and amortization	(44,326)	(39,545)	(40,889)	(42,573)
Impairment charge [2]	-	-	-	(294,529)
Net interest expense	(12,896)	(12,938)	(18,533)	(20,121)
Income taxes	(68,503)	(80,743)	(60,955)	51,569
Earnings (loss) from continuing operations	$ 104,372	$ 131,610	$ 105,634	$ (100,674)

Years ended June 30,	2012	2011	2010	2009
Adjusted earnings per share from continuing operations	$ 2.50	$ 2.81	$ 2.27	$ 2.07
Special items [3]	(0.19)	0.06	0.05	(4.31)
Earnings (loss) per share from continuing operations	$ 2.31	$ 2.87	$ 2.32	$ (2.24)

Years ended June 30,	2012	2011	Change
(In thousands)			
Operating expenses excluding recent acquisitions	$ 1,138,735	$ 1,175,189	(3)%
Operating expenses of recent acquisitions [4]	52,181	-	
Total operating expenses	$ 1,190,916	$ 1,175,189	1 %

1 Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation, amortization, and impairment charge.

2 The impairment charge includes the charge for the impairment of FCC licenses and local media segment goodwill.

3 Fiscal 2012 special items include severance costs, Allrecipes.com acquisitions costs, vacated lease accruals, and other net miscellaneous write-downs and accruals partially offset by a reduction of contingent consideration payable. Fiscal 2011 special items include a reduction of contingent consideration payable and the reversal of previously accrued restructuring charges partially offset by severance costs and the write-down of certain identifiable intangibles. Fiscal 2010 special items include net severance costs, the write-down of subscription acquisition costs and art and manuscript inventory, and the impairment of an investment offset by a tax benefit resulting from state and local legislation, and the resolution of tax contingencies. Fiscal 2009 special items include a charge for the impairment of FCC licenses and local media goodwill and severance costs.

4 Recent acquisitions represent EveryDay with Rachael Ray, FamilyFun, and Allrecipes.com.

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Corporate Information

Meredith Corporation

Meredith (NYSE: MDP; www.meredith.com) is one of the nation's leading media and marketing companies with businesses centering on magazine publishing, television broadcasting, customer relationship marketing and digital and mobile media.

Annual Meeting

Holders of Meredith Corporation stock are invited to attend the annual meeting of shareholders at 10 a.m. Central Standard Time on November 7, 2012, at the Company's principal office, 1716 Locust Street, Des Moines, IA.

Stock exchange

Common stock of Meredith Corporation is listed on the New York Stock exchange. The exchange symbol for Meredith is MDP.
CUSIP Number: 589433101

Class B stock of Meredith Corporation (issued as a dividend on common stock in December 1986) is not listed. The transfer of Class B stock is limited to the lineal descendants of original owners, their spouses, or trusts/family partnerships for the benefit of those persons. Requests for transfer to any other person or entity will require a share-for-share conversion to common stock. Conversion prior to sale is recommended.
CUSIP Number: 589433200

The Company's Chairman and Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange Corporate Governance Listing Standards. The most recently required certification was submitted to the exchange on November 30, 2011.

Registrar and Transfer Agent

Wells Fargo Bank, N.A., PO Box 64854, St. Paul, MN 55164-0854 or 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, 800-468-9716 or 651-450-4064
email: *stocktransfer@wellsfargo.com*

Dividend Reinvestment

Meredith Corporation offers a dividend reinvestment plan that automatically reinvests shareholder dividends for the purchase of additional shares of stock. To obtain more information or to join the plan, contact Wells Fargo at 800-468-9716 or write to the preceding addresses.

Form 10-K

A copy of the Meredith Corporation Fiscal 2012 Annual Report on Form 10-K to the Securities and Exchange Commission (SEC) is included in this report and available at www.meredith.com. Additional copies are available without charge to shareholders by calling 800-284-3000. The Company has filed as an exhibit to the Annual Report on Form 10-K the certification of its chief executive officer and chief financial officer required by Section 302 of the Sarbanes-Oxley Act.

Quarterly Information

To receive copies of Meredith Corporation quarterly SEC filings, earnings releases and dividend releases, please visit www.meredith.com, or call toll-free at 800-284-3000.

Investor Contact

Meredith Corporation Investor Relations
1716 Locust Street, Des Moines, IA 50309-3023
800-284-3000 (www.meredith.com)

National Media

Local Media

Atlanta
Phoenix
Portland
Portland
Nashville
Hartford - New Haven
Kansas City
Kansas City
Greenville - Asheville
Las Vegas
Flint - Saginaw
Springfield - Holyoke

Our Mission

We are Meredith Corporation, a publicly held media and marketing company founded upon service to our customers and committed to building value for our shareholders.

Our cornerstone is knowledge of the home and family market. From that, we have built businesses that serve well-defined readers and viewers, deliver the messages of advertisers and extend our brand franchises and expertise to related markets.

Our products and services distinguish themselves on the basis of quality, customer service and value that can be trusted.



Our Commitment to the Environment

At Meredith, we've taken a proactive approach to environmental sustainability because it benefits our shareholders, our clients and our employees. We've saved millions of pounds of paper by reducing the weight of our magazines and transitioning more of our customers to online billing. We've also reduced the number of copies printed and distributed by smarter matching of magazine shipments to retail demand.

All told, we've cut greenhouse gas emissions by 20 percent over the last three years, exceeding our goals. We will continue to improve our environmental sustainability. To see our progress, please view our sustainability report at www.meredith.com.

FSC®
www.fsc.org
MIX
Paper from responsible sources
FSC® C015410

meredith

Meredith Corporation • 1716 Locust Street
Des Moines, IA 50309-3023
800-284-3000 • www.meredith.com

meredith

Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

COMPANY #

MEREDITH CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

Wednesday, November 7, 2012

10:00 a.m.

Directions to attend the Annual Meeting where you may vote in person can be found on our Web site, www.meredith.com/meredith_corporate/findus.html

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on November 7, 2012

Notice is hereby given that the Annual Meeting of Shareholders of Meredith Corporation will be held at 1716 Locust Street, Des Moines, Iowa on November 7, 2012 at 10:00 a.m. Central Standard Time.

This is not a ballot. You cannot use this Notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The Proxy Statement and Annual Report are available at www.ideliver communications.com/proxy/mdp.

If you want to receive a paper copy or an e-mail with links to the electronic materials you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side of this Notice on or before October 24, 2012 to facilitate timely delivery.

Matters intended to be acted upon at the meeting are listed below.

The Board of Directors recommends that you vote FOR each of the nominees for director and FOR Proposals 2, 3 and 4:

1. Election of three Class II directors for terms expiring in 2015 and one Class I director for a term expiring in 2014
2. Advisory vote on the executive compensation program for the Company's named executive officers as described in the Proxy Statement
3. Approve an amendment to the Meredith Corporation Employee Stock Purchase Plan of 2002 to authorize an additional 500,000 shares for issuance and sale to employees under the Plan
4. Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending June 30, 2013

THIS IS NOT A FORM FOR VOTING

You may immediately vote your proxy on the Internet at:

www.eproxy.com/mdp

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CT) on November 6, 2012.
- Please have this Notice and the last four digits of your Social Security Number or Tax Identification Number available. Follow the instructions to vote your proxy.

Your Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

To request paper copies of the proxy materials, which include the proxy card, Proxy Statement and Annual Report, please contact us via:

Internet – Access the Internet and go to www.ideliveercommunications.com/proxy/mdp. Follow the instructions to log in and order copies.

Telephone – Call us free of charge at 877-847-4696 in the U.S. or Canada to order copies. Please have available the 3-digit company # and the 11-digit control # located in the box in the upper right-hand corner on the front of this Notice.

E-mail – Send us an e-mail at ideliver@afpi.com with "MDP Materials Request" in the subject line. The e-mail must include:

- Your full name and the 3-digit company # and the 11-digit control # located in the box in the upper right-hand corner on the front of this Notice.
- Your preference to receive printed materials via mail ***-or-*** to receive an e-mail with links to the electronic materials.
- If you choose e-mail delivery you must include your e-mail address.
- If you would like this election to apply to delivery of material for all future meetings, write the word "Permanent."

meredith

Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

Address Change? Mark box, sign, and indicate changes below: ☐

COMPANY #

TO VOTE BY INTERNET OR TELEPHONE, SEE REVERSE SIDE OF THIS PROXY CARD.

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

The Board of Directors recommends a vote FOR each nominee for director and FOR Proposals 2, 3 and 4.

1. To elect directors, as provided in the Bylaws of the Company:

Nominees for Terms Ending in 2015
01 James R. Craigie
02 Frederick B. Henry
03 Joel W. Johnson

Nominee for Term Ending in 2014
04 Donald C. Berg

☐ Vote FOR all nominees (except as marked)

☐ Vote WITHHELD from all nominees

Please fold here – Do not separate

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. To approve, on an advisory basis, the executive compensation program for the Company's named executive officers as described in the Proxy Statement ☐ For ☐ Against ☐ Abstain

3. To approve an amendment to the Meredith Corporation Employee Stock Purchase Plan of 2002 to authorize an additional 500,000 shares for issuance and sale to employees under the Plan ☐ For ☐ Against ☐ Abstain

4. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending June 30, 2013 ☐ For ☐ Against ☐ Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED AS THE BOARD RECOMMENDS.

Date ______________________

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

meredith

MEREDITH CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

Wednesday, November 7, 2012
10:00 Central Standard Time

1716 Locust Street
Des Moines, IA 50309

Meredith Corporation
1716 Locust Street
Des Moines, IA — **Common Stock** — **proxy**

This proxy is solicited by the Board of Directors for use at the Annual Meeting on November 7, 2012.

The shares of stock you hold in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted FOR each of the nominees for director and FOR Proposals 2, 3 and 4.

By signing the proxy, you revoke all prior proxies and appoint Stephen M. Lacy, D. Mell Meredith Frazier and Frederick B. Henry, or any of them with full power of substitution, to vote your shares on the matters shown on the reverse side and, in their discretion, any other matters which may come before the Annual Meeting or any adjournment or postponement thereof.

Voting Instructions to Trustee of the Meredith Corporation Employee Stock Purchase Plan of 2002 and/or Trustee of the Meredith Savings and Investment Plan

If you are a participant in the Meredith Corporation Employee Stock Purchase Plan of 2002 and/or the Meredith Savings and Investment Plan, you have the right to give instructions to the Plan Trustee(s) as to the voting of certain shares of Meredith Corporation common stock allocated to your account. The voting of those shares will occur at the Annual Meeting of Shareholders or at any adjournment or postponement thereof. Please indicate your voting choices on this card, sign and date it and return it promptly in the enclosed postage-paid envelope. If your instructions are not received at least five (5) days prior to the Annual Meeting, or if you do not respond, shares held in your account for which a proxy is not received may be voted on certain matters in the discretion of the Trustee(s) and in accordance with the Employee Retirement Income Security Act of 1974 (ERISA).

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET/MOBILE	PHONE	MAIL
www.eproxy.com/mdp	1-800-560-1965	
Use the Internet to vote your proxy until 12:00 p.m. (CT) on November 6, 2012.	Use a touch-tone telephone to vote your proxy until 12:00 p.m. (CT) on November 6, 2012.	Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.

meredith

Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

Address Change? Mark box, sign, and indicate changes below: ☐

COMPANY #

TO VOTE BY INTERNET OR TELEPHONE, SEE REVERSE SIDE OF THIS PROXY CARD.

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

The Board of Directors recommends a vote FOR each nominee for director and FOR Proposals 2, 3 and 4.

1. To elect directors, as provided in the Bylaws of the Company:

Nominees for Terms Ending in 2015
01 James R. Craigie
02 Frederick B. Henry
03 Joel W. Johnson

Nominee for Term Ending in 2014
04 Donald C. Berg

☐ Vote FOR all nominees (except as marked)   ☐ Vote WITHHELD from all nominees

Please fold here – Do not separate

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. To approve, on an advisory basis, the executive compensation program for the Company's named executive officers as described in the Proxy Statement   ☐ For ☐ Against ☐ Abstain

3. To approve an amendment to the Meredith Corporation Employee Stock Purchase Plan of 2002 to authorize an additional 500,000 shares for issuance and sale to employees under the Plan   ☐ For ☐ Against ☐ Abstain

4. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending June 30, 2013   ☐ For ☐ Against ☐ Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED AS THE BOARD RECOMMENDS.

Date ______________________

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

meredith

MEREDITH CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

Wednesday, November 7, 2012
10:00 Central Standard Time

1716 Locust Street
Des Moines, IA 50309

Meredith Corporation
1716 Locust Street
Des Moines, IA

Class B Common Stock **proxy**

This proxy is solicited by the Board of Directors for use at the Annual Meeting on November 7, 2012.

The shares of stock you hold in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted FOR each of the nominees for director and FOR Proposals 2, 3 and 4.

By signing the proxy, you revoke all prior proxies and appoint Stephen M. Lacy, D. Mell Meredith Frazier and Frederick B. Henry, or any of them with full power of substitution, to vote your shares on the matters shown on the reverse side and, in their discretion, any other matters which may come before the Annual Meeting or any adjournment or postponement thereof.

Voting Instructions to Trustee of the Meredith Savings and Investment Plan

If you are a participant in the Meredith Savings and Investment Plan, you have the right to give instructions to the Plan Trustee as to the voting of certain shares of Meredith Corporation class B common stock allocated to your account. The voting of those shares will occur at the Annual Meeting of Shareholders or at any adjournment or postponement thereof. Please indicate your voting choices on this card, sign and date it and return it promptly in the enclosed postage-paid envelope. If your instructions are not received at least five (5) days prior to the Annual Meeting, or if you do not respond, shares held in your account for which a proxy is not received may be voted on certain matters in the discretion of the Trustee(s) and in accordance with the Employee Retirement Income Security Act of 1974 (ERISA).

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET/MOBILE
www.eproxy.com/mdp
Use the Internet to vote your proxy until 12:00 p.m. (CT) on November 6, 2012.

PHONE
1-800-560-1965
Use a touch-tone telephone to vote your proxy until 12:00 p.m. (CT) on November 6, 2012.

MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.

meredith

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

November 7, 2012

NOTICE IS HEREBY GIVEN that the Annual Meeting of holders of common stock and class B common stock of Meredith Corporation (hereinafter called the "Company") will be held at the Company's principal executive offices, 1716 Locust Street, Des Moines, Iowa 50309-3023 on Wednesday, November 7, 2012 at 10:00 a.m., local time, for the following purposes:

1. To elect three Class II directors for terms expiring in 2015 and one Class I director for a term expiring in 2014;

2. To approve, on an advisory basis, the executive compensation program for the Company's named executive officers as described in this Proxy Statement;

3. To vote on a proposed amendment to the Meredith Corporation Employee Stock Purchase Plan of 2002 to authorize an additional 500,000 shares for issuance and sale to employees under the Plan;

4. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending June 30, 2013, and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

By resolution of the Board of Directors, only holders of record of the Company's common stock and class B common stock at the close of business on September 6, 2012 are entitled to notice of and to vote at the meeting or at any adjournment or postponement thereof.

By Order of the Board of Directors,

John S. Zieser

JOHN S. ZIESER
Chief Development Officer
General Counsel

Des Moines, Iowa
September 24, 2012

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 7, 2012: This Proxy Statement and the 2012 Annual Report are available at http://www.idelivercommunications.com/proxy/mdp. These documents are also posted on our Web site at www.meredith.com. Directions to the Annual Meeting are available on our Web site at www.meredith.com/meredith_corporate/findus.html.

PROXY STATEMENT
2012 ANNUAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS

meredith

PROXY STATEMENT
Annual Meeting of Shareholders
November 7, 2012

ABOUT THE 2012 ANNUAL MEETING

This Proxy Statement, along with the Company's Annual Report to Shareholders, is being sent to shareholders on or about September 24, 2012 in connection with the solicitation of proxies by the Board of Directors of Meredith Corporation ("Meredith" or the "Company"). The proxies are to be used in voting at the Annual Meeting of holders of common stock and class B common stock of the Company to be held at the Company's principal executive offices, 1716 Locust Street, Des Moines, Iowa 50309-3023 on Wednesday, November 7, 2012 at 10:00 a.m., local time, and at any adjournment or postponement thereof. The cost of soliciting proxies will be borne by the Company. In addition, officers and employees of the Company may solicit the return of proxies from certain shareholders by telephone or meeting. Such officers and employees will receive no additional compensation for such solicitation activities.

VOTING PROCEDURES

Who Is Entitled to Vote?

Only shareholders of record at the close of business on September 6, 2012 (the "record date") will be entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. On the record date, there were issued and outstanding 35,759,324 shares of common stock, each entitled to one vote at the Annual Meeting. On the record date, there were issued and outstanding 8,707,127 shares of class B common stock, each entitled to ten votes at the Annual Meeting, for a total of 122,830,594 votes.

How Can I Vote?

You can vote either in person at the Annual Meeting or by proxy without attending the meeting. We are again taking advantage of the Securities and Exchange Commission ("SEC") rules that allow companies to furnish proxy materials to their shareholders over the Internet. On September 24, 2012 we mailed to shareholders of record on the record date a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this Proxy Statement and our 2012 Annual Report to Shareholders online. If you received a Notice by mail you will not automatically receive a printed copy of our proxy materials in the mail. You may request a paper copy of our proxy materials by mail or an electronic copy by e-mail. The Notice also contains instructions for voting online.

If you are a holder of record and have requested and received a paper copy of our proxy materials, you may also vote by following the instructions on the proxy card that is included with the proxy materials. As set forth on the proxy card, there are three convenient methods for holders of record to direct their vote by proxy without attending the Annual Meeting:

1. Vote by Mail: You may vote by marking the proxy card, dating and signing it, and returning it in the postage-paid envelope provided. Please mail your proxy card promptly to ensure that it is received prior to the closing of the polls at the Annual Meeting.

2. Vote by Internet: You may also vote via the Internet. The Web site address for Internet voting is provided on your proxy card. You will need to use the control number appearing on your proxy card to vote via the Internet. You can use the Internet to transmit your voting instructions up until noon of the day prior to the Annual Meeting. Internet voting is available 24 hours a day. If you vote via the Internet you do NOT need to vote by telephone or return a proxy card. If you vote via the Internet, you may incur costs such as usage charges from Internet access providers and telephone companies. You will be responsible for those costs.

3. Vote by Telephone: You may also vote by telephone by calling the toll-free number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by telephone. You may transmit your voting instructions from any touch-tone telephone up until noon of the day prior to the Annual Meeting. Telephone voting is available 24 hours a day. If you vote by telephone you do NOT need to vote over the Internet or return a proxy card.

If your shares are held in the name of your bank, broker or other nominee, you must obtain a proxy executed in your favor from the holder of record (that is, your bank, broker or nominee) to be able to vote at the Annual Meeting.

If your shares are held in the name of your bank, broker or other nominee, please contact your bank, broker or nominee to determine whether you will be able to vote by Internet or telephone.

Please refer to the Notice or the proxy card for more information about the voting methods available to you.

How Can I Change My Vote?

Registered shareholders can revoke their proxy at any time before it is voted at the Annual Meeting by:

1. Delivering timely written notice of revocation to the Secretary of the Company, Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309-3023;

2. Submitting another timely, later-dated proxy using the same voting method you used to vote your shares;

3. Attending the Annual Meeting and voting in person.

If your shares are held in the name of a bank, broker or other nominee, please contact your bank, broker or nominee to determine how you may change your vote prior to the Annual Meeting.

How Many Votes Must Be Present to Conduct Business at the Annual Meeting?

In order for business to be conducted, a quorum must be represented either in person or by proxy at the Annual Meeting. The presence in person or by proxy of a majority of the voting power of the outstanding shares eligible to vote at the Annual Meeting constitutes a quorum. Shares represented by a proxy marked WITHHOLD or ABSTAIN will be considered present at the Annual Meeting for purposes of determining a quorum.

How Many Votes Am I Entitled to Cast?

You are entitled to cast one vote for each share of common stock you own on the record date. You are entitled to cast ten votes for each share of class B common stock you own on the record date. Shareholders do not have the right to vote cumulatively in electing directors.

How Many Votes Are Required to Elect Directors?

Directors are elected by a plurality of the votes cast by holders of shares entitled to vote in the election at a meeting at which a quorum is present. This means that the nominees receiving the highest number of votes cast for the number of positions to be filled are elected. Only votes cast FOR a nominee will be counted. An instruction to WITHHOLD authority to vote for one or more of the nominees will result in those nominees receiving fewer votes, but will not count as a vote AGAINST the nominees. Abstentions and broker non-votes will have no effect on the director election since only votes FOR a nominee will be counted.

How Many Votes Are Required to Approve, on an Advisory Basis, the Executive Compensation Program for the Company's Named Executive Officers?

The affirmative vote of a majority of the voting power present in person or by proxy and entitled to vote at the Annual Meeting will be required to approve the executive compensation program. For this proposal, an abstention will have the same effect as a vote AGAINST the proposal. Broker non-votes will have no effect on the proposal.

How Many Votes Are Required to Amend the Meredith Corporation Employee Stock Purchase Plan of 2002 (the "ESPP")?

The affirmative vote of a majority of the voting power present in person or by proxy and entitled to vote at the Annual Meeting will be required to approve the amendment to our ESPP. For this proposal, an abstention will have the same effect as a vote AGAINST the proposal. Broker non-votes will have no effect on the proposal.

How Many Votes Are Required to Ratify the Appointment of KPMG LLP ("KPMG") as Meredith's Independent Registered Public Accounting Firm?

The affirmative vote of a majority of the voting power present in person or by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of KPMG. Abstentions will have the same effect as a vote AGAINST the proposal. Broker non-votes will have no effect on the proposal.

How Many Votes Are Required to Approve Other Matters?

Unless otherwise required by law or the Company's Bylaws, the affirmative vote of a majority of the voting power represented at the Annual Meeting and entitled to vote will be required for other matters that may properly come before the meeting.

For matters requiring majority approval, abstentions will have the same effect as a vote AGAINST the proposal. Broker non-votes will have no effect on such a proposal.

Will My Shares Be Voted if I Do Not Provide Instructions to My Broker?

If you are the beneficial owner of shares held in street name by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to discretionary items but will not be permitted to vote the shares with respect to non-discretionary items (those shares are treated as broker non-votes). The ratification of the appointment of KPMG (Proposal Four) is a discretionary item. The election of directors (Proposal One), the advisory vote on executive compensation (Say on Pay) (Proposal Two) and the proposal to amend the ESPP (Proposal Three) are non-discretionary items. A broker or other nominee will not be permitted to vote shares without instructions from the beneficial owners on Proposals One, Two or Three.

Who Represents My Proxy at the Annual Meeting?

If you do not vote in person at the Annual Meeting but have voted your shares over the Internet, by telephone or by signing and returning a proxy card, you have authorized certain members of Meredith's Board of Directors, as designated by the Board, to represent you and to vote your shares as instructed.

What if I Return a Proxy Card but Do Not Provide Specific Voting Instructions for Some or All of the Items?

All shares that have been properly voted – whether by Internet, telephone or mail – will be voted at the Annual Meeting in accordance with your instructions unless such vote has been revoked. If you sign a proxy card but do not give voting instructions, the votes represented by the proxy will be voted as recommended by the Board of Directors and in the discretion of the persons named as proxies upon such matters not presently known or determined that may properly come before the meeting. The Board of Directors recommends a vote FOR the election of the director nominees, FOR the approval of the advisory resolution on executive compensation (Say on Pay), FOR the approval of the amendment to the Company's ESPP and FOR the ratification of the appointment of KPMG as the Company's independent registered public accounting firm for fiscal 2013.

What if Other Matters Are Voted on at the Annual Meeting?

If any other matters are properly presented at the Annual Meeting for consideration and if you have voted your shares by Internet, telephone or mail, the persons named as proxies will have the discretion to vote on those matters for you. At the date of filing this Proxy Statement with the SEC, the Board of Directors did not know of any other matter to be raised at the Annual Meeting.

How Do I Vote if I Participate in the Company's ESPP and/or Meredith Savings and Investment Plan (the "401(k) Plan")?

If you are a participant in the Company's ESPP and/or the 401(k) Plan, you have the right to give instructions to the respective plan administrator as to the voting of the shares of stock allocated to your account. The voting of those shares will occur at the Annual Meeting of Shareholders or at any adjournment or postponement thereof. In this regard, please indicate your voting choices by voting online using the instructions on the Notice that has been sent to you or by voting using the methods as described on the proxy card if you have requested hard copies of the proxy materials. If you hold shares in the 401(k) Plan and do not vote your shares, those shares will be voted by the plan administrator in the same percentage as the shares held in the 401(k) Plan for which directions are received. If you hold shares in the ESPP and do not vote your shares, those shares will be voted by the plan administrator on discretionary matters but will not be voted on non-discretionary matters.

PROPOSAL ONE – ELECTION OF DIRECTORS

Our Restated Articles of Incorporation provide that the Board of Directors shall consist of no fewer than three or more than fifteen persons, as may be provided by the Bylaws, to be divided into three classes, each class to consist, as nearly as may be possible, of one-third of the total number of directors. The Bylaws provide that the number of directors shall be fixed from time to time by resolution of the Board of Directors. The last resolution passed on January 30, 2011 provided for nine directors.

Listed below are the three persons who have been nominated as Class II directors to serve three-year terms to expire in 2015. All of the Class II nominees are currently serving as directors of the Company and were previously elected by the shareholders. In addition, the Board has nominated Donald C. Berg as a Class I director to serve a two-year term expiring in 2014. Mr. Berg does not currently serve on our Board of Directors. Should any of the nominees become unable to serve prior to the upcoming Annual Meeting, an event that is not anticipated by the Company, the proxies, except those from shareholders who have given instructions to WITHHOLD voting for the following nominees, will be voted FOR such other person or persons as the Nominating/Governance Committee may nominate. Certain information concerning each of the nominees standing for election and each of the continuing directors is set forth below.

Nominees for Election as Class II Directors – Terms to Expire in 2015

James R. Craigie

Chairman and Chief Executive Officer ("CEO"), Church & Dwight Co., Inc.

Mr. Craigie, 58, has been a member of the Board of Directors since 2006 and is a member of both the Audit and Finance Committees. He is the Chairman and CEO of Church & Dwight Co., Inc. (a developer and marketer of consumer and specialty products), a position he has held since 2007. He served as CEO of Church & Dwight from 2004 to 2007. He currently serves on the board of Grocery Manufacturers Association, an industry council consisting of chief executive officers from leading consumer packaged goods companies. Mr. Craigie's experience as Chairman and CEO at Church & Dwight and his leadership in connection with several acquisitions and dispositions during his tenure enables him to analyze business combination and disposition opportunities and to provide valuable insights regarding finance, marketing and strategic planning to the Board.

Frederick B. Henry

President, The Bohen Foundation

Mr. Henry, 66, has served on the Company's Board of Directors since 1969. He is currently the Chairman of the Compensation Committee and a member of the Nominating/Governance Committee. Mr. Henry has been President of The Bohen Foundation, a private charitable foundation that supports the arts, since 1985. During his tenure as a director Mr. Henry has served on every standing committee of the Board and he brings an invaluable understanding of each committee's work to the Board as a whole.

Joel W. Johnson

Former Chairman and CEO, Hormel Foods Corporation

Mr. Johnson, 69, has been a member of Meredith's Board of Directors since 1994. He serves as Chairman of the Finance Committee and is a member of the Nominating/Governance Committee. Mr. Johnson retired as Chairman of the Board of Hormel Foods Corporation ("Hormel") in December 2006. He currently serves on the boards of Ecolab, Inc. and U.S. Bancorp. Mr. Johnson's tenure as Chairman and CEO of Hormel, a public company with global operations, provided him with directly relevant operating experience. In addition, his service on the boards of Hormel, Ecolab, Inc. and U.S. Bancorp has provided him with significant public company board experience.

Nominee for Election as a Class I Director – Term to Expire in 2014

Donald C. Berg

Executive Vice President, Chief Financial Officer, Brown-Forman Corporation

Mr. Berg, 57, started with Brown-Forman Corporation, one of the largest American-owned companies in the wine and spirits business, in 1988. He was appointed to his present position in 2008 and was previously Senior Vice President and Director of Corporate Development and Strategy. He also has a wide variety of experience with respected national and international firms. The Board believes that he will be a valuable asset bringing additional financial expertise, strategic development and international business experience to the Board.

The Board recommends a vote FOR each of the nominees for director, as listed above. Unless you specify otherwise, the accompanying proxy will be voted FOR the nominees named above.

Directors Continuing in Office as Class I Directors – Terms to Expire in 2014

Philip A. Marineau Partner, LNK Partners

Mr. Marineau, 65, has been a member of the Board of Directors since 1998 and currently serves as Chairman of the Audit Committee and as a member of the Compensation Committee. In October 2008 he became a partner at LNK Partners, a private equity firm based in White Plains, New York. He retired from Levi Strauss & Co. in November 2006, where he served as President and CEO from September 1999. His prior service includes terms as an executive officer at PepsiCo, Dean Foods Company and Quaker Oats Co. Mr. Marineau has an extensive record of achievement in consumer products marketing and management. He is currently Chairman of the Board of Shutterfly, Inc., a position he has held since February 2007. Mr. Marineau's consumer products and marketing experience provides important insight and guidance to our management team and the Board of Directors and is instrumental to the development of our overall business strategy.

Elizabeth E. Tallett Principal, Hunter Partners, LLC

Ms. Tallett, 63, was first elected to the Board of Directors in 2008 and serves on the Audit and Compensation Committees. Since 2002 she has been Principal at Hunter Partners, LLC, a firm which provides management services to life science businesses, including early to mid-stage pharmaceutical, biotech and medical device companies. In addition to serving on the Meredith Corporation Board of Directors, Ms. Tallett serves on the boards of Coventry Health Care, Inc.; IntegraMed America, Inc.; The Principal Financial Group, Inc. and Qiagen, N.V. During the past five years, she was also a director at the following public companies: Varian, Inc.; Varian Semiconductor Equipment Associates, Inc. and Immunicon, Inc. In addition to her leadership and financial management in pharmaceutical and biotechnology firms, she has executive-level experience in multinational companies, international operations, economics, strategic planning, marketing, product development and acquisitions and mergers.

Directors Continuing in Office as Class III Directors – Terms to Expire in 2013

Mary Sue Coleman President, University of Michigan

Dr. Coleman, 68, has been a member of Meredith's Board of Directors since 1997 and is a member of the Audit and Finance Committees. Dr. Coleman assumed responsibility as the President of the University of Michigan with its 53,000 students in August 2002. She holds academic appointments as Professor of Chemistry in the College of Literature, Sciences and the Arts and Professor of Chemistry in the College of Medicine. Dr. Coleman is a member of the Board of Directors of Johnson & Johnson. Dr. Coleman's service as President of one of the nation's largest and most prestigious public universities allows her to bring to the Board a unique point of view regarding organizational management.

D. Mell Meredith Frazier Vice Chairman, Meredith Corporation

Ms. Frazier, 56, has been a member of the Board of Directors since 2000 and was elected Vice Chairman in 2010. She is Chairman of the Nominating/Governance Committee and a member of the Compensation Committee. She is also the Chairman of the Board of the Meredith Corporation Foundation. Ms. Frazier began her career at Meredith Corporation in 1976 and held various positions throughout the Company, including editorial, financial, marketing and production positions in publishing; acquisition and financial analysis in broadcasting and various corporate staff positions through 2003. As a fourth-generation member of the Meredith family, she holds a deep appreciation of the values and societal roles of the Company throughout its history. In addition, her previous service as an employee in various positions throughout the Company allows her to share a singular perspective with the Board.

Stephen M. Lacy

Chairman and CEO, Meredith Corporation

Mr. Lacy, 58, is Chairman of the Board and CEO of Meredith Corporation and was elected to his current position on February 1, 2010. Mr. Lacy joined Meredith in 1998 as Vice President and Chief Financial Officer. He was promoted to President of the National Media Group in 2000, elected to the Board and named President and Chief Operating Officer in 2004 and elected President and CEO in 2006. Mr. Lacy joined the Board of Directors at Hormel Foods Corporation in September 2011. His intimate knowledge of our Company, gained through 14 years of service in critical executive positions within the Company and including eight years as President, enables him to provide important insights regarding our operations, including finance, marketing, strategic planning and management.

Involvement in Certain Proceedings

Mr. James R. Craigie was President and CEO and a member of the Board of Directors of Spalding Sports Worldwide Inc. and its successor, Top-Flite Golf Company from December 1998 through September 2003. Mr. Craigie was recruited by Kohlberg Kravis Roberts & Co. to assist in the turnaround of this financially troubled athletic equipment manufacturer and marketer. In April 2003, Spalding Sports Worldwide Inc. sold its Etonic shoe and glove business to a private investment entity and its non-golf sporting goods assets to Russell Corp. and changed its name to Top-Flite Golf Company ("Top-Flite"). In June 2003, Top-Flite filed for bankruptcy in the U.S. Bankruptcy Court for the District of Delaware, and the court administered an auction process which resulted in the sale of Top-Flite's assets to Callaway Golf Company in September 2003.

Mr. Joseph H. Ceryanec, our Chief Financial Officer, was named Acting Chief Financial Officer of McLeodUSA in September 2005 when both the CEO and the Chief Financial Officer left the company. In October 2005, McLeodUSA filed a prepackaged petition for bankruptcy. McLeodUSA emerged from bankruptcy in January 2006. Mr. Ceryanec was named Chief Financial Officer at McLeodUSA in February 2006 and served in that position through early 2008.

CORPORATE GOVERNANCE

Our Company was founded upon service to our customers and we are committed to building value for our shareholders. Our products and services continue to distinguish themselves on the basis of quality, customer service and value that can be trusted. Consistent with these principles, Meredith strives to uphold the highest standards of ethical conduct, to be a leader in corporate governance, to report results with accuracy and transparency and to maintain full compliance with the laws, rules and regulations that govern Meredith's businesses.

Board Leadership Structure

The Company's businesses are overseen by the Board of Directors which currently has eight members. There is one member of management on the Board and the remaining seven directors are independent directors. The Board has four standing committees, namely Audit, Compensation, Nominating/Governance and Finance, all of which are comprised entirely of independent directors. Each committee has its own charter and the chair of each committee reports to the Board at each regular meeting.

The Board of Directors has no specific policy with respect to the separation of the offices of Chairman and CEO. The Board believes this issue is part of the succession planning process and that it is in the best interests of the Company for the Board to make this determination on a periodic basis. Our current Board leadership structure combines these roles, with Mr. Lacy acting as Chairman and CEO. In addition, the Board elected Ms. Frazier, an independent director under the New York Stock Exchange ("NYSE") rules, to serve as Vice Chairman and as Chairman of the Nominating/Governance Committee. Ms. Frazier presides at the executive sessions of non-management directors and executive sessions of independent directors. Each year the Nominating/Governance Committee recommends its nominees for Chairman of the Board and members and chairs for each standing committee.

Mr. Lacy has primary responsibility for managing the Company's businesses, designing, developing and establishing strategic plans, and providing leadership to the management team, all subject to the Board's direction and review. As Chairman of the Board, Mr. Lacy is the key link between the Board and other members of management, as well as between the Board and the Company's shareholders. Because of his day-to-day knowledge of the Company's operations and challenges in his role as CEO, he is well-suited to provide leadership to the Board and guide its deliberations and activities.

As Vice Chairman, Ms. Frazier works closely with the Chairman to ensure that the Board's procedures, processes and communications reflect sound corporate governance. She chairs executive sessions of the independent, non-management directors and counsels collectively and individually with the members of the Board to utilize their individual capabilities to the Board's best advantage. She collaborates with the Chairman to organize and establish the Board agenda, works to ensure there is sufficient time for discussion of agenda items, and oversees the circulation of timely and relevant information to directors. The Board of Directors believes at this time this leadership structure enhances Board effectiveness in performing its oversight role and furthers the policies and procedures of the Board.

Board's Role in Risk Oversight

Risk is an integral part of the Board and committee deliberations throughout the year. The Board is responsible for and oversees the Company's risk management process through regular discussion of the Company's risks with management both during and outside of regularly scheduled Board meetings. The Board considers, as appropriate, risks, among other factors, in reviewing the Company's strategy, business plan, budgets and major transactions. Each of the Board's committees assists the Board in overseeing the management of the Company's risks within the areas delegated to the committee. The Company uses an enterprise risk management framework to ensure that key risk areas are identified and that oversight responsibility is assigned to the appropriate Board committee and management. Each committee has a charter that lists such committee's designated areas of responsibility for specific risk areas that might impact the Company. Board committees make regular reports addressing risk oversight to the Board at its meetings. The full Board also receives periodic information about the Company's risk areas and initiatives for addressing those risks. In addition, future risks are anticipated and discussed as part of the strategic planning process.

At least quarterly, the Audit Committee discusses with management, corporate counsel, the Company's director of internal audit and the Company's independent external auditor: current business trends affecting the Company that may impact risk; litigation and ethics compliance matters; the risk exposures facing the Company; the steps management has taken to monitor and control such risk factors (including a subcertification program in which senior and middle managers attest to review and approval of financial disclosures with respect to which they have some responsibility) and the adequacy of internal controls that could materially affect the Company's financial statements. As part of this process, the Company's director of internal audit interviews key executives regarding business strategies and areas of risk faced by the Company and its business segments. The Chair of the Audit Committee reports to the Board at each meeting concerning its risk oversight activities.

The Compensation Committee oversees risks related to the Company's compensation programs and policies and reviews management's periodic reports on such risks. In 2010, the Compensation Committee engaged Towers Watson & Co. ("Towers Watson") to work with the Company's director of internal audit as well as the Company's human resources and legal departments to develop a framework to assess the specific risks associated with the Company's compensation programs. The framework was designed to evaluate the key elements of the Company's compensation programs to determine whether such programs could reasonably be expected to have or create a material adverse effect on the Company. As part of this framework, the Company's pay philosophy, incentive plan designs, performance metrics and pay plan governance process were considered. Based on the results of the annual assessment, management and the Compensation Committee, with the assistance of Towers Watson and the Company's internal audit and legal advisors, have concluded that any risks associated with the Company's compensation programs are not reasonably likely to have a material adverse effect on the Company.

Corporate Governance Guidelines

The Board of Directors has adopted the Company's Corporate Governance Guidelines ("Guidelines"), charters for each of the Board committees, Code of Business Conduct and Ethics and Code of Ethics for CEO and Senior Financial Officers. These documents are posted on the Corporate Governance section of the Meredith Web site, www.meredith.com, and are available upon written request to the Secretary of the Company, 1716 Locust Street, Des Moines, Iowa 50309-3023.

Director Independence

Because certain members of the Meredith family, acting as a group, control more than 50% of the voting power of Meredith Corporation, the Company is a "Controlled Company" and need not comply with the requirements for a majority of independent directors or for independent compensation and nominating/corporate governance committees. Our Board of Directors has, nevertheless, determined to comply in all respects with the NYSE rules relating to non-controlled companies. The Board currently does not have any categorical standards to assist it in determining the independence of its members other than those expressly set forth in the NYSE rules.

For purposes of the NYSE listing standards, the Board of Directors has determined that each of the following directors and/or nominees has no material relationship with the Company (directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and, accordingly, is independent:

Donald C. Berg	Mary Sue Coleman	James R. Craigie
D. Mell Meredith Frazier	Frederick B. Henry	Joel W. Johnson
Philip A. Marineau	Elizabeth E. Tallett	

Nominations for Director

Director nominees are selected by the Nominating/Governance Committee in accordance with the policies and principles of its charter and the Guidelines. The committee considers independence, diversity, age, skills and experience in the context of the needs of the Board. The committee will consider shareholder recommendations for directors that comply with the requirements set forth in the section entitled "SUBMITTING SHAREHOLDER PROPOSALS" which appears later in this Proxy Statement. For additional information, please see "Committees of the Board" which appears later in this Proxy Statement.

Executive Sessions of Non-Management Directors

Non-management directors meet in executive session at least quarterly. The Chair of the Nominating/Governance Committee presides at these executive sessions.

Communications with the Board

Interested parties and shareholders who wish to communicate with the Board and/or the non-management directors should address their communication to: Board of Directors, Meredith Corporation, c/o Office of the General Counsel, 1716 Locust Street, Des Moines, Iowa 50309-3023. Mail addressed in this manner will be forwarded to the Chairman of the Board. Shareholders may also deliver such communication by telephone at 1-866-457-7445 or at https://www.integrity-helpline.com/meredith.jsp.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

The Board has a majority of directors who meet the criteria for independence established by the NYSE. The responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders. Directors are expected to attend Board meetings and meetings of the committees on which they serve and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

The Board had four regularly scheduled meetings during fiscal 2012, as did the Audit, Compensation, Finance and Nominating/Governance Committees. In addition, the Audit Committee had four special meetings, the Board had two special meetings and the Nominating/Governance Committee had one special meeting. All current directors attended more than 75% of the meetings of the full Board and the respective committees on which they served during fiscal 2012. The Company policy is that all directors are expected to attend the Annual Meeting of Shareholders. Eight directors attended the November 9, 2011 Annual Meeting of Shareholders.

Director Stock Ownership

All directors are expected to own stock in the Company. The Board approved an increase in the stock ownership requirements for non-employee directors in fiscal 2011. Within five years of July 1, 2010 (or five years from their initial appointment or election to the Board for subsequently appointed or elected directors), each non-employee director is expected to own 7,500 shares of common stock or a number of shares of common stock equal to three times the value of non-employee director annual compensation, whichever is less. The value of shares for ownership purposes will be determined using a 200-day average stock price.

Restricted stock and stock equivalent units ("SEUs") count toward the required ownership but stock options do not. All of our current directors have met or exceeded the ownership requirement. For additional information on stock ownership by our officers and directors, please see the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in this Proxy Statement.

Committees of the Board

The Guidelines require the Board to have a Nominating/Governance Committee, an Audit Committee and a Compensation Committee and further provide that the Board may establish additional committees as necessary or appropriate. The Board has also established a Finance Committee. Each committee has its own charter setting forth the qualifications for membership on the committee and the purposes, goals and responsibilities of the committee. Each of these committees has the power to hire independent legal, financial or other advisors as it deems necessary, without consulting or obtaining the approval of any officer of the Company in advance. The charter for each committee is available on the Company's Web site at www.meredith.com by first clicking on "Corporate," then on "Corp Governance," then on "Board Committees" and finally clicking on the committee name. The charter of each committee is also available in print to any shareholder who requests it. The table below shows the current membership for each of the standing Board committees:

Audit Committee	Compensation Committee	Finance Committee	Nominating/Governance Committee
Mary Sue Coleman	D. Mell Meredith Frazier	Mary Sue Coleman	D. Mell Meredith Frazier*
James R. Craigie	Frederick B. Henry*	James R. Craigie	Frederick B. Henry
Philip A. Marineau*	Philip A. Marineau	Joel W. Johnson*	Joel W. Johnson
Elizabeth E. Tallett	Elizabeth E. Tallett		

*Committee Chair

1. Audit Committee. The committee is composed entirely of non-employee directors, each of whom meets the "independence" requirements of the NYSE listing standards, as well as the Sarbanes-Oxley Act of 2002.

Pursuant to our Audit Committee Charter, each member of the committee, in addition to meeting the "independence" requirement, must be "financially literate" as contemplated under the NYSE rules. Furthermore, the Board of Directors has determined that Directors Craigie, Marineau and Tallett each meet the requirements to be named "audit committee financial experts" as the term has been defined by the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Tallett serves on the audit committees of four public companies. The Board has considered her commitment to serve on the other audit committees and has affirmatively determined that such simultaneous service does not impair her ability to serve effectively on the Audit Committee of the Company's Board.

The committee assists the Board of Directors in fulfilling its oversight responsibilities as they relate to the Company's accounting policies and internal controls, financial reporting practices and legal and regulatory compliance. It is directly responsible for the appointment, compensation and oversight of the Company's independent auditor, also referred to as "independent registered public accounting firm," and has sole authority to appoint or replace the independent auditor. In addition, the committee maintains, through regularly scheduled meetings, open lines of communication between the Board of Directors and the Company's financial management, internal auditors and independent registered public accounting firm.

2. Nominating/Governance Committee. Pursuant to the committee's charter, all members of this committee are non-employee directors who meet the "independence" requirements of the NYSE listing standards. The committee's purpose is to: assist the Board by identifying individuals qualified to become Board members and recommend to the Board the director nominees for the next Annual Meeting of Shareholders; recommend to the Board the Corporate Governance Guidelines applicable to the Company; lead the Board in its annual review of CEO succession planning and the Board's performance; recommend to the Board any changes in non-employee director compensation, and recommend to the Board director nominees for each committee.

   Nominees for directorship may be recommended by members of the Board, shareholders or other parties. The Nominating/Governance Committee has from time to time retained an executive recruiting firm whose function is to bring specific director candidates to the attention of the committee. Current directors are contacted at the end of their terms concerning their willingness and intent to continue as a director. All nominees are considered in accordance with the policies and principles in the Nominating/Governance Committee Charter. The committee is responsible for reviewing with the Board the requisite skills and characteristics of director nominees. It assesses nominees' qualifications for independence as well as other considerations. The committee's first priority is to seek the most qualified and experienced candidates possible. A person considered for nomination to the Board must be a person of high integrity and ethics. While the committee does not have a formal diversity policy, it seeks to ensure that the Board maintains an appropriate mix of experience, characteristics, skills and background to provide the Board and the Company with sound and effective input and guidance. In addition, while the committee has not adopted a policy with respect to nominations made by shareholders, it will consider nominations that are submitted in accordance with the Company's Bylaws. For additional information on submitting a nomination for a director, please see "SUBMITTING SHAREHOLDER PROPOSALS" later in this Proxy Statement.

3. Compensation Committee. Pursuant to the committee's charter, all members of this committee are non-employee directors who meet the "independence" requirements of the NYSE listing standards. The committee has overall responsibility for evaluation and approval of officer compensation plans, policies and programs. The committee reviews and approves corporate officers' salaries; approves, prior to adoption, any officer or management incentive, bonus, stock plans or agreements and administers such plans as required.

4. Finance Committee. The committee advises the Board with respect to corporate financial policies and procedures, dividend policy, specific corporate financing and capital plans and annual operating and capital budgets. It also provides financial advice and counsel to management, reviews and makes recommendations to the Board of Directors concerning acquisitions and dispositions, appoints depositories of corporate funds and specifies conditions of deposit and withdrawal and approves corporate investment portfolios and capital expenditure requests by management within the limits established by the Board. In addition, the committee reviews pension plan performance and approves plan documents.

Compensation Committee Interlocks and Insider Participation

All members of the Compensation Committee are independent directors. No executive officer of the Company serves on the Board of Directors or Compensation Committee of any other company for which any directors of Meredith served as an executive officer at any time during fiscal 2012.

PROPOSAL TWO – APPROVAL OF ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION ("SAY ON PAY")

The Company is seeking an advisory vote with respect to compensation awarded to its named executive officers ("NEOs") for fiscal 2012 from its shareholders. Our executive compensation program is described in detail in the Compensation Discussion and Analysis and the related compensation tables and other narrative disclosures as required by the SEC which can be found in this Proxy Statement beginning on page 12.

Since the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any NEO and will not be binding on the Compensation Committee, the Board or the Company. However, the Compensation Committee, which is responsible for approving the overall design and administering the executive compensation program, values the opinions of the shareholders and will take into account the outcome of the vote when making future executive compensation decisions. The Board of Directors recommends that you approve the following resolution that will be submitted for a shareholder vote at the Annual Meeting of Shareholders in support of the Company's executive compensation program:

> RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion which are included in the Proxy Statement for this Annual Meeting.

The Board of Directors recommends a vote FOR the approval, on an advisory basis, of this item. Unless you specify otherwise, the Board intends the accompanying proxy to be voted FOR this proposal.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding the compensation program in place for our CEO, Chief Financial Officer and the three other most highly compensated executive officers, collectively the NEOs, for fiscal 2012. It includes information regarding, among other things, the overall objectives of our compensation program and each element of compensation that we provide.

The Compensation Committee reviews and approves the compensation of our officers and acts pursuant to a charter that has been approved by the Board of Directors. The committee also administers various stock and other compensation-related plans provided for the benefit of our officers and other key managers.

Executive Summary

Our compensation program is designed to focus our NEOs on key business objectives and is tied to the financial performance of the Company. As described in more detail below, the committee made compensation decisions based on Company performance for fiscal 2012. Our compensation philosophy and objectives provide the framework within which compensation programs are considered and decisions are made.

For fiscal 2012, we executed a number of strategic objectives that we believe will position the Company for continued long-term growth in revenue, profits and free cash flow. These initiatives included the acquisition of Allrecipes.com, Every Day with Rachael Ray and Family Fun brands. We also launched tablet editions and mobile platforms for more than 20 of our national brands and extended our brand licensing arrangement with Wal-Mart.

The committee evaluated our Company's fiscal 2012 financial results and the financial and non-financial strategic objectives of each NEO in assessing overall performance results for our Company and our shareholders. As a result of financial, operational and individual performance, short-term incentive plan payouts for our NEOs, as a percentage of their target incentive, ranged from 59% to 160%. In total, NEO annual incentive payouts compared to the prior year were approximately 44% lower, which reflected our year-over-year performance. The overall payout for the NEOs under the three-year Cash Long-Term Incentive Plan ("Cash LTIP") was 112% of target. Our equity-based incentives consist of stock options and restricted shares to provide a strong link to shareholder interests with grant values to our NEOs generally consistent with prior year amounts.

Say on Pay Vote

In 2011, we provided shareholders the opportunity to cast an advisory Say on Pay vote on our compensation programs and the compensation awarded to our NEOs. We are pleased to report that 89% of the votes cast supported the Say on Pay proposal. The vote by shareholders affirms our belief that our executive compensation programs, policies and compensation levels are appropriate. The committee considers the results of the shareholder advisory vote when evaluating and establishing executive compensation programs and compensation levels of our NEOs.

In addition, shareholders at the 2011 Annual Meeting expressed a preference that advisory votes on executive compensation occur every year. Consistent with this preference, the Company will hold its advisory vote on the compensation of the Company's NEOs annually until the 2017 Annual Meeting, at which time shareholders will again be asked to vote on the frequency of shareholder advisory votes on NEO compensation.

Compensation Philosophy and Objectives

Our executive compensation philosophy has the following objectives:

1. To establish a performance-based compensation structure which links both short-term and long-term compensation to business results;

2. To provide competitive compensation opportunities in the marketplace in which we conduct our businesses in order to attract, retain and motivate top caliber executives;

3. To provide the opportunity to earn greater levels of compensation if superior operating performance and shareholder returns are achieved;

4. To design incentives that balance the need to meet or exceed annual operating plans with the need for long-term business growth and to provide superior shareholder returns, and

5. To provide clear and measurable objectives for executive performance.

We strive to link executive compensation to the performance of the Company. For example, the short-term incentive program awards incentives on the basis of performance over a one-year period and is tied directly to operating performance. Similarly, the long-term incentive program may include grants of stock options, restricted stock and performance-based restricted stock, performance-based restricted stock units ("RSUs") and Cash LTIPs which are tied to specific performance goals. At the beginning of each fiscal year, the committee identifies performance metrics, establishes minimums, targets and maximums and determines weightings for each of the corporate, business unit and individual goals.

Our compensation program for NEOs is designed so that a significant portion of their total compensation will be delivered in the form of variable annual cash incentives and long-term incentives subject to Company, business unit and individual performance. In setting each compensation element, the committee evaluates both the external market data provided by its consultant and internal pay equity considerations.

The Company attempts to create a compensation program for NEOs that delivers total compensation between the median and 75th percentile of companies in its Compensation Peer Group ("Peer Group"). The Peer Group includes Belo Corp.; CC Media Holdings, Inc.; Emmis Communications Corporation; Gannett Co., Inc.; Lee Enterprises, Incorporated; Martha Stewart Living Omnimedia, Inc.; The McGraw-Hill Companies, Inc.; Media General, Inc.; The E. W. Scripps Company; Scripps Network Interactive; Sinclair Broadcast Group, Inc. and The Washington Post Company. The committee considers several factors before including companies in the Peer Group. Those factors include companies with similar product lines, similar business strategies, comparable revenues and comparable market capitalization. Due to the dynamics of the competitive marketplace, with companies being acquired, product lines divested and growth occurring through acquisitions, the committee periodically reviews the Peer Group and makes changes to account for these events. For fiscal 2012, PRIMEDIA INC. was removed from the Peer Group after its acquisition by TPG Capital, a global private investment firm.

In addition to publicly-filed Peer Group information, the committee reviewed salary survey data prepared by Towers Watson, the committee's outside compensation consultant. In the report, Towers Watson provided data on base salary, annual non-equity incentives (bonuses), long-term incentives and total direct compensation (the sum of base salary, annual non-equity incentives and long-term incentives) for the NEOs. As part of the the published survey analysis, Towers Watson utilized the 2010/2011 Watson Wyatt Top Management Survey, 2010 Mercer Executive Benchmark Database and 2010 Towers Perrin Executive Compensation Database. These surveys included industry-specific data and data from organizations similar in revenue size to Meredith.

The Elements of Our Compensation Program

This section describes the elements of our compensation program for NEOs, together with a discussion of various matters relating to those items, including a rationale for the Company's decision to include the items in the compensation program.

1. Cash Compensation. Salary is included in our NEO compensation package because the committee believes it is appropriate that a portion of the compensation provided to NEOs be in a form that is fixed and appropriate for the basic skills and experience required for the position. Performance-based incentives are included in the package because they permit the committee to motivate our NEOs to pursue particular objectives the committee believes are consistent with the overall goals and strategic direction the Board has set for the Company. The components comprising the cash portion of total compensation are described further below.

   A. Base Salary. Base salary for NEOs is generally determined by the committee at its meeting in August. Changes in base salary on a year-over-year basis are dependent on the committee's assessment of the Company, business unit and individual performance. The committee can set NEO salaries at the level it deems appropriate, unless a minimum salary has been specified in an employment agreement. In evaluating salaries, the committee is mindful of its overall goal to keep target cash compensation for its executive officers between the median and the 75th percentile of cash compensation paid by companies in our Peer Group. Cash compensation provided in the form of salary is generally less than the amount provided under our short-term and long-term incentive programs, each of which is described below. This weighting reflects the committee's objective of ensuring that a substantial amount of each NEO's total compensation is tied to Company, business unit and individual performance goals.

   B. Short-Term Incentive Programs. The Amended and Restated Meredith Corporation 2004 Stock Incentive Plan (the "2004 Plan" or the "Plan") provides the CEO and other executive officers with an annual non-equity incentive (the "Annual Incentive") to attain established financial and overall performance targets. For fiscal 2012, the committee evaluated the structure of our Short-Term Incentive Program relative to our business strategy and added a revenue component to the mix of performance objectives to drive top-line revenue growth. The committee also changed the incentive target for Mr. Thomas H. Harty, President-National Media Group from 60% to 70% of base salary based on external market factors and internal pay equity considerations. For fiscal 2012, 80% of the Annual Incentive target for each NEO was based on specific financial targets. The remaining 20% related to predetermined measurable and qualitative organizational objectives.

In establishing the Annual Incentive target awards and goals, the committee considers several factors including:

- Financial and business-related goals which are key to our Company's success;
- Positioning the Company for continued strategic growth including the expansion of our digital platform;
- The desire to ensure, as described above, that a substantial portion of total compensation is performance-based;
- The relative importance in any given year of the short-term and long-term performance goals;
- The qualitative objectives set for NEOs;
- The advice of the independent compensation consultant regarding compensation practices at other companies in the Peer Group;
- The target amounts set and actual incentives paid in recent years, and
- The results of the annual shareholder advisory vote on executive compensation programs.

For fiscal 2012, the Annual Incentive target and awards for our NEOs are shown in the following table:

	Target Award		Actual Award	
NEO	**($)**	**% of Salary**	**($)**	**% of Target**
Stephen M. Lacy	950,000	100	778,490	82
Joseph H. Ceryanec	367,500	70	348,478	95
Thomas H. Harty	472,500	70	278,681	59
Paul A. Karpowicz	510,000	75	816,849	160
John S. Zieser	437,500	70	461,402	105

The Annual Incentive payout for the NEOs ranges from 50% of target if the minimum levels of performance are achieved, up to 250% of target for achieving or exceeding the maximum performance level. The payouts are linear between minimum and target and between target and maximum.

In fiscal 2012, the performance objectives for the NEOs generally included the following, depending upon each officer's role in the Company:

- Financial Objectives. Financial objectives include earnings per share ("EPS"), operating cash flow, revenue, EBITDA from acquisition activity, other cost-saving initiatives and certain group financial measures;
- Board or CEO Evaluation of Individual Performance. Each NEO has individual non-financial objectives as a component of the Short-Term Incentive Program. In determining the NEO's performance for these objectives, the committee considers several factors including the following:
    - The impact the NEO had on developing and executing the Company's business strategy and maximizing market share;
    - Management of the business unit's operating performance and expenses for the fiscal year;
    - Execution against the Company's strategic planning initiatives, and
    - Integration of acquisitions, subsidiaries or technologies to enhance operating results.

Management, including the NEOs, develops preliminary recommendations based upon the business plan for performance goals and specific financial targets. The committee reviews management's preliminary recommendations and establishes final goals. The committee strives to ensure that the incentive awards are consistent with the strategic goals set by the Board, that the goals are sufficiently ambitious to provide meaningful incentives and that amounts paid, assuming target levels of performance are attained, will be consistent with the overall NEO compensation philosophy established by the committee.

The Annual Incentive performance metrics in fiscal 2012 included EPS, corporate operating cash flow and revenue, group operating earnings, operating cash flow and operating revenues. The committee believes the use of these measurements provides the NEOs with an incentive that closely aligns their interests with overall Company and group performance and shareholder interests.

Each NEO's specific objectives are weighted according to the extent to which the executive is responsible for delivering results on those objectives. The weightings assigned to the objectives for each NEO for fiscal 2012 are shown in the table below.

Weightings Assigned in Fiscal 2012 to Each Performance Objective for the NEOs

Objective	Lacy	Ceryanec	Harty	Karpowicz	Zieser
EPS	**40%**	**40%**	**20%**	**20%**	**30%**
Operating Cash Flow[1]	25%	15%	5%	5%	15%
Company Revenue	**15%**	**15%**			**15%**
Group Operating Earnings			30%	30%	
Group Operating Cash Flow			**10%**	**10%**	
Group Operating Revenue			15%	15%	
Development Contribution – EBITDA					**20%**
Capital Expenditure Management		10%			
Individual Strategic Objectives	**20%**	**20%**	**20%**	**20%**	**20%**

The committee set the following goals for fiscal 2012:

	Minimum ($)	Target ($)	Maximum ($)
EPS	**2.48**	**2.70**	**2.92**
Corporate Group			
Operating Cash Flow	**157,500,000**	**175,000,000**	**192,500,000**
Company Revenue	1,355,650,000	1,427,000,000	1,498,350,000
Development Contribution – EBITDA	**4,000,000**	**5,000,000**	**6,000,000**
Capital Expenditure Management	36,750,000	35,000,000	33,250,000
National Media Group			
Operating Earnings	136,160,000	148,000,000	159,840,000
Cash Flow	**121,500,000**	**135,000,000**	**148,500,000**
Revenue	872,100,000	918,000,000	963,900,000
Local Media Group			
Operating Earnings	72,000,000	80,000,000	88,000,000
Cash Flow	**78,750,000**	**87,500,000**	**96,250,000**
Revenue	300,200,000	316,000,000	331,800,000

[1] Operating cash flow for Annual Incentive target purposes is measured on a non-GAAP basis. The primary difference is that cash flow for Annual Incentives is reduced by capital expenditures.

The committee, at its quarterly meetings, reviewed Company financial performance results, the progress of the NEOs toward meeting the quantitative goals established for the fiscal year and approved the final incentive awards for the CEO and each NEO at its August 2012 meeting. The results for fiscal 2012 were:

	Target ($)	Actual ($)	Payout Percentage
EPS	2.70	2.52	59%
Corporate			
Operating Cash Flow	175,000,000	163,884,000	68%
Company Revenue	1,427,000,000	1,324,143,000	0%
Development Contribution – EBITDA	5,000,000	19,309,000	250%
Capital Expenditure Management	35,000,000	34,014,000	185%
National Media Group			
Operating Earnings	148,000,000	125,624,000	0%
Cash Flow	135,000,000	99,550,000	0%
Revenue	918,000,000	854,581,000	0%
Local Media Group			
Operating Earnings	80,000,000	89,480,000	250%
Cash Flow	87,500,000	100,561,000	250%
Revenue	316,000,000	316,302,000	103%

Additionally, each NEO had 20% of his Annual Incentive tied to specific individual strategic performance objectives in the general categories of strategy development and execution, operating initiatives, corporate development, and people development and succession planning. Officers can earn up to 250% of target for exceptional contributions and results. The committee reviewed the performance results for the NEOs' established objectives and approved incentive payouts for each NEO which ranged from 138% to 219% of target.

2. Long-Term Incentive Compensation. The committee strives to link executive compensation to performance by basing a substantial portion of compensation on long-term incentive awards. The committee has approved awards under the 2004 Plan in the form of stock options, time-based and performance-based restricted stock and RSUs and Cash LTIPs. In fiscal 2012, NEOs received their long-term incentive awards in the form of stock options, time-based restricted stock and cash under a performance-based plan.

   The committee determines the appropriate balance between cash and equity compensation each year. In making that assessment, the committee considers factors such as the relative merits of cash and each form of equity award as a device for retaining and incentivizing NEOs and the practices, as reported by the committee's independent compensation consultant, of similar companies (including peers).

   The committee believes that its current program for NEO compensation, in the form of cash versus equity, provides significant alignment with shareholders while also permitting the committee to incentivize the NEOs to pursue specific short-term and long-term performance goals. In general, long-term incentive compensation ranges from 40% to 55% of the NEOs' total target compensation, excluding retirement and other compensation.

   The types of long-term incentive awards that have been granted under the 2004 Plan are as follows:

   A. Stock Options. Stock options vest on the third anniversary of the grant date and have a ten-year term. All options are granted with an exercise price equal to at least the closing price of our common stock on the date of grant. Option repricing is expressly prohibited by the terms of the 2004 Plan.

   B. Restricted Stock. Restrictions against the sale or other transfer on restricted stock awards generally lapse on either the third or fifth anniversary of the grant date as determined by the committee. Recipients receive dividends and may vote restricted shares. Time-based restricted stock was granted in August 2009 and required three years of continuous employment in order for the restrictions to lapse. As a result, the restrictions lapsed for active participants on August 11, 2012.

C. RSUs. RSUs were last granted in August 2007, with performance goals based on the growth of the Company's adjusted EPS for the three-fiscal-year period. RSUs convert to shares of common stock if the stated performance goals have been achieved. RSUs do not entitle the holders to vote the shares underlying the awards until the RSUs have vested and shares have been issued in respect of the RSUs. There are currently no outstanding grants of RSUs.

For more details on stock options, restricted stock and RSU awards, see "Grants of Plan-Based Awards" on page 23 of this Proxy Statement.

D. Cash LTIP. The committee established a three-year Cash LTIP to further align the compensation structure for our NEOs with the goals and strategies of the organization. Each Cash LTIP runs concurrently and requires a certain level of Company performance and continued employment in order for the award to vest.

For the Fiscal 2010 Cash LTIP, awards were earned based on a series of three one-year periods with three-year-cliff vesting. Payouts earned during the three one-year performance periods were not paid until vested on June 30, 2012 (the end of the third year). Potential payouts ranged from 50% of the target award for achieving the minimum up to 150% of the target award for achieving the maximum or higher. Performance criteria and results for the July 1, 2009 through June 30, 2012 periods were:

Period	Metric	Minimum ($)	Target ($)	Maximum ($)	Results ($)	Payout (%)
FY2010	EPS	1.55	1.80	2.05	2.23	150.0
FY2011	EPS	2.48	2.70	2.92	2.84	131.8
FY2012	EPS	2.48	2.70	2.92	2.52	59.1

Based on the results for the three one-year performance periods, the NEOs earned the following amounts:

Performance Period	Lacy	Ceryanec	Harty	Karpowicz	Zieser
FY2010	$300,000	$ 75,000	$ 50,000	$110,000	$100,000
FY2011	263,600	65,900	109,848	96,653	87,867
FY2012	118,182	29,545	49,242	43,333	39,394
Total	$681,782	$170,445	$209,090	$249,986	$227,261

For the Fiscal 2011 Cash LTIP, the committee established a three-year cumulative EPS performance objective as follows:

FY2011-2013	Minimum	Target	Maximum
Cumulative EPS	$7.45	$8.28	$9.11
Payout %	50%	100%	150%

If the minimum level of cumulative EPS performance is not achieved, the awards will be canceled.

For the Fiscal 2012 Cash LTIP, the committee established a three-year cumulative cash flow performance objective as follows:

FY2012-2014	Minimum	Target	Maximum
Cumulative Cash Flow	$475,000,000	$530,000,000	$585,000,000
Payout %	50%	100%	150%

If the minimum level of cumulative cash flow performance is not achieved, the awards will be canceled.

3. Executive Stock Ownership Program. To further align executives' interests with shareholders, NEOs are encouraged to own Meredith stock. An Executive Stock Ownership Program has been established by the committee to assist executives in achieving their ownership targets. Target levels for individual stock holdings are established by the committee for the participants in the program. The NEOs must attain the ownership requirements within a five-year period. Each participant is awarded restricted stock equal to 20% of his personal acquisitions of Meredith stock through grants, option exercises or purchases since the last day of the prior calendar year up to the established target. The incremental stock acquisitions must be maintained for a period of five years in order for the restrictions to lapse. The committee believes this program provides further incentives to the participants to focus on long-term Company performance and shareholder value.

   The following table reflects each NEO's ownership requirements and attainment toward those requirements within the five-year time frame:

Participant	Target Ownership (Shares)	Status
Lacy	120,000	Met
Ceryanec	50,000	On Target
Harty	50,000	Met
Karpowicz	50,000	Met
Zieser	50,000	Met

   On January 28, 2012 the following participants received restricted stock awards pursuant to the Executive Stock Ownership Plan:

Participant	Shares Acquired	Restricted Shares Granted
Lacy	2,549	510
Ceryanec	888	178
Harty	6,213	1,243
Karpowicz	17,414	3,483
Zieser	13,679	2,695

4. Perquisites. The NEOs receive various perquisites provided by or paid for by the Company. These perquisites include financial planning services, memberships in social and professional clubs, car allowances, matching contributions to 401(k) plans and premiums for life and disability insurance.

   The Company provides perquisites to attract and retain executives in a competitive market. These perquisites also allow our NEOs to be effective in conducting day-to-day business by creating and maintaining important business relationships.

   The committee reviews the perquisites provided to the NEOs on a regular basis to ensure that they continue to be appropriate in light of the committee's overall goal of designing compensation programs for NEOs that maximize the interests of our shareholders.

5. Deferred Compensation. The Deferred Compensation Plan ("DCP") allows certain employees, including the NEOs, to defer receipt of salary and/or incentive payments. Amounts may be deferred into a cash account or as SEUs. The cash account earns interest at a rate equal to the lower of (i) the base rate charged by CitiBank, N.A. on corporate loans, which is also referred to as the "prime rate" or (ii) the Company's Return on Shareholders' Equity for the immediately preceding fiscal year, as further defined in the Company's DCP. SEUs are not voted in shareholder meetings and dividends are reinvested. The Company does not match any deferred amounts.

Participants may defer up to 100% of base salary over $250,000 and 100% of incentive payments, provided total annual compensation exceeds $250,000 after deferrals.

The DCP is not funded by the Company and participants have an unsecured contractual commitment from the Company to pay the amounts due under the DCP. Such payments are distributed from the Company's assets when they become due.

We also provide the opportunity to defer as SEUs, awards of restricted stock when they are earned and vested and awards of RSUs when they are earned and vested, subject to Section 409A regulations. Distributions are paid in accordance with the deferral election, which offers varying deferral periods and payment in a lump sum or a series of annual installments following the end of the deferral period, subject to any legally-required waiting period.

This benefit is provided because we wish to permit employees to defer their obligation to pay taxes on certain elements of compensation they are entitled to receive. The DCP permits them to do this while also receiving interest or dividends on deferred amounts, as described above. The provision of this benefit is important as a retention and recruitment tool because many, if not all, of the companies with which we compete for executive talent provide a similar plan to their senior employees.

Compensation Consultant

The Compensation Committee has authority under its charter to engage the services of outside advisors, experts and others to assist the committee. In accordance with this authority, the committee has retained an independent executive compensation consultant, Towers Watson, to advise the committee on all matters related to executive compensation. The consultant attended three committee meetings in fiscal 2012. From time to time, the compensation consultant may, upon the specific request of the Chair of the Compensation Committee, issue engagement letters for particular projects or assignments. Towers Watson's services to the committee will be limited to those matters on which Towers Watson has specifically been engaged and may include executive compensation trends, equity grant philosophies and practices, tally sheet design and specific position competitive data.

Towers Watson reports directly to the Compensation Committee for executive compensation services and the Compensation Committee has the authority to terminate Towers Watson with respect to such services. Services performed by Towers Watson for executive compensation consulting were under the direction and approval of the Compensation Committee. In fiscal 2012, Towers Watson was paid $71,782 for executive compensation consulting services and $209,881 for actuarial services, for a total of $281,663. The Compensation Committee has considered Towers Watson's independence based on the five factors in the Dodd-Frank legislation and the SEC proposed rules on compensation advisors and believes Towers Watson continues to provide objective, independent advice and recommendations.

Treatment of Special Items

In determining performance goals and evaluating performance results, the committee may use its discretion and judgment to ensure that management's rewards for business performance are commensurate with their contributions to that performance while still holding management accountable for the overall results of the business to the extent permitted by governing law. The committee believes that the metrics for incentive compensation plans should be specific and objective, yet recognizes that interpretation of the application of pre-established metrics to results may be necessary from time to time for certain special items, such as changes in applicable accounting rules pursuant to accounting principles generally accepted in the United States of America ("GAAP"), changes in tax laws or applicable tax rates, acquisitions and divestitures and special investments or expenditures in the Company's operations. The committee did not exercise its discretion in setting management's awards for fiscal 2012.

Tax Deductibility of Compensation – Section 162(m) Compliance

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), places a limit of $1 million on the amount of compensation that the Company may deduct in any one year with respect to each of its NEOs. The

Company generally intends to comply with the requirements for full deductibility. There is an exception to the $1 million limitation for performance-based compensation meeting certain requirements. Annual and long-term non-equity incentive compensation, performance-based restricted stock and stock option awards generally are performance-based compensation meeting those requirements and, as such, are fully deductible. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the committee reserves the right to provide for compensation to the NEOs that may not be deductible, if it is determined to be in the best interests of the Company and its shareholders.

Practices Regarding the Grant of Options

The committee has generally followed a practice of making option grants to its executive officers at its regular quarterly meeting in August. The August meeting date historically has occurred within four weeks of the issuance of the release reporting earnings for the previous fiscal year. The committee believes it is appropriate that annual awards be made at a time when material information regarding performance for the preceding year has been disclosed. Grants may be made at other times during the year in connection with promotions or as a tool to attract talent. We do not have any program, plan or practice to time annual option grants to our executives, directors or other employees in coordination with the release of material non-public information.

All option awards made to our non-employee directors, NEOs or any other employee in fiscal 2012 were made in accordance with the 2004 Plan. All options are granted with an exercise price equal to at least the fair market value of our common stock on the date of grant. Fair market value has been defined by the Compensation Committee to be the closing market price of our common stock on the date of grant. We do not have any program, plan or practice of awarding options with an exercise price other than the closing market price on the date of grant.

Post-Termination Compensation

1. Severance Agreements. We have entered into a Severance Agreement with each of the NEOs. These agreements provide for payments and other benefits if the officer's employment terminates for a qualifying event or circumstance, such as being terminated "Without Cause" or leaving employment for "Good Reason," as these terms are defined in the Severance Agreement. Additional information regarding the Severance Agreement, including a definition of key terms and quantification of benefits that would have been received by our NEOs had termination occurred on June 30, 2012 is found under the heading, "Payment Obligations upon Termination Due to Change in Control" on page 34 of this Proxy Statement.

   The committee believes that these Severance Agreements are an important part of overall compensation for our NEOs and that these agreements help secure the continued employment and dedication of our NEOs, notwithstanding any concern they might have regarding their own continued employment prior to or following a Change in Control. The committee also believes that these agreements are important as a recruitment and retention device, given the competitive market for executive talent.

2. Retirement Income Plan, Replacement Plan and Supplemental Plan. We maintain separate qualified defined benefit plans for our union and non-union employees, as well as two nonqualified supplemental pension plans covering certain non-union employees. The NEOs are covered under the non-union plan (Retirement Income Plan), the Replacement Plan and the Supplemental Plan. The amount of annual earnings that may be considered in calculating benefits under the Retirement Income Plan is limited by law. For 2012, the annual limitation is $250,000. The Replacement Plan is an unfunded plan that provides an amount substantially equal to the difference between the amount that would have been payable under the Retirement Income Plan in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits and the amount actually payable under the Retirement Income Plan.

   The Supplemental Plan is an unfunded nonqualified plan. The purpose of the Supplemental Plan is to provide for NEOs the excess, if any, of the benefits they would have become entitled to under our prior defined benefit plan if it had continued in effect after August 31, 1989.

The committee believes that the Retirement Income Plan, Replacement Plan and Supplemental Plan serve a critically important role in the retention of our senior executives, as benefits thereunder increase each year that these executives remain with the Company. The plans thereby encourage our most senior executives to continue their work on behalf of the Company and our shareholders.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of Meredith Corporation, have reviewed and discussed the Compensation Discussion and Analysis set forth above with management of the Company and, based upon such review and discussion, have recommended to the Board of Directors the inclusion of the Compensation Discussion and Analysis in this Proxy Statement and, through incorporation by reference from this Proxy Statement, in the Company's Annual Report on Form 10-K for the year ended June 30, 2012.

COMPENSATION COMMITTEE
Frederick B. Henry, Chair
D. Mell Meredith Frazier
Philip A. Marineau
Elizabeth E. Tallett

NAMED EXECUTIVE OFFICER COMPENSATION

During fiscal 2012 Messrs. Lacy, Ceryanec, Harty, Karpowicz and Zieser were employed pursuant to agreements with the Company. A more complete description of those agreements begins on page 28 of this Proxy Statement. The salary for each of the NEOs is set according to the terms of such employment agreement or at the discretion of the Compensation Committee.

Each NEO is entitled to participate in all employee benefit plans maintained by the Company, including the 2004 Plan. In addition, customary perquisites are provided to each of the NEOs.

Many elements affect the change in the pension value from year to year, including age, years of service, pay increase, annuity conversion rate change and/or discount rate change. Specifically, the change in the assumed annuity conversion rate may produce unexpected changes from year to year. The annuity conversion rate decreased significantly from last year which caused pension values to increase.

Summary Compensation Table for Fiscal Year 2012

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Stephen M. Lacy	2012	950,000	0	834,487	567,042	896,672	2,602,433	36,264	5,886,898
Chairman and CEO	2011	950,000	0	872,350	827,045	2,083,436	1,271,077	39,338	6,043,246
	2010	925,000	0	915,200	1,326,381	2,398,697	1,504,532	44,891	7,114,701
Joseph H. Ceryanec	2012	525,000	0	222,989	156,271	378,023	351,047	28,025	1,661,356
Chief Financial Officer and	2011	525,000	0	234,865	223,302	728,917	221,394	37,893	1,971,371
Treasurer	2010	450,000	50,000	232,022	448,443	707,797	50,494	203,549	2,142,305
Thomas H. Harty	2012	675,000	0	345,779	178,596	327,923	571,631	40,683	2,139,612
President-National Media Group	2011	615,385	0	794,699	248,114	646,064	524,439	36,931	2,865,632
Paul A. Karpowicz	2012	680,000	0	377,364	174,131	860,182	802,573	35,243	2,929,493
President-Local Media	2011	680,000	0	335,139	256,384	1,030,494	475,152	29,893	2,807,062

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Group	2010	655,000	0	236,669	524,237	1,190,085	369,031	41,742	3,016,764
John S. Zieser	**2012**	**625,000**	**0**	**327,175**	**169,666**	**500,796**	**1,184,770**	**30,353**	**2,837,760**
Chief Development Officer	2011	625,000	0	356,398	248,114	956,106	315,873	37,488	2,538,979
General Counsel	2010	600,000	0	248,820	473,708	1,064,821	672,089	35,221	3,094,659

(1) Stock awards are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to the Company's audited financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on August 23, 2012.

(2) Option awards in this column are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to the Company's audited financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on August 23, 2012.

(3) Included in this column for each NEO are the awards earned during each of the three one-year performance periods of the Fiscal 2010-2012 Cash LTIP. The awards were earned between the minimum and target level for the final performance period because the Company failed to meet the target level for EPS as established by the committee in August 2011. The earned awards for all three years vested on June 30, 2012 and were paid out after the Compensation Committee met and certified the results of the third one-year performance period. The awards earned are as follows: Year One – Lacy, $300,000; Ceryanec, $75,000; Harty, $50,000; Karpowicz, $110,000, and Zieser, $100,000; Year Two – Lacy, $263,600; Ceryanec, $65,900; Harty, $109,848; Karpowicz, $96,653, and Zieser, $87,867, and Year Three – Lacy, $118,182; Ceryanec, $29,545; Harty, $49,242; Karpowicz, $43,333, and Zieser, $39,394.

(4) The amounts shown in this column represent the change in pension value measured from June 30, 2011 to June 30, 2012. The following assumptions were used to calculate the prior year's present values: Measurement date – June 30, 2011; discount rate – 4.65%; interest crediting rate – 3.65%; annuity conversion rate – 4.65%; annuity conversion mortality – 2011 IRS Prescribed 417(e)(3) Unisex; retirement age – 65; compensation and benefit limits – 2011 levels; salary increases – none and pre-retirement decrements – none. The annuity conversion rate decreased significantly from last year which caused pension values to increase.

(5) Amounts in this column for fiscal 2012 include for all NEOs: Annual auto allowance less mileage reimbursed as business expense; club membership dues; professional fees reimbursement for tax preparation and financial planning; life insurance premiums and Company contributions to the 401(k) Plan in the amount of $10,000 for each NEO.

Awards

The Grants of Plan-Based Awards table provides additional detail about the equity and non-equity awards shown in the Summary Compensation Table. The committee granted awards during fiscal 2012 as shown in the table below to each of the NEOs pursuant to the 2004 Plan. The January 28, 2012 awards of restricted stock were made subject to the Executive Stock Ownership Plan which is described in detail on page 19 of this Proxy Statement.

In addition, restricted stock, which will vest in its entirety on the third anniversary of the grant date, was awarded by the committee on August 9, 2011. The committee also granted options on August 9, 2011 to each of our NEOs. Each option granted will become exercisable in its entirety on the third anniversary of the grant date. For additional information on equity awards, please see the "Equity Compensation" section in the Compensation Discussion and Analysis.

At the beginning of fiscal 2012, the committee established potential non-equity incentive awards for each of the NEOs under the 2004 Plan. The amount of the incentive for each NEO was tied to specific financial and individual performance targets established by the committee. The incentives earned by the NEOs are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table above.

Grants of Plan-Based Awards for Fiscal Year 2012

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)						
Name	Grant Date	Minimum ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (2)(3)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards ($/Sh.)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Lacy	08/09/2011	475,000	950,000	2,375,000				
	08/09/2011	375,000	750,000	1,125,000				
	08/09/2011					127,000	25.58	567,042

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Minimum ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (2)(3)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards ($/Sh.)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Lacy (cont'd.)	08/09/2011				32,000			818,560
	01/28/2012				510			15,927
Ceryanec	08/09/2011	183,750	367,500	918,750				
	08/09/2011	110,000	220,000	330,000				
	08/09/2011					35,000	25.58	156,271
	08/09/2011				8,500			217,430
	01/28/2012				178			5,559
Harty	08/09/2011	236,250	472,500	1,181,250				
	08/09/2011	125,000	250,000	375,000				
	08/09/2011					40,000	25.58	178,596
	08/09/2011				12,000			306,960
	01/28/2012				1,243			38,819
Karpowicz	08/09/2011	255,000	510,000	1,275,000				
	08/09/2011	125,000	250,000	375,000				
	08/09/2011					39,000	25.58	174,131
	08/09/2011				10,500			268,590
	01/28/2012				3,483			108,774
Zieser	08/09/2011	218,750	437,500	1,093,750				
	08/09/2011	120,000	240,000	360,000		38,000	25.58	169,666
	08/09/2011				9,500			243,010
	01/28/2012				2,695			84,165

(1) The minimum, target and maximum annual non-equity incentive awards that could be earned during the year ended June 30, 2012 are shown on the first line next to each NEO's name. The actual amounts of the awards were determined by the Compensation Committee based on the level achieved with respect to each NEO's individual incentive plan and are reported in the Summary Compensation Table, above. Individual incentive plans may include EPS, operating cash flow, group operating cash flow or other measurements. The minimum, target and maximum 2012 Cash LTIP awards that could be earned by each NEO if certain performance levels are achieved over a three-year performance period (July 1, 2011 to June 30, 2014), are listed on the second line. The awards do not vest until June 30, 2014 and are subject to continued employment. If minimum performance levels are not achieved the awards will be canceled.

(2) All of the August 9, 2011 grants of restricted stock shown in this column will vest in full on the third anniversary of the grant date. Dividends at the normal rate are paid on shares of restricted stock.

(3) The January 28, 2012 grants of restricted stock shown above were awarded under the Executive Stock Ownership Plan which was designed to encourage increased Company stock holdings by executives. Target levels of individual stock holdings are established by the committee for participants in the program. Each participant receives an annual award of restricted stock equal to 20% of his or her personal acquisition of Company stock. The incremental stock holdings must be maintained for a period of five years in order for the restrictions to lapse. The shares awarded are subject to forfeiture prior to vesting which occurs on the fifth anniversary of the date of grant. Dividends at the normal rate are paid on shares of restricted stock.

(4) Options listed in this column will vest 100% on the third anniversary of the grant date and will expire on the tenth anniversary of the grant.

(5) The exercise price equals the NYSE closing price per share on the date of grant.

(6) The value of restricted stock awards is based on the fair market value of the Company's common stock on the date of grant. The estimated value of options is calculated using the Black-Scholes option valuation model. For a description of the assumptions used to calculate the amounts, see Note 12 (Common Stock and Share-Based Compensation Plans) to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended June 30, 2012.

Outstanding Equity Awards at Fiscal Year-End 2012

The following table discloses outstanding equity awards as of June 30, 2012 for each NEO.

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options – Exercisable (#)(1)	Option Awards: Number of Securities Underlying Unexercised Options – Unexercisable (#)(1)	Option Awards: Option Exercise Price ($)(2)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)(3)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Lacy	08/13/2002	60,000		39.050	08/13/2012		
	08/12/2003	140,000		46.165	08/12/2013		
	08/10/2004	90,000		49.970	08/10/2014		
	08/09/2005	53,333		49.100	08/09/2015		
	08/08/2006	106,000		46.210	08/08/2016		
	08/07/2007	120,000		53.900	08/07/2017		
	02/02/2008					2,025	64,679
	08/12/2008	250,000		29.230	08/12/2018		
	01/31/2009					1,432	45,738
	08/11/2009		210,000	28.600	08/11/2019	32,000 *	1,022,080
	08/10/2010		100,000	32.850	08/10/2020	25,000 *	798,500
	01/30/2011					1,535	49,028
	08/09/2011		127,000	25.580	08/09/2021	32,000 *	1,022,080
	01/28/2012					510	16,289
Ceryanec	10/20/2008	50,000		19.430	10/20/2018	7,500	239,550
	08/11/2009		71,000	28.600	08/11/2019	8,000 *	255,520
	01/30/2010					104	3,322
	08/10/2010		27,000	32.850	08/10/2020	6,800 *	217,192
	01/30/2011					345	11,019
	08/09/2011		35,000	25.580	08/09/2021	8,500 *	271,490
	01/28/2012					178	5,685
Harty	08/10/2004	4,500		49.970	08/10/2014		
	08/09/2005	6,000		49.100	08/09/2015		
	08/08/2006	5,000		46.210	08/08/2016		
	08/07/2007	10,000		53.900	08/07/2017		
	08/12/2008	25,000		29.230	08/12/2018		
	08/11/2009		38,100	28.600	08/11/2019	10,000 *	319,400
	08/10/2010		30,000	32.850	08/10/2020	8,000 *	255,520
	08/10/2010					15,000	479,100
	01/30/2011					1,176	37,561
	08/09/2011		40,000	25.580	08/09/2021	12,000 *	383,280
	01/28/2012					1,243	39,701
Karpowicz	02/14/2005	40,000		47.560	02/14/2015		
	08/08/2006	30,000		46.210	08/08/2016		
	08/07/2007	30,000		53.900	08/07/2017	25,000	798,500
	02/02/2008					88	2,811
	08/12/2008	70,000		29.230	08/12/2018		
	01/31/2009					145	4,631
	08/11/2009		83,000	28.600	08/11/2019	8,000 *	255,520
	01/30/2010					254	8,113
	08/10/2010		31,000	32.850	08/10/2020	8,000 *	255,520
	01/30/2011					2,173	69,406
	08/09/2011		39,000	25.580	08/09/2021	10,500 *	335,370
	01/28/2012					3,483	111,247
Zieser	08/13/2002	25,000		39.050	08/13/2012		
	08/12/2003	60,000		46.165	08/12/2013		
	08/10/2004	40,000		49.970	08/10/2014		

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options – Exercisable (#)(1)	Number of Securities Underlying Unexercised Options – Unexercisable (#)(1)	Option Exercise Price ($)(2)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Zieser (cont'd.)	08/09/2005	20,000		49.100	08/09/2015		
	08/08/2006	20,000		46.210	08/08/2016		
	08/07/2007	20,000		53.900	08/07/2017		
	08/12/2008	65,000		29.230	08/12/2018		
	08/11/2009		75,000	28.600	08/11/2019	8,700 *	277,878
	08/10/2010		30,000	32.850	08/10/2020	7,500 *	239,550
	01/30/2011					3,305	105,562
	08/09/2011		38,000	25.580	08/09/2021	9,500 *	303,430
	01/28/2012					2,695	86,078

(1) All options granted before August 12, 2003 vested ratably on the first three anniversaries of the grant date. Options granted on or after August 12, 2003 vested or will vest 100% on the third anniversary of the grant date.
(2) The exercise price for option grants prior to July 1, 2006 is equal to the average of the high and low prices on the date of grant. The exercise price for options granted after July 1, 2006 is equal to the NYSE closing price per share on the date of grant.
(3) Awards of restricted stock shown in this column which vested or will vest on the third anniversary of the grant date are followed by an *. All other awards in this column vested or will vest on the fifth anniversary of the grant date.
(4) Calculated at the NYSE closing price of the Company's common stock on June 29, 2012, the last trading day of the fiscal year ($31.94).

Option Exercises and Stock Vested in Fiscal 2012

The following table presents information on option exercises and vesting of stock for each of the NEOs during the fiscal year ended June 30, 2012.

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Stock Awards: Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Lacy	0	0	25,770	665,297
Ceryanec	0	0	0	0
Harty	0	0	10,000	256,500
Karpowicz	0	0	16,917	436,527
Zieser (2)	0	0	12,400	318,060

(1) Value realized on vesting is computed by multiplying the closing price of the common stock on the date of vesting by the number of shares of restricted stock.
(2) Mr. Zieser elected to defer the receipt of 12,400 shares upon vesting by converting the shares to SEUs to be held until August 12, 2016 or his retirement or other termination, whichever is later. The total amount deferred was $318,060. This award was reported in the Summary Compensation Table of the Proxy Statement for fiscal 2009.

Pension Benefits in Fiscal 2012

The following table shows on a plan-by-plan basis for each NEO: the number of years of credited service (rounded to the nearest whole number), the present value of the accumulated benefit and the value of any payments made during the fiscal year. The present values are generally based on the assumptions used for financial reporting purposes as of the Company's most recent fiscal year-end measurement date. For additional information concerning those assumptions, please see Note 9 to the Company's audited financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on August 23, 2012. Exceptions include the retirement age, which is assumed to be the earliest time at which a participant may retire under the plan without any benefit reduction due to age, and pre-retirement decrements, which are ignored. The following assumptions were used to calculate the present values in the table:

Measurement date	June 30, 2012
Discount rate	3.50%

Interest crediting rate	2.75%
Annuity conversion rate	3.50%
Annuity conversion mortality	2012 IRS Prescribed 417(e)(3) Unisex
Retirement age	65
Compensation and benefit limits	2012 levels
Salary increases	None
Pre-retirement decrements	None

Name	Plan Name	Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Lacy	Employees' Retirement Income Plan	15	202,901	0
	Replacement Benefit Plan	15	1,234,851	0
	Supplemental Benefit Plan	13	6,924,387	0
Ceryanec	Employees' Retirement Income Plan	4	36,383	0
	Replacement Benefit Plan	4	90,123	0
	Supplemental Benefit Plan	3	496,429	0
Harty	Employees' Retirement Income Plan	8	92,056	0
	Replacement Benefit Plan	8	232,476	0
	Supplemental Benefit Plan	7	950,180	0
Karpowicz	Employees' Retirement Income Plan	7	84,752	0
	Replacement Benefit Plan	7	354,746	0
	Supplemental Benefit Plan	6	1,793,287	0
Zieser	Employees' Retirement Income Plan	14	175,811	0
	Replacement Benefit Plan	14	636,708	0
	Supplemental Benefit Plan	12	2,605,061	0

For a more complete description of the plans and their purposes, see page 21 of this Proxy Statement.

Nonqualified Deferred Compensation in Fiscal 2012

The following table discloses contributions, earnings and balances under each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified for each of the NEOs. Each deferral listed below was in the form of SEUs. Dividends are reinvested as additional SEUs. See page 19 of this Proxy Statement for additional information concerning deferred compensation. The aggregate balance was determined by multiplying the number of SEUs held on June 29, 2012 by $31.94, the closing price of the Company's common stock on the NYSE on that date. Distributions are paid in accordance with the deferral election, which offers varying deferral periods and payment in lump sums or a series of annual installments following the end of the deferral period. All payments are also subject to Section 409A restrictions.

Name	Executive Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year-End ($)
Lacy	0	68,359	0	1,601,535
Ceryanec	0	0	0	0
Harty	0	0	0	0
Karpowicz	0	0	0	0
Zieser (2)	362,452	43,430	0	1,017,499

(1) Earnings shown in this column equal the dollar value of dividends on SEUs accrued during the last fiscal year. All dividends are reinvested as additional SEUs.

(2) Mr. Zieser elected to defer the receipt of 12,400 shares of restricted stock which vested on August 12, 2011 with a grant date value of $362,452. The value of the SEUs plus all accrued dividends will be distributed August 12, 2016 or at his retirement or other termination, whichever is later. The award was reported in the Summary Compensation Table for fiscal 2009.

Potential Payments upon Termination

Employment and Other Agreements

The Company has entered into employment agreements with each of the NEOs as summarized below. Each of the employment agreements described below provides for periods of non-solicitation, non-compete and confidentiality following termination.

On December 30, 2008 the Company entered into amendments to each employment agreement. Those amendments conform to the requirements of Section 409A of the Tax Code and all payouts described below shall be subject to the terms of Section 409A. The amendments provide for the delay of any payment or benefit provided by the employment agreement if such amount or benefit would be subject to or incur additional tax, and further, that any such deferred payment shall be accumulated and paid in a single lump sum, together with interest compounded annually for the period of the delay, on the earliest date on which such payment can be made without incurring any additional tax.

1. Lacy Employment Agreement. The Company entered into an agreement with Mr. Lacy effective July 1, 2006, the date he became President and CEO of the Company, and by amendment on November 4, 2009, continues in effect through June 30, 2013, subject to automatic renewal for subsequent one-year terms. The amended agreement provides that Mr. Lacy's minimum annual base salary shall be $810,000 and may be increased at the discretion of the Compensation Committee. Mr. Lacy is a participant in the 2004 Plan or successor plans, the Meredith Employees' Retirement Income Plan, the Meredith Replacement Benefit Plan and the Meredith Supplemental Benefit Plan. Mr. Lacy's target Annual Incentive under the 2004 Plan will not be less than 100% of his base salary. The agreement also provides for payment to Mr. Lacy in the event his employment is terminated for various reasons as follows:

   A. If his employment were terminated because of death, his base salary would be paid to the legal representative of his estate in substantially equal installments until the end of the month of the first anniversary of his death, any Annual Incentive as determined by the Compensation Committee would be prorated to the date of death, any Cash LTIP would be paid out according to the terms of the award, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

   B. In the event of termination due to "Disability," Mr. Lacy would receive 100% of his base salary for the first 12 months following such termination or through the end of the current term. Mr. Lacy would receive his target Annual Incentive for the initial year in which the Disability occurs. In addition, any Cash LTIP would be paid out according to the terms of the award, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

   C. In the event of termination "Without Cause," or due to "Failure to Re-Elect as CEO or Director," Mr. Lacy would be entitled to receive a lump sum payment, within the Short-Term Deferral Period as defined in the agreement, equal to sum of his base salary and target Annual Incentive through the end of the current term or 24 months, whichever is greater. Mr. Lacy would also be eligible for post-retirement welfare benefits which would commence after June 30, 2013; therefore, the value of those benefits for fiscal 2012 would be zero. In addition, any Cash LTIP would be paid out according to the terms of the award, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

   D. In the event of termination for "Cause," Mr. Lacy would receive his base salary through the date of termination and any Annual Incentive under the 2004 Plan would be prorated to the date of termination. All equity and other incentive awards subject to restriction would be forfeited.

   E. Because he is "Retirement Eligible" under the Company's retirement policy for all employees, any voluntary resignation would be considered retirement. Mr. Lacy would receive his current base salary through the date of termination, his Annual Incentive would be prorated for the fiscal year in which the termination occurred and any Cash LTIP would be paid out according to the terms of the award. He would also be a participant in the retiree welfare plan. In addition, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

The following table sets forth the estimated payments and benefits that would have been provided to Mr. Lacy if his employment had been terminated as of June 30, 2012 under the circumstances specified.

	For Cause ($)	Voluntary ($)	Without Cause ($)	Disability ($)	Death ($)
Payment equal to a multiple of base salary in effect at termination	N/A	N/A	1,900,000	950,000	950,000
Earned but unpaid Annual Incentive (1)	778,490	778,490	778,490	0	778,490
Payment of target Annual Incentive	N/A	N/A	1,900,000	950,000	N/A
Payment due under Cash LTIPs	N/A	1,151,782	681,782	1,151,782	1,151,782
Continued health/welfare benefits (2)(3)	N/A	N/A	32,247	N/A	N/A
Pension benefit (lump sum) (4)(5)	6,489,256	6,489,256	6,489,256	0	6,489,256
Immediate vesting of stock options (6)	N/A	1,509,120	1,509,120	1,509,120	1,509,120
Immediate vesting of restricted stock (7)	N/A	3,018,394	3,018,394	3,018,394	3,018,394

(1) The amount due, if any, is the amount of the Annual Incentive set by the Compensation Committee at its August meeting.
(2) Because Mr. Lacy is retirement eligible (age 55 with ten or more years of service) he would be able to participate in the retiree welfare plan.
(3) Mr. Lacy's employment agreement requires that the Company provide continued benefits to him and his eligible dependents in the event of termination "Without Cause" through the end of the remaining term of the agreement which would be June 30, 2013.
(4) Mr. Lacy's employment agreement also provides that if his employment is terminated voluntarily due to a substantial change in his position, duties or responsibilities, his retirement benefits will be accelerated as if the termination were "Without Cause."
(5) Disabled employees are considered active participants in all retirement plans.
(6) Reflects the benefit of the immediate vesting of stock options.
(7) Reflects the benefit of the immediate vesting of restricted stock and performance-based restricted stock under the terms of the award agreements.

2. Ceryanec Employment Agreement. The Company entered into an agreement with Mr. Ceryanec which became effective October 20, 2008, the date he became Chief Financial Officer of the Company. The agreement, as amended on December 30, 2008, provides that any increases in annual base salary after July 1, 2009 or changes in target Annual Incentive will be determined by the Compensation Committee. The employment agreement also provided a one-time signing bonus of $100,000, one-half to be paid within 30 days of signing and one-half to be paid within 30 days after Mr. Ceryanec moved his permanent residence to a location within the Des Moines metropolitan area. The agreement also provided for the reimbursement of certain relocation expenses. Mr. Ceryanec is a participant in the 2004 Plan or successor plans, the Meredith Employees' Retirement Income Plan, the Meredith Replacement Benefit Plan and the Meredith Supplemental Benefit Plan. Beginning with fiscal 2011, Mr. Ceryanec's target Annual Incentive was set at 70% of base salary. The agreement also provides for payment to Mr. Ceryanec in the event his employment is terminated for various reasons as follows:

A. If his employment were terminated because of death, his base salary would be paid through the last day of the month in which his death occurred, any Annual Incentive earned under the 2004 Plan would be prorated for the fiscal year, any Cash LTIP would be paid out according to the terms of the award, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

B. In the event of termination due to "Disability," base salary would be paid through the last day of the month in which written notice of termination was given, any Annual Incentive earned under the 2004 Plan would be prorated to the date of termination and any Cash LTIP would be paid out according to the terms of the award. In addition, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

C. In the event of termination "Without Cause," Mr. Ceryanec would receive his base salary for a period of 12 months following the date of termination, any Annual Incentive earned under the 2004 Plan would be prorated and any Cash LTIP would be paid out according to the terms of the award.

D. In the event of voluntary termination or termination for "Cause," Mr. Ceryanec would receive only his base salary through the date of termination. All equity and other incentive awards subject to restriction would be forfeited.

The following table sets forth the estimated payments and benefits that would have been provided to Mr. Ceryanec if his employment had been terminated as of June 30, 2012 under the circumstances specified.

	For Cause ($)	Voluntary ($)	Without Cause ($)	Disability ($)	Death ($)
Payment equal to a multiple of base salary in effect at termination	N/A	N/A	525,000	N/A	N/A
Earned but unpaid Annual Incentive (1)	N/A	N/A	348,478	348,478	348,478
Payment due under Cash LTIPs	N/A	N/A	170,446	349,019	349,019
Pension benefit (lump sum) (2)	40,234	40,234	40,234	0	40,234
Immediate vesting of stock options (3)	N/A	N/A	N/A	459,740	459,740
Immediate vesting of restricted stock (4)	N/A	N/A	N/A	1,003,778	1,003,778

(1) The amount due, if any, is the amount of the Annual Incentive set by the Compensation Committee at its August meeting.
(2) Disabled employees are considered active participants in all retirement plans.
(3) Reflects the benefit of the immediate vesting of all outstanding stock options.
(4) Reflects the benefit of the immediate vesting of restricted stock.

3. Harty Employment Agreement. The Company entered into an employment agreement with Mr. Harty effective August 2, 2010 for an initial term ending June 30, 2013 with automatic renewal for subsequent one-year terms unless written notice is given by either party. The agreement provides for a minimum annual base salary of $650,000 and target Annual Incentive of 60% of base salary which may be increased at the discretion of the Compensation Committee. The committee chose to increase his base salary to $675,000 and increase his target Annual Incentive to 70% of annual base salary effective July 1, 2011. Mr. Harty is also a participant in the 2004 Plan, the Meredith Employees' Retirement Income Plan, the Meredith Replacement Benefit Plan and the Meredith Supplemental Benefit Plan. The agreement provides for payment to Mr. Harty in the event his employment was terminated for various reasons as follows:

A. In the case of termination due to death, his base salary would be paid through the date of death, and any Annual Incentive earned under the 2004 Plan would be prorated to the date of death. In addition, all awards of restricted stock would vest and all stock options would vest and remain exercisable for their full unexpired term.

B. In the event of termination due to "Disability," Mr. Harty would receive his base salary through the date of Disability. Under the terms of the Company's Long-Term Disability Plan, he would receive $15,000 per month until he reaches retirement age, up to a maximum payout of $865,000. In addition, all restricted stock awards would vest and all stock options would vest and remain exercisable for the full unexpired term of the option. All awards under incentive plans would be handled in accordance with the terms of the relevant plan and agreements.

C. In the event of termination "Without Cause," Mr. Harty, in return for a full release of all employment-related claims, would receive his base salary through the date on which notice is given, plus separation payments equal to his base salary for a period of 18 months following the date of such notice. He would also receive a lump sum payment equal to his target Annual Incentive, prorated to the date on which notice is given, and, if such termination Without Cause occurred prior to August 10, 2015, the 15,000 shares of restricted stock awarded on August 10, 2010 would continue to vest on schedule. If Mr. Harty fails to execute the release described above, he would receive only his base salary through the date of notice of termination.

Mr. Harty's employment agreement also provides that if any person other than Harty is appointed as the Chief Operating Officer or President of Meredith Corporation during the term, he will remain in his current position throughout the remainder of the term. Should Harty then decide to voluntarily terminate from Meredith, he will be released from the non-compete and confidentiality covenants of his agreement; however, if Meredith chooses to enforce those covenants, the departure shall be treated as a termination Without Cause as described above.

D. In the event of termination for "Cause," Mr. Harty would receive his base salary only through the date of termination. All equity or incentive awards subject to restriction would be forfeited.

The following table sets forth the estimated payments and benefits that would have been provided to Mr. Harty if his employment had been terminated as of June 30, 2012 under the circumstances specified.

	For Cause ($)	Voluntary ($)	Without Cause ($)	Disability ($)	Death ($)
Payment equal to a multiple of base salary in effect at termination	N/A	N/A	1,012,500	N/A	N/A
Earned but unpaid Annual Incentive(2)	N/A	N/A	N/A	278,681	278,681
Payment of target Annual Incentive	N/A	N/A	472,500	N/A	N/A
Payment due under Cash LTIPs	N/A	N/A	209,075	426,243	426,243
Pension benefit (lump sum) (3)	103,041	103,041	103,041	0	103,041
Immediate vesting of stock options (4)	N/A	N/A	N/A	381,654	381,654
Immediate vesting of restricted stock (5)	N/A	N/A	N/A	1,514,563	1,514,563

(1) The payments in this column are to be paid in return for a signed full release of all employment-related claims. Mr. Harty's employment agreement also provides that if his employment is terminated prior to June 30, 2013 due to a substantial change in his position, duties or responsibilities, such termination shall be deemed to be a termination "Without Cause."
(2) The amount due, if any, is the amount of the Annual Incentive set by the Compensation Committee at its August meeting.
(3) Disabled employees are considered active participants in all retirement plans.
(4) Reflects the benefit of the immediate vesting of all outstanding stock options.
(5) Reflects the benefit of the immediate vesting of restricted stock under the terms of the award agreements.

4. Karpowicz Employment Agreement. On February 14, 2005 the Company entered into an employment agreement with Mr. Karpowicz which was amended on December 30, 2008. The Compensation Committee set his base salary for fiscal 2012 at $680,000 with a target Annual Incentive of 75% of base salary. Mr. Karpowicz is eligible to participate in the 2004 Plan or successor plans, the Meredith Employees' Retirement Income Plan, the Meredith Replacement Benefit Plan and the Meredith Supplemental Benefit Plan. The agreement provides for payment to Mr. Karpowicz in the event his employment was terminated for various reasons as follows:

A. In the event of termination due to death or "Disability," Mr. Karpowicz or his estate would receive his base salary through the last day of the month in which such termination occurs plus any Annual Incentive earned under the 2004 Plan prorated to the date of termination. In addition, any Cash LTIP would be paid out according to the terms of the award, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

B. In the event of termination for "Cause" or voluntary termination, Mr. Karpowicz would receive only his base salary through the date of termination. All equity and incentive awards subject to restriction would be forfeited.

C. In the event of termination "Without Cause," Mr. Karpowicz would be entitled to receive his base salary for a period of 12 months following the date of termination plus a proportionate share of any 2004 Plan Annual Incentive. In addition, any Cash LTIP and other equity awards would be paid out according to the terms of the awards.

The following table sets forth the estimated payments and benefits that would have been provided to Mr. Karpowicz if his employment had been terminated as of June 30, 2012 under the circumstances specified.

	For Cause ($)	Voluntary ($)	Without Cause ($)	Disability ($)	Death ($)
Payment equal to a multiple of base salary in effect at termination	N/A	N/A	680,000	N/A	N/A
Earned but unpaid Annual Incentive (1)	N/A	N/A	816,849	816,849	816,849
Payment due under Cash LTIPs	N/A	N/A	249,988	467,156	467,156
Pension benefit (lump sum) (2)	1,763,980	1,763,980	1,763,980	0	1,763,980
Immediate vesting of stock options (3)	N/A	N/A	N/A	525,260	525,260
Immediate vesting of restricted stock (4)	N/A	N/A	N/A	1,841,117	1,841,117

(1) The amount due, if any, is the amount of the Annual Incentive set by the Compensation Committee at its August meeting.
(2) Disabled employees are considered active participants in all retirement plans.
(3) Reflects the benefit of the immediate vesting of all outstanding stock options.
(4) Reflects the benefit of the immediate vesting of restricted stock under the terms of the award agreements.

5. Zieser Employment Agreement. The Company entered into an agreement with Mr. Zieser which became effective August 12, 2008 and continues in effect through June 30, 2013. The term of employment automatically renews for subsequent one-year terms unless written notice is given by either party. The agreement, as amended on December 30, 2008, provides for a minimum annual base salary of $600,000 with any increase in base salary to be determined by the Compensation Committee. Mr. Zieser is a participant in the 2004 Plan or successor plans, the Meredith Employees' Retirement Income Plan, the Meredith Replacement Benefit Plan and the Meredith Supplemental Benefit Plan. Mr. Zieser's target Annual Incentive under the 2004 Plan will be no less than 70% of his base salary. The agreement also provides for payment to Mr. Zieser in the event his employment is terminated for various reasons as follows:

A. If his employment were terminated because of death, any Cash LTIP would be paid out according to the terms of the award, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option, his base salary would be paid in equal installments until the end of the month of the first anniversary of his death and any Annual Incentive earned under the 2004 Plan, as determined by the Compensation Committee at its meeting following the end of the fiscal year, would be prorated to the date of death.

B. In the event of termination due to "Disability," Mr. Zieser would receive his base salary at the lesser of 100% for 12 months or to the end of the current term and his target Annual Incentive for the fiscal year in which the Disability occurred. In addition, any Cash LTIP award would be paid out according to the terms of the award, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

C. In the event of termination "Without Cause," Mr. Zieser would be entitled to receive a lump sum payment within the Short-Term Deferral Period as defined in the agreement, equal to sum of his base salary and target Annual Incentive through the end of the current term or 18 months, whichever is greater. In addition, all restricted stock would vest and all stock options would vest and remain exercisable for the full unexpired term of the option.

D. In the event of voluntary termination or termination for "Cause," Mr. Zieser would receive only his base salary through the date of termination. Any earned but unpaid Annual Incentive would be forfeited as would all other incentive or equity awards subject to restriction.

The following table sets forth the estimated payments and benefits that would have been provided to Mr. Zieser if his employment had been terminated as of June 30, 2012 under the circumstances specified.

	For Cause ($)	Voluntary ($)	Without Cause ($)	Disability ($)	Death ($)
Payment equal to a multiple of base salary in effect at termination	N/A	N/A	937,500	625,000	625,000
Earned but unpaid Annual Incentive (1)	N/A	N/A	461,402	N/A	461,402
Payment of target Annual Incentive	N/A	N/A	656,250	437,500	N/A
Payment due under Cash LTIPs	N/A	N/A	227,260	426,340	426,340
Continued health/welfare benefits (2)	N/A	N/A	25,100	N/A	N/A
Pension benefit (lump sum) (3)(4)	191,960	191,960	2,312,368	0	191,960
Immediate vesting of stock options (5)	N/A	N/A	492,180	492,180	492,180
Immediate vesting of restricted stock (6)	N/A	N/A	1,012,498	1,012,498	1,012,498

(1) The amount due, if any, is the amount of the Annual Incentive set by the Compensation Committee at its August meeting.
(2) In the event of termination "Without Cause," the benefits would be continued through the end of the current term. Mr. Zieser's employment agreement also provides that if his employment is terminated prior to June 30, 2013 due to a substantial change in his position, duties or responsibilities, such termination shall be deemed to be a termination "Without Cause."
(3) In the event of termination "Without Cause," Mr. Zieser shall be presumed to have met eligibility requirements specified in Section 2.4 of the Meredith Replacement Benefit Plan and the Meredith Supplemental Benefit Plan or any successor plans and shall be entitled to the amounts that have accrued under such plans through the date of termination.
(4) Disabled employees are considered active participants in all retirement plans.
(5) Reflects the benefit of the immediate vesting of all outstanding stock options.
(6) Reflects the benefit of the immediate vesting of restricted stock under the terms of the award agreements.

Change in Control

The Company has entered into Amended and Restated Severance Agreements ("Agreements") with each of the NEOs. The Agreements provide for a double trigger, namely a Change in Control of the Company and the termination of the officer within two years of such a Change in Control. The Agreements provide for payments and other benefits if the executive is terminated within two years of a Change in Control of the Company for any reason other than disability, mandatory retirement, "Cause" or voluntary termination other than for "Good Reason." "Good Reason" includes an adverse substantial change in position, duties, responsibilities or status; a reduction in base salary; elimination of any benefit or incentive plan; relocation to a place more than 25 miles distant and other terms as more fully described in the Agreements. If an executive's employment is terminated prior to the date a Change in Control occurs, and if there is a reasonable basis that such termination (1) was at the request of a third party that has taken steps reasonably calculated to effect a Change in Control of the Company or (2) otherwise arose in connection with or anticipation of a Change in Control, then such termination shall be treated as a termination following a Change in Control of the Company. A Change in Control as defined in the Agreements is summarized briefly as follows:

1. The acquisition by any person or entity of the beneficial ownership of more than 20% of either (a) the then outstanding common stock of the Company or (b) the combined voting power of the then outstanding voting securities of the Company;

2. The directors who were incumbent at the time of the execution of the Agreement or their successors cease to constitute at least a majority of the Board (not including any director whose nomination or election occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board);

3. The consummation of certain types of transactions including mergers and the sale of all, or substantially all, of the Company's assets, or

4. Approval by the shareholders of a complete liquidation or dissolution of the Company.

Immediately upon a Change in Control of the Company, all outstanding stock options and stock appreciation rights shall become exercisable, all restrictions on restricted stock and RSUs shall lapse and all performance awards shall be paid or delivered as if the performance goals had been fully achieved. The benefit of the immediate vesting of the stock options and restricted stock and payments under performance awards would have been as follows had a Change in Control occurred on June 30, 2012.

Type of Award	Lacy ($)	Ceryanec ($)	Harty ($)	Karpowicz ($)	Zieser ($)
Restricted Stock	3,018,394	1,003,778	1,514,563	1,841,117	1,012,498
Options	1,509,120	459,740	381,654	525,260	492,180
Cash LTIPs	2,931,782	800,448	959,077	999,991	924,761

Payment Obligations upon Termination Due to Change in Control

The following table sets forth the payment obligations under the Agreements if the NEO's employment is terminated as described above in advance of or within two years of a Change in Control of the Company. The tables assume that the termination took place on June 30, 2012.

Obligation
NEO's annual base salary times three (based upon the highest annual rate of salary earned during the preceding 12-month period) (1)
Annual Bonus times three (higher of the target incentive for the year in which the date of termination occurs or the highest annual incentive compensation paid in respect of the three fiscal years immediately prior to the year in which the Change in Control occurred) (1)
Any earned and due Annual Incentive payments (1)
Prorated Annual Bonus through the date of termination (1)
Immediate vesting and payout of awards under any Cash LTIP (1)
Accrued vacation pay (1)
Any compensation previously deferred (with accrued interest or earnings) (1)
Retirement benefits (plus three years from the date of termination) (1)(2)
Annual matching contribution under the tax-qualified defined contribution plan times three, for each plan (1)
Continuation of medical, dental and life insurance for three years after the date of termination (3)
Continuation of short-term and long-term disability for three years after the date of termination (3)
Continuation of all programs and perquisites for three years after the date of termination (3)
Gross-up payment for tax liabilities (4)
Immediate vesting of equity awards under stock plans

(1) These amounts are to be paid as a lump sum within five days of the date of termination out of the Company's (or its successor's) assets.
(2) The retirement benefit is to be calculated as though the NEO is fully vested and has attained 36 additional months of age under the plans (but not to reduce the NEO's life expectancy).
(3) The benefits are to be continued for three years from the date of termination at the level in effect immediately prior to the Change in Control or the level in effect at the date of termination, whichever is most favorable to the NEO.
(4) The Company may pay directly to the IRS or other taxing authority, for the benefit of the NEO.

1. Base Salary. The Agreements provide for the lump sum payment of three times the NEO's annual base salary. The following table sets forth the amount of such payments to each NEO.

Lacy	Ceryanec	Harty	Karpowicz	Zieser
$2,850,000	$1,575,000	$2,025,000	$2,040,000	$1,875,000

2. Annual Bonus. The Agreements provide for the lump sum payment of three times the Annual Bonus, as defined in the Agreements. The following table shows the amount of such payments to each NEO.

Lacy	Ceryanec	Harty	Karpowicz	Zieser
$6,296,091	$1,989,051	$1,608,648	$3,240,255	$2,894,463

3. Earned but Unpaid Annual Incentive. The Agreements provide for the lump sum payment of any previously earned and due annual incentive payments as defined in the Agreements. The following table shows the amount of such payments to each NEO.

Lacy	Ceryanec	Harty	Karpowicz	Zieser
$778,490	$348,478	$278,681	$816,849	$461,402

4. Prorated Annual Bonus. The Agreements provide for the lump sum payment of the Annual Bonus as defined in the Agreements pro rata to the date of termination. If termination due to Change in Control had occurred on June 30, 2012 there would be no prorated Annual Bonus.

5. Retiree Welfare Benefits. The Agreements provide for an additional three years of age and service to be added to each NEO's post-retirement welfare benefits (including medical, dental and life). Mr. Lacy currently meets the requirements to retire and participate in the retiree welfare plan. With the additional three years, Mr. Karpowicz and Mr. Zieser would also meet the age and service requirements to retire and participate in the retiree welfare plan. None of the other NEOs would meet the eligibility requirements. The terms of the Agreements provide that active welfare benefits would continue for three years and retiree welfare benefits would not commence until the three-year period is over. Therefore, the value of the retiree welfare benefits provided from July 1, 2012 through June 30, 2013 is zero.

6. Pension Benefits. The Agreements provide for an additional three years of age and service to be added (without affecting the life expectancy) in calculating each NEO's pension benefit in the event of a Change in Control. The following table shows the amount of such payments to each NEO.

Lacy	Ceryanec	Harty	Karpowicz	Zieser
$12,312,702	$1,080,727	$1,751,886	$4,216,976	$4,395,720

7. Continuation of Benefits and Perquisites. The Agreements provide that the NEO and his eligible dependents shall continue, to the extent permitted by law, to be covered by all NEO services, programs, perquisites and insurance plans or programs in effect in which the NEO participated immediately prior to the time of the Change in Control, for a period of 36 months after the NEO's date of termination. The following table shows the cost to the Company for each of the NEOs for each of the benefits and perquisites.

Perquisite/Benefit	Lacy ($)	Ceryanec ($)	Harty ($)	Karpowicz ($)	Zieser ($)
Matching contribution to tax-qualified defined contribution plan	30,000	30,000	30,000	30,000	30,000
Continuation of medical and dental insurance for 36 months	44,531	34,295	61,716	32,570	50,522
Continuation of group and NEO supplemental life insurance for 36 months	20,858	11,011	931	3,296	6,367
Continuation of short-term, long-term and NEO long-term disability for 36 months	30,352	12,979	10,097	23,174	17,546
Continuation of professional fees reimbursement for 36 months (calculated at maximum)	29,780	29,780	29,780	29,780	29,780
Continuation of club dues and auto allowance for 36 months	53,475	50,556	73,385	54,474	54,351

8. Gross-up Payments. The Agreements provide that the Company will provide to the NEO a "Gross-up" payment to cover any excise taxes incurred under Section 4999 of the Tax Code, including all other

income-related taxes. Under those circumstances, each NEO would be entitled to receive the following amounts.

Lacy	Ceryanec	Harty	Karpowicz	Zieser
$8,613,783	$2,620,295	$3,126,365	$4,408,011	$3,821,437

9. Immediate Vesting of All Restricted Stock, Stock Options and Performance-Based Awards. Upon termination due to a Change in Control, all restricted stock and stock options shall vest immediately and all performance awards shall be paid or delivered as if the performance goals had been fully achieved. The benefit of the immediate vesting of the stock options and restricted stock and payments under performance awards would have been as follows as of June 30, 2012.

Award	Lacy ($)	Ceryanec ($)	Harty ($)	Karpowicz ($)	Zieser ($)
Restricted Stock	3,018,394	1,003,778	1,514,563	1,841,117	1,012,498
Options	1,509,120	459,740	381,654	525,260	492,180
Cash LTIPs	2,931,782	800,448	959,077	999,991	924,761

Execution of a release of claims is not a prerequisite to the receipt of payments under the Agreements. The Agreements do not include non-compete, nonsolicit, nondisparagement or confidentiality provisions. The NEOs are under no obligation to seek other employment nor shall any compensation earned by the NEOs reduce the amount of any payment provided for under the Agreements.

COMPONENTS OF DIRECTOR COMPENSATION

Employee directors receive no additional compensation for board service. For calendar 2012, the annual board retainer for non-employee directors was $75,000 with an additional committee member retainer of $10,000. The additional committee chair retainer was set at $20,000 for all committees as of April 1, 2012. Previously, the committee chair retainer had been set at $20,000 for the Audit and Compensation Committees and at $15,000 for the Finance and Nominating/Governance Committees. Non-employee directors may elect to convert all or half of the annual board retainer, including any additional committee retainers, into restricted stock or SEUs as follows: 105% of the retainer may be received as restricted stock or as SEUs or 50% of the retainer may be received in cash and 52.5% of the retainer received as restricted stock or SEUs. Restricted stock pays dividends and vests one-third each year on the first three anniversaries of the grant date or upon the director's retirement from the Board. SEUs are fully vested but are paid out as common stock on a one-for-one basis only upon the director's resignation or retirement from the Board. Dividends on SEUs are reinvested.

Each year, on the date of the Annual Meeting of Shareholders, each non-employee director receives an equity grant with a fair market value of $100,000, half in restricted stock and half in nonqualified stock options. One-third of the number of shares of stock and options granted vests each year on the first three anniversaries of the grant date. Options have an exercise price equal to the closing price on the date of the grant and expire on the tenth anniversary of the grant date.

Upon election to the Board, each new non-employee director may choose to receive a grant of 1,200 shares of restricted stock which vests one-third each year on the first three anniversaries of the date of the grant or a grant of 1,200 SEUs which, although fully vested, are paid out as common stock on a one-for-one basis only upon the director's resignation, retirement or other termination of service on the Board.

For calendar 2012, three of seven non-employee directors elected to receive all or 50% of their retainer in the form of restricted stock or SEUs. Fees paid in equity are awarded on the date of the Annual Meeting. Cash retainers are paid in advance in quarterly installments. The Company also reimburses directors for out-of-pocket expenses related to attendance at Board and committee meetings. The compensation paid to each non-employee director during fiscal 2012 is shown in the table below.

Director Compensation for Fiscal 2012

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(3)(4)(6)	Option Awards ($)(2)(3)(6)	Total ($)
Coleman	71,250	99,908	49,716	220,874
Craigie (4)	47,500	99,908	49,716	197,124
Drewes	47,500	0	0	47,500
Frazier	101,250	50,020	49,716	200,986
Henry	105,000	50,020	49,716	204,736
Johnson (4)(5)	1,250	155,025	49,716	205,991
Marineau	105,000	50,020	49,716	204,736
Tallett (4)	71,250	50,020	49,716	170,986

(1) Stock awards (including SEUs) are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718.

(2) Option awards are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718.

(3) All non-employee directors received a grant of restricted stock with a value of $50,020 (1,884 shares) and options with a grant date fair value of $49,716 (10,845 options) on the date of the Annual Meeting of Shareholders, November 9, 2011. The closing price of the common stock on November 9, 2011 was $26.55.

(4) Included in this column: Dr. Coleman received 52.5% of her annual retainer in the form of restricted stock with a grant date fair value of $49,888, Mr. Craigie received 52.5% of his annual retainer in the form of SEUs with a grant date fair value of $49,888 and Mr. Johnson received 105% of his annual retainer in the form of SEUs with a grant date fair value of $105,005.

(5) The amount shown in the column "Fees Earned or Paid in Cash" for Mr. Johnson is equal to the April 1, 2012 increase in the committee chair retainer paid in cash for one quarter.

(6) As of June 30, 2012 each director held outstanding equity awards as shown in the table below.

Name	Options	Restricted Stock	SEUs
Coleman	58,845	4,741	8,380.03
Craigie	40,845	2,862	9,786.05
Frazier	58,845	2,862	0
Henry	54,845	2,862	1,842.81
Johnson	64,845	2,862	28,637.69
Marineau	64,845	2,862	4,518.22
Tallett	28,845	2,862	2,961.95

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Under regulations of the SEC, persons who have power to vote or to dispose of shares of the Company, either alone or jointly with others, are deemed to be beneficial owners of such shares. Because the voting or dispositive power of certain stock listed in the following table is shared, in some cases the same securities are listed opposite more than one name in the table. The total number of the Company's shares listed in the table (excluding stock options that are presently exercisable or will become exercisable prior to October 30, 2012) after elimination of such duplication is 15,412,304 shares of common stock (approximately 43% of the outstanding common stock) and 8,280,565 shares of class B common stock (approximately 95% of the outstanding class B common stock).

Set forth below is information as of August 31, 2012 concerning security ownership by each person who is known to management to be the beneficial owner of more than 5% of any class of the Company's voting securities, by each director and nominee for director, by each NEO and by the Company's directors and executive officers as a group.

	Common Stock Owned			Class B Common Stock Owned (1)		
Name	Sole Voting or Investment Power	Shared Voting or Investment Power	% of Class (2)	Sole Voting or Investment Power	Shared Voting or Investment Power	% of Class
a. *Beneficial owners of more than 5%*						
Katherine C. Meredith (3) c/o Chris Sidwell 1716 Locust Street Des Moines, IA 50309-3023	13,202	92,412	10.92	3,523,765	276,072	43.64
E. T. Meredith, IV (3) c/o Chris Sidwell 1716 Locust Street Des Moines, IA 50309-3023	0	92,412	7.21	1,612,633	876,072	28.58

Name	Common Stock Owned: Sole Voting or Investment Power	Common Stock Owned: Shared Voting or Investment Power	Common Stock Owned: % of Class (2)	Class B Common Stock Owned (1): Sole Voting or Investment Power	Class B Common Stock Owned (1): Shared Voting or Investment Power	Class B Common Stock Owned (1): % of Class
D. Mell Meredith Frazier, Director (3)(4)(5) **1716 Locust Street** **Des Moines, IA 50309-3023**	47,841	92,412	7.13	1,533,954	876,072	27.68
Anna K. Meredith Endowment Trust (6) 665 Locust Street Des Moines, IA 50304	0	0	1.68	0	600,000	6.89
Allianz Global Investors Capital LLC (7) **600 West Broadway, Suite 2900** **San Diego, CA 92101, and** **NFJ Investment Group, LLC** **2100 Ross Avenue, Suite 700** **Dallas, TX 75201**	3,033,953	0	8.40	0	0	0
Royce & Associates, LLC (8) 745 Fifth Avenue New York, NY 10151	2,723,632	0	7.53	0	0	0
BlackRock, Inc. (9) **40 East 52nd Street** **New York, NY 10022**	2,581,458	0	7.13	0	0	0
T. Rowe Price Associates, Inc., T. Rowe Price Mid-Cap Value Fund, Inc. (10) 100 E. Pratt Street Baltimore, MD 21202	2,227,456	0	6.10	0	0	0
Ariel Investments, LLC (11) **200 E. Randolph Drive, Suite 2900** **Chicago, IL 60601**	2,032,227	0	5.80	0	0	0
The Vanguard Group, Inc. (12) 100 Vanguard Blvd. Malvern, PA 19355	1,964,554	0	5.42	0	0	0
b. ***Directors, not listed above, including nominees and executive officers***						
Donald C. Berg, Nominee	0	0	0	0	0	0
Joseph H. Ceryanec, Chief Financial Officer and Treasurer (4)(13)(14)	169,370	0	*	0	0	0
Mary Sue Coleman, Director (5)(15)	58,063	0	*	0	0	0
James R. Craigie, Director (5)(15)	39,137	0	*	0	0	0
Thomas H. Harty, President-National Media Group (13)(14)	163,020	0	*	0	0	0
Frederick B. Henry, Director (3)(5)(15)	80,919	118,844	1.58	0	366,821	4.21
Joel W Johnson, Director (5)(15)	88,742	0	*	0	0	0
Paul A. Karpowicz, President-Local Media Group (13)(14)(16)	340,345	5,876	*	0	0	0
Stephen M. Lacy, Director, Chairman and CEO (4)(13)(16)(17)	1,145,881	2,600	3.21	0	0	0
Philip A. Marineau, Director (3)(5)(15)	59,596	0	*	0	0	0
Elizabeth E. Tallett, Director (5)(15)	20,813	0	*	0	0	0
John S. Zieser, Chief Development Officer, General Counsel (4)(13)(14)(16)(17)	386,340	1,856	1.09	0	0	0
c. *All directors and executive officers as a group (3)(4)(5)(13)(14)(15)(16)(17)(18) [13 persons]*	2,600,067	221,588	13.01	1,533,954	1,242,893	31.89

*Less than 1%

(1) Class B common stock is not transferable except to members of the family of the holder and certain other related entities. However, Class B common stock is convertible share for share at any time into fully transferable common stock without the payment of any consideration. Holders of common stock are entitled to cast one vote for each share of common stock owned on the record date. Holders of class B common stock are entitled to cast ten votes for each share owned on the record date.

(2) Shares listed in the table under "Common Stock Owned" do not include shares of common stock deemed to be owned by the shareholder as a result of the shareholder's ownership of class B common stock which is convertible share for share into common stock. However, the calculation of "% of Class" includes such shares deemed to be owned. If such shares were not included in the calculations, the common stock ownership percentages would be less than 1% for Katherine C. Meredith, E. T. Meredith, IV, D. Mell Meredith Frazier and Frederick B. Henry; 0% for the Anna K. Meredith Endowment Trust; the other individuals' ownership percentages would be unchanged and the ownership percentage in (c) *All directors and executive officers as a group* would be 4.30%.

(3) Includes shares owned by various trusts. The inclusion of these shares is not to be taken as an admission by the named shareholder of beneficial ownership of these shares for any other purpose.

(4) Includes shares held by Principal Life Insurance Company as trustee under the 401(k) Plan for the benefit of certain participants, which shares are voted by the trustee at the direction of individual plan participants.

(5) Includes shares which are subject to presently exercisable stock options or options exercisable within 60 days following August 31, 2012 by non-employee directors as follows: Johnson and Marineau-48,000 each, Coleman and Frazier-42,000 each, Henry-38,000, Craigie-24,000 and Tallett-12,000, for an aggregate total of 254,000.

(6) This is a charitable trust. Bankers Trust Company as trustee votes the shares at the direction of the Endowment Board. The Endowment Board, composed of Bankers Trust Company, D. Mell Meredith Frazier, E. T. Meredith, IV, James Hubbell, III and John D. Bloodgood, acting by majority vote, has dispositive power over the shares.

(7) Information as of December 31, 2011 based on Schedule 13G filed with the SEC.
(8) Information as of December 31, 2011 based on Schedule 13G filed with the SEC.
(9) Information as of December 30, 2011 based on Schedule 13G filed with the SEC.
(10) Information as of July 10, 2012 based on Schedule 13G/A filed with the SEC. These securities are owned by various individual and institutional investors (including T. Rowe Price Mid-Cap Value Fund, Inc. which owns 989,175 shares, representing 2.7% of the common shares outstanding) which T. Rowe Price Associates, Inc. (Price Associates) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities, however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(11) Information as of December 31, 2011 based on Schedule 13G/A filed with the SEC.
(12) Information as of December 31, 2011 based on Schedule 13G/A filed with the SEC.
(13) Includes shares which are subject to presently exercisable stock options or options exercisable within 60 days following August 31, 2012 by NEOs under the Company's Stock Incentive Plans as follows: Lacy-969,333, Zieser-300,000, Karpowicz-253,000, Ceryanec-121,000 and Harty-88,600, for an aggregate total of 1,731,933.
(14) Includes shares held by Morgan Stanley Smith Barney as trustee under the ESPP for the benefit of participating employees, which shares are voted by the trustee at the direction of the individual plan participants.
(15) Includes SEUs (rounded to the nearest whole number) held by non-employee directors as follows: Johnson-28,638, Craigie-9,786, Coleman-8,380, Marineau-4,518, Tallett-2,962 and Henry-1,843, for an aggregate total of 56,127.
(16) Includes shares beneficially owned by spouses and relatives living in the same household with the named individuals and/or shares owned by family partnerships.
(17) Includes SEUs held by NEOs under the Company's Stock Incentive Plans as follows (rounded to the nearest whole number): Lacy-50,142 and Zieser-40,557, for an aggregate total of 90,699.
(18) Includes 1,985,933 shares which are subject to presently exercisable stock options or options exercisable within 60 days following August 31, 2012 by the directors and executive officers as a group.

AUDIT COMMITTEE DISCLOSURE

Audit Committee Pre-Approval Policy

The Audit Committee has adopted policies and procedures for the approval and pre-approval of the audit, audit-related, tax and all other services performed by our independent registered public accounting firm in order to assure that the provision of such services does not impair the registered public accounting firm's independence. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based upon subsequent determinations. The committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management. The Audit Committee pre-approved all audit, audit-related and permitted non-audit services provided by KPMG in fiscal 2012.

Service Fees Paid to Independent Registered Public Accounting Firm

The Company's independent registered public accounting firm for the fiscal year ended June 30, 2012 was KPMG. Representatives of KPMG are expected to be present at the Annual Meeting, will be given the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The following table sets forth information regarding fees for professional services rendered by KPMG with respect to fiscal 2012 and 2011.

	2012	2011
Audit Fees (1)	$ 823,300	$ 801,000
Audit-Related Fees (2)	161,065	30,705
Tax Fees (3)	66,450	35,846
All Other Fees (4)	1,650	39,150
Total Fees	$ 1,052,465	$ 906,701

(1) Represents fees for the audit of the Company's annual financial statements for the fiscal years ended June 30, 2012 and June 30, 2011 and the review of the Company's quarterly financial statements during such fiscal years.
(2) Consists of the fees for audits of financial statements of certain employee benefit plans, assistance to the Internal Audit Department and the review of certain contracts.

(3) Consists of fees for tax services provided to the Company, including tax planning services and the review of certain tax returns.
(4) Consists of fees for access to KPMG's Internet Accounting Research Web site.

The Audit Committee has advised the Company that it has determined that the non-audit services rendered by KPMG during the Company's most recent fiscal year are compatible with maintaining the independence of such registered public accounting firm.

Report of the Audit Committee

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight of the Company's financial reporting process through periodic meetings with the Company's independent registered public accounting firm, internal auditors and management to review accounting, auditing, internal controls and financial reporting matters. Management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management and its independent registered public accounting firm.

We have reviewed and discussed with senior management the Company's audited financial statements included in the 2012 Annual Report to Shareholders. Management has confirmed to us that such financial statements:

1. Have been prepared with integrity and objectivity and are the responsibility of management, and

2. Have been prepared in conformity with GAAP.

We have discussed with KPMG the matters required to be discussed by SAS 61 (Communications with Audit Committee). SAS 61 requires our independent registered public accounting firm to provide us with additional information regarding the scope and results of its audit of the Company's financial statements, including with respect to:

1. Their responsibility under generally accepted auditing standards;

2. Significant accounting policies;

3. Management judgment and estimates;

4. Any significant audit adjustments;

5. Any disagreements with management, and

6. Any difficulties encountered in performing the audit.

We have received from KPMG a letter providing the disclosures required by Public Company Oversight Board Rule 3526, Communications with Audit Committees Concerning Independence, with respect to any relationships between KPMG and the Company that, in its professional judgment, may reasonably be thought to bear upon independence. KPMG has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based upon the review and discussions described above with respect to the Company's audited financial statements included in the Company's 2012 Annual Report to Shareholders, we have recommended to the Board of Directors that such financial statements be included in the Company's Annual Report on Form 10-K for filing with the SEC.

The Audit Committee also reviewed management's process designed to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002. In addition, KPMG audited management's assessment of internal control over financial reporting and has issued a report thereon dated August 20, 2012. In that report KPMG states that, in its opinion, the Company maintained effective control over financial reporting as of June 30, 2012.

As specified in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with GAAP. That is the responsibility of management and the Company's independent registered public accounting firm. In giving our recommendation to the Board of Directors, we have relied on:

1. Management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with GAAP, and

2. The report of the Company's independent registered public accounting firm with respect to such financial statements.

AUDIT COMMITTEE
Philip A. Marineau, Chair
Mary Sue Coleman
James R. Craigie
Elizabeth E. Tallett

PROPOSAL THREE – AMENDMENT TO THE MEREDITH CORPORATION EMPLOYEE STOCK PURCHASE PLAN OF 2002

The Board of Directors believes it is in the best interests of the Company to encourage stock ownership by employees of the Company. Accordingly, the Meredith Corporation Employee Stock Purchase Plan of 2002 (the "ESPP") was initially adopted in 2002 and authorized the sale to employees of up to an aggregate of 500,000 shares of common stock issued under the Plan. The Board of Directors recommended and shareholders approved an amendment to the ESPP at the Annual Meeting of Shareholders in 2008 which added 500,000 additional shares to the plan for an aggregate of 1,000,000 shares.

The Board of Directors has again approved, subject to shareholder approval, amending the Plan to increase the aggregate number of shares of common stock available for sale to employees by an additional 500,000 shares.

As of the quarter ended June 30, 2012 the Company had issued and employees had purchased approximately 922,300 shares of the 1,000,000 total shares authorized to date under the Plan. The Company estimates that an additional 30,000 shares will be issued and purchased for the quarter ending September 30, 2012. Accordingly, there is the possibility that, without this amendment, there would be insufficient authorized shares for all issuances before the 2013 Annual Meeting. The Company believes that the additional authorized shares will be sufficient for purchases under the Plan for approximately five more years.

A summary of the principal features of the Plan as administered in the U.S. is provided below, but is qualified in its entirety by reference to the full text of the Plan that was filed electronically with this Proxy Statement with the SEC. Such text is not included in the printed version of this Proxy Statement. A copy of the Plan is available from the Company's Secretary at the address on the cover of this document.

Administration and Eligibility

The Plan is administered by the Compensation Committee of the Board of Directors. The committee has the authority to make rules and regulations governing the administration of the ESPP and to interpret the ESPP.

Substantially all regular employees of the Company and designated subsidiaries are eligible to participate in the ESPP, except that employees whose customary employment is 20 hours or less per week may be excluded at the discretion of the committee. As of June 30, 2012, 3,390 employees were eligible to participate and 821 employees actually participated in the ESPP.

Participation and Terms

An eligible employee may elect to participate in the ESPP as of any enrollment date. Enrollment dates occur on the first day of each offering period which is currently set as a calendar quarter. To participate in the ESPP, an employee must complete an enrollment and payroll deduction authorization form, which indicates the amounts to be deducted from his or her salary and applied to the purchase of the shares on the Share Purchase Date (as hereinafter defined). The payroll deduction must be within limits set by the committee.

A payroll deduction account is established for each participating employee by the Company and all payroll deductions made on behalf of each employee (on an after-tax basis) are credited to each such employee's respective payroll deduction account. No interest will be credited to a participant for amounts credited to that account. On the last trading day of each offering period (the "Share Purchase Date"), the amount credited to each participating employee's payroll deduction account is applied to purchase as many shares as may be purchased with such amount at the applicable purchase price. However, no more than $25,000 in market value of shares (determined as of the first day of each offering period) may be purchased by a participant during any calendar year.

The purchase price for the shares will not be less than the lesser of 85% of the closing price of shares of common stock as reported on the NYSE (i) on the first trading day of the applicable offering period or (ii) on the Share Purchase Date. Employees may purchase shares through the ESPP only by payroll deductions.

Amendment and Termination

The Board of Directors of the Company or the committee may amend the ESPP at any time, provided that if shareholder approval is required for the ESPP to continue to comply with the requirements of SEC Regulation Section 240.16b-3 or Section 423 of the Tax Code, such amendment shall not be effective unless approved by the Company's shareholders within 12 months after the date of its adoption by the Board of Directors or the committee. The ESPP may be terminated by the Board of Directors or the committee at any time.

Federal Income Tax Consequences

The ESPP is intended to be an "employee stock purchase plan" as defined in Section 423 of the Tax Code. As a result, an employee participant will pay no federal income tax upon enrolling in the ESPP or upon purchase of the shares. A participant may recognize gain or loss upon the sale or other disposition of shares purchased under the ESPP, the amount and character of which will depend on whether the shares are held for two years from the first day of the offering period in which they were purchased.

1. If the participant sells or otherwise disposes of the shares *within* that two-year period, the participant will recognize ordinary income at the time of disposition in an amount equal to the excess of the market price of the shares on the date of purchase over the purchase price. The Company will be entitled to a tax deduction for the same amount.

2. If the participant sells or otherwise disposes of the shares *after* holding the shares for the two-year period, the participant will recognize ordinary income at the time in an amount equal to the lesser of:

   (i) 15% of the market price of the shares on the first day of the offering period, or

   (ii) The excess of the market price of the shares at the time of disposition over the purchase price. The Company will not be entitled to any tax deduction with respect to shares purchased under the ESPP if the shares are held for the requisite two-year period.

3. In addition, at the time of disposition of the shares, the employee may also recognize capital gain or loss, either short-term or long-term, depending on how long the employee held the shares.

Other Information

On August 31, 2012 the closing price of the common stock was $32.56.

The design of the ESPP does result in a financial statement expense under applicable accounting guidance (FAS 123R). However, the ESPP allows the Company to provide an efficient vehicle for all eligible employees to acquire Meredith Corporation shares on a regular basis. See Note 12 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 for additional information related to share-based compensation expense.

The Board of Directors recommends a vote FOR amending the ESPP. Unless otherwise indicated on your proxy, the shares will be voted FOR amending the ESPP.

PROPOSAL FOUR – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed KPMG as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2013. Services provided to the Company and its subsidiaries by KPMG in fiscal year 2012 are described under "Service Fees Paid to Independent Registered Public Accounting Firm."

We are asking our shareholders to ratify the selection of KPMG as our independent registered public accounting firm. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification as a matter of good corporate governance.

Vote Required

The affirmative vote of the holders of a majority of the voting power present in person or by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of KPMG. Abstentions will have the same effect as a vote AGAINST the proposal.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG as the Company's independent registered public accounting firm for fiscal 2013. Unless otherwise indicated on your proxy, the shares will be voted FOR ratification of the appointment of KPMG.

In the event shareholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

EQUITY COMPENSATION PLANS

The following table sets forth information with respect to the Company's common stock that may be issued under all equity compensation plans of the Company in existence as of June 30, 2012. All of the equity compensation plans for which information is included in the following table have been approved by shareholders.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	5,848,231	$38.06	3,983,814
Equity compensation plans not approved by shareholders	None	N/A	None
Total	5,848,231	$38.06	3,983,814

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act requires that certain of the Company's officers and directors and persons who own more than 5% of the Company's outstanding stock file reports of ownership and changes in ownership with the SEC and NYSE. To the Company's knowledge, based solely upon a review of copies of forms submitted to the Company during and with respect to the most recent fiscal year and on written representations from the Company's directors and officers, all Section 16(a) filing requirements were complied with during the fiscal year ended June 30, 2012.

RELATED PERSON TRANSACTION POLICY AND PROCEDURES

The Company has established written policies and procedures ("Related Person Transaction Policy" or the "Policy") to assist it in reviewing transactions in excess of $120,000 ("Transactions") involving Meredith and its subsidiaries and Related Persons (as defined below). This Policy supplements the Company's other conflict of interest policies set forth in the Company's Code of Business Conduct and Ethics and its other internal procedures. A summary description of the Related Person Transaction Policy is set forth below.

The objective of the Board in adopting this Policy is to assure that transactions between the Company and its subsidiaries and these persons are conducted in a manner that is fair to the Company and its shareholders and result in terms that are no more or less favorable to the Company than transactions between it and unaffiliated persons negotiating on an arm's-length basis.

For purposes of the Policy, a Related Person includes the Company's directors, director nominees and executive officers since the beginning of the Company's last fiscal year, beneficial owners of 5% or more of any class of the Company's voting securities ("5% Holder") and members of their respective Immediate Family (as defined in the Policy).

The Policy provides that any proposed Transaction is to be promptly reported to the Company's General Counsel and Chief Financial Officer. The Chief Financial Officer will assist in gathering information about the Transaction and present the information to the Audit Committee which is responsible for reviewing the Transaction. The Audit Committee will determine if the Transaction is a Related Person Transaction and approve, ratify or reject the Related Person Transaction. In approving, ratifying or rejecting a Related Person Transaction, the committee will consider such information as it deems important to conclude if the Transaction is fair to the Company.

The Company had no Related Person Transactions in fiscal 2012.

ANNUAL REPORT AND ADDITIONAL MATERIALS

Our 2012 Annual Report to Shareholders is being distributed with this Proxy Statement. Copies of our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 may be obtained without charge upon written or oral request to Secretary, Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309-3023, (515)284-2786. Our Annual Report on Form 10-K is also available free of charge on www.meredith.com, along with our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for Proxy Statements and Annual Reports with respect to two or more shareholders sharing the same address by delivering a single Proxy Statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means convenience for shareholders and cost savings for companies.

This year a number of brokers with account holders who are the Company's shareholders may be householding the Company's proxy materials. A single Proxy Statement may be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from a shareholder's broker that it will be householding communications to a shareholder's address, householding will continue until a shareholder is notified otherwise or until a shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, the shareholder should notify his or her broker directly or direct his or her written request to Secretary, Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309-3023. Shareholders who currently receive multiple copies of the Proxy Statement at their address and would like to request householding of their communications should contact their broker.

How to Receive Future Proxy Statements and Annual Reports Online

To ensure you receive future Meredith Proxy Statements and Annual Reports over the Internet instead of receiving paper copies in the mail, registered shareholders may elect electronic delivery of future proxy materials and other shareholder communications simply by updating their shareholder account information either by phone at (877)847-4696 or via Internet at www.idelivercommunications.com/proxy/mdp.

If you hold your shares in broker or nominee name and are not given an opportunity to consent to electronic delivery when you vote your shares online, you may contact the holder of record through which you hold your shares and ask about the availability of Internet delivery.

If you do consent to Internet delivery, a notation will be made in your account. When future Proxy Statements and Annual Reports become available, you will receive an e-mail notice instructing you how to access them over the Internet.

SUBMITTING SHAREHOLDER PROPOSALS

Any shareholder wishing to include a proposal in the Company's Proxy Statement and form of proxy for the 2013 Annual Meeting of Shareholders must submit the proposal so that it is received by the Company no later than May 27, 2013. The proposal should be addressed to Secretary, Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309-3023.

Pursuant to the Company's Bylaws, any shareholder wishing to bring a proposal before the 2013 Annual Meeting of Shareholders (but whose proposal will not be included in the Company's Proxy Statement), must deliver written notice of such proposal in accordance with the requirements of the Bylaws to the Secretary of the Company at the address specified above no earlier than the close of business on the 120th day or later than the close of business on the 90th day prior to the first anniversary of the preceding year's Annual Meeting. For 2013, such proposal must be received no earlier than the close of business on July 10, 2013 and no later than the close of business on August 9, 2013 and otherwise comply with the requirements of the Bylaws. If the date of the 2013 meeting is advanced by more than 30 days or postponed by more than 60 days from the first anniversary of the 2012 Annual Meeting different deadlines will apply.

Pursuant to the Company's Bylaws, any shareholder wishing to propose a nominee for the Board of Directors must deliver written notice of such proposed nominee to the Secretary of the Company at the address specified above no earlier than the close of business on the 120th day or later than the close of business on the 90th day prior to the first anniversary of the preceding year's Annual Meeting. For 2013, written notice of such proposed nominee must be received no earlier than the close of business on July 10, 2013 and no later than the close of business on August 9, 2013 and otherwise comply with the requirements of the Bylaws. If the date of the 2013 Annual Meeting is advanced by more than 30 days or postponed by more than 60 days from the first anniversary of the 2012 Annual Meeting different deadlines will apply.